                                                     RULE NO. 424(b)(1)
                                                     REGISTRATION NO. 333-75579

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus Supplement
April 28, 1999
(To Prospectus--April 12, 1999)

                                [LOGO] PSINET

                                8,000,000 Shares
             6 3/4% Series C Cumulative Convertible Preferred Stock

--------------------------------------------------------------------------------
PSINet:                                  The Convertible Preferred Stock:
                                         . Liquidation Preference: $50 per
 . We are the leading independent           share.
  global provider of Internet
  solutions to businesses.               . Deposit Account: at closing,
                                           purchasers of the convertible
 . PSINet Inc.                              preferred stock will deposit
 510 Huntmar Park Drive                    approximately $76.5 million into an
 Herndon, Virginia 20170                   account established with a deposit
 (703) 904-4100                            agent from which quarterly cash
                                           payments of $0.84375 per share will
The Offering:                              be made or which may be used to
                                           purchase shares of common stock
 . We are offering 8,000,000 shares of      from us for delivery to holders in
  convertible preferred stock and          lieu of cash payments. The funds
  have granted the underwriters an         placed in the deposit account by
  option to purchase an additional         the purchasers of the convertible
  1,200,000 shares to cover over-          preferred stock will, together with
  allotments. The table below does         the earnings on those funds, be
  not reflect any exercise of this         sufficient to make payments, in
  option.                                  cash or stock, through May 15,
                                           2002.
 . We plan to use the net proceeds of
  this offering to finance capital       . Dividends: 6 3/4% cumulative annual
  expenditures, including the              dividends, payable quarterly in
  acquisition of telecommunications        arrears, commencing on August 15,
  bandwidth and related facilities         2002, in cash, or, at our option,
  and the construction of Internet         in shares of our common stock or a
  data centers, and for general            combination thereof. Dividends will
  corporate purposes. We may also use      not start to accrue, however, until
  a portion to fund acquisitions or        the deposit account expires in 2002
  investments.                             or is earlier terminated.
 . Closing: May 4, 1999.
                                         . Conversion Price: $62.3675 per
Market and Symbol:                         share, subject to adjustment (equal
                                           to an initial conversion ratio of
 . Nasdaq National Market: PSIXP            0.8017 shares of our common stock
                                           for each share of convertible
 . Our common stock trades on the           preferred stock).
  Nasdaq National Market under the
  symbol "PSIX." On April 28, 1999,      . Conversion Right: convertible into
  the last reported sales price for        common stock at any time at the
  our common stock was $50 9/16 per        applicable conversion ratio.
  share.                                 . Optional Redemption: redeemable at
                                           a redemption premium of 101.929%
Concurrent Offering:                       (plus accumulated and unpaid
                                           dividends) on or after November 15,
 . We are concurrently offering, by         2000 but prior to May 15, 2002 if
  means of a separate prospectus           the trading price for the
  supplement, 8,000,000 shares of our      convertible preferred stock equals
  common stock, excluding 1,200,000        or exceeds $124.74 per share for a
  shares available to cover over-          specified period. Additional
  allotments. This offering and the        payments will also be made from the
  common stock offering are not            deposit account or by us to the
  dependent on each other.                 holders if we redeem shares under
                                           the foregoing circumstances.
                                           Beginning on May 15, 2002, shares
                                           of the convertible preferred stock
                                           may be redeemed, at any time, at
                                           the redemption premiums stated
                                           herein (plus accumulated and unpaid
                                           dividends).

-----------------------------------------------------------------------------
                                                           Per
                                                          Share     Total
-----------------------------------------------------------------------------
Public offering price:                                    $50.00 $400,000,000
Underwriting fees:                                        $ 1.63 $ 13,040,000
Proceeds to PSINet (after expenses and excluding amounts
 deposited into Deposit Account):                         $38.71 $309,710,000
-----------------------------------------------------------------------------

  This investment involves risk. See "Risk Factors" beginning on page 4 of the accompanying prospectus.
--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus supplement or the accompanying prospectus are truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
Donaldson, Lufkin & Jenrette
             Merrill Lynch & Co.
                           Bear, Stearns & Co. Inc.
                                                   BancBoston Robertson Stephens
                                                           Chase Securities Inc.

                               [LOGO] PSINET(SM)
                          THE INTERNET STARTS HERE(R)

                               TABLE OF CONTENTS

        Prospectus Supplement


                                     Page
Prospectus Summary.................   S-1
Use of Proceeds....................  S-11
Price Range of Common Stock and
 Dividend Policy...................  S-12
Capitalization.....................  S-13
Selected Consolidated Financial and
 Operating Data....................  S-15
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........  S-17
Business...........................  S-33
Management.........................  S-56
Stock Ownership of Certain
 Beneficial Owners and Management..  S-63
Certain Relationships and
 Transactions......................  S-65
Description of Common Stock........  S-66
Description of the Convertible
 Preferred Stock...................  S-66
Certain Federal Income Tax
 Consequences......................  S-78
Underwriting.......................  S-85
Legal Matters......................  S-87
Experts............................  S-87
Glossary...........................   G-1
Index to Consolidated Financial
 Statements........................   F-1

Prospectus
                                      Page
The Company.........................    3
Risk Factors........................    4
Use of Proceeds.....................   18
Ratios of Earnings to Combined Fixed
 Charges and Preferred Dividends....   18
Description of Capital Stock........   22
Description of Indebtedness.........   27
Plan of Distribution................   30
Legal Matters.......................   31
Experts.............................   31
Documents Incorporated By
 Reference..........................   31
About This Prospectus...............   32
Where You Can Find More
 Information........................   32

                               PROSPECTUS SUMMARY

   This summary highlights more detailed information contained elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated in this prospectus supplement or the accompanying prospectus by reference. You should read the entire prospectus supplement and accompanying prospectus carefully, especially the risks of investing in our convertible preferred stock discussed under "Risk Factors" on page 4 of the accompanying prospectus. Unless otherwise stated, all of the information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised. Certain technical terms used in this prospectus supplement are defined in the glossary beginning on page G-1 of this prospectus supplement.

                                  PSINet Inc.

Our Business

   PSINet is the leading independent global provider of Internet solutions to businesses. We provide Internet connectivity and Web hosting services to customers in 90 of the 100 largest metropolitan statistical areas in the U.S. and in 12 of the 20 largest global telecommunications markets. In addition to these services, we also offer a suite of value-added products and services that are designed to enable our customers to maximize utilization of the Internet to more efficiently communicate with their customers, suppliers, business partners and remote office locations. We conduct our business through operations organized into four geographic operating segments--the U.S., Canada, Europe and Asia. Our services and products include the following:

  . Access services that offer dedicated, dial-up, wireless and digital subscriber line, or xDSL, connections that link our customers' networks to the Internet;

  . Web hosting services that provide cost-effective solutions for the management and maintenance of our customers' Web sites and Web-based applications;

  . Intranets and virtual private networks, or VPNs, that allow our customers to provide secure and seamless wide area networks, or WANs, connecting their remote offices and employees, customers and suppliers;

  . E-commerce services designed to enable our customers to securely transact business over the Internet;

  . Voice-over-Internet protocol services that enable companies with multiple business locations to transmit voice conversations over our network at a significant savings to traditional long-distance calling;

  . E-mail services that allow our customers to outsource to us the day-to-day management and maintenance of their internal message systems; and

  . Managed security services designed to protect, monitor and maintain the integrity of our customers' networks.

   We also provide wholesale and private label network connectivity and related services to other Internet service providers, known as ISPs, and telecommunications carriers, to further utilize our network capacity. Based on our quarter ended December 31, 1998, we had annualized revenues of $375.6 million, of which 70% consisted of access services, 7% of Web and enhanced services, and 23% of wholesale services.

Our Global Network

   We operate one of the largest global commercial data communications networks. Our Internet-optimized network has a footprint that extends around the globe and is connected to approximately 500 sites, called points of presence or POPs, situated throughout the U.S., Canada, Europe and Asia that enable our customers to connect to the Internet. Our network reach allows our customers' employees to access their corporate network and systems resources through local calls in over 150 countries. Our network architecture consists of high capacity frame relay switches and routers designed to deliver superior Internet connections, reliable packet control and intelligent data traffic routing and is compatible with all of the most widely deployed transmission technologies. We further expand the reach of our network by connecting with other large ISPs at 137 points through 67 contractual arrangements, called peering agreements, that permit the exchange of information between our network and the networks of our peering partners. We have recently opened three global Internet hosting facilities in the U.S., Switzerland and Canada containing a total of approximately 25,000 square feet and are currently constructing additional data center capacity in London and New York containing a total of approximately 61,000 square feet. We have two network operating centers that monitor and manage network traffic 24-hours per day, seven-days per week.

Our Target Market and Customers

   Internet access services is one of the fastest growing segments of the global telecommunication services marketplace. According to Gartner Group, worldwide Internet access revenues are forecasted to grow from $10.1 billion in 1997 to $34.6 billion in 2002. Trends contributing to this growth in demand include:

  . the increase in corporate Internet sites and connectivity as a means to expand customer reach and improve communications efficiency;

  . business demand for advanced, highly reliable information technology solutions designed specifically to enhance productivity and improve efficiency;

  . the need of businesses to securely and efficiently connect multiple, geographically-dispersed locations and provide global remote access capabilities; and

  . business use of the Internet as a lower-cost alternative to traditional telecommunications services.

   Our target market consists primarily of mid-sized and large businesses in information intensive industries. As of December 31, 1998, we served approximately 54,700 business accounts, including 168 ISPs. The following table provides a summary of our operations across our four geographic operating segments as of December 31, 1998:

                         Revenue for
                         Year Ended  1997 to 1998          Wholesale and            Commencement
                          12/31/98     Revenue    Business   Consumer    Points of-      of
                         ($Millions)  Growth (%)  Accounts  Accounts      Presence   Operations
                         ----------- ------------ -------- ------------- ---------- ------------
U.S.....................    $157          50%      22,600     661,400       245         1989
Canada..................      27         865%       6,750      89,200        42         1996
Europe..................      40         267%      10,700      26,540       151         1995
Asia....................      36         762%      14,650      85,990        62         1994
                            ----                   ------     -------       ---
All Segments............    $260         113%      54,700     863,130       500
                            ====                   ======     =======       ===

   Some of our corporate customers include American Airlines, American Express Company, C-SPAN, Electronic Data Systems (EDS), E*TRADE, Kmart Corp., Major League Baseball, Motorola, Planet Hollywood and Xerox Corporation. Some of our ISP customers include EarthLink, FlashNet, IDT, Microsoft's WebTV and MindSpring.

Our Strategy

   Our objective is to be one of the top three providers of Internet access services and related communications services and products in each of the 20 largest global telecommunications markets. The principal elements of our business strategy are summarized below:

  . Leverage Multiple Sales Channels. We are pursuing growth opportunities through multiple channels consisting of our direct sales force of approximately 550 individuals, over 1,700 resellers and referral sources, and strategic alliances with selected telecommunications services and equipment suppliers, networking service companies, systems integrators and computer retailers.

  . Increase Sales of Value-Added Services and New Products. We intend to capitalize on the trend of companies seeking to increasingly outsource their critical business applications and integrate Web-based services and products as part of their core data networking strategy. We are aggressively marketing value-added services and products to our existing account base and prospective business customers, and are significantly increasing our data center capacity to accommodate the anticipated growth in this business.

  . Accelerate Growth Through Targeted Acquisitions. We intend to make strategic investments in or acquire:

    . local or regional ISPs in markets where we have an established POP and can benefit from the increased network utilization and local sales force;

    . ISPs in the 20 largest global telecommunications markets where we currently do not have a presence or in those global telecommunications markets where our current presence would be significantly enhanced;

    . related or complementary businesses to broaden our market presence and expand our strengths in key product areas; and

    . telecommunication or information technology companies which have strong relationships with major corporations.

  . Continue to Invest in our Network. We remain focused on reducing costs as a percentage of revenue by maintaining a scaleable network and increasing utilization of and controlling strategic assets, such as acquisition of long-term rights in telecommunications bandwidth.

  . Enhance Brand Name Recognition. We intend to leverage our PSINet brand by rebranding acquired ISP operations and services under the PSINet name, selectively using television commercials, print ads and direct mailings which target key decision makers in the U.S. and abroad, and acquiring corporate sponsorship rights, such as our recent acquisition of the naming rights to the NFL Stadium of the Baltimore Ravens.

Recent Developments

  . Acquisitions. Over the 19 month period ended April 23, 1999, we acquired 22 ISPs primarily in ten of the 20 largest global telecommunications markets (principally in those markets outside of the U.S.) for an aggregate cash purchase price and related payments of approximately $308.1 million, exclusive of assumed indebtedness. As a result, we added approximately 23,310 business and Web services accounts, 239,860 consumer dial-up customers and over 150 POPs. Most recently, in April 1999, we acquired two additional ISPs based in Brazil, establishing our market presence in Brazil, the ninth largest global telecommunications market, by adding an aggregate of approximately 1,320 business and Web services accounts, 28,000 consumer dial-up customers and four POPs.

  . Termination of Contingent Payment Obligation to IXC. In January 1999, our contingent payment obligation to IXC Internet Services, Inc. ("IXC"), a subsidiary of IXC Communications, Inc., under the agreement relating to our purchase of OC-48 bandwidth from IXC was terminated without the payment of any additional amounts or the issuance of any additional shares of our common stock to IXC.

  . Strategic Commercial Partnership with Baltimore Ravens. In January 1999, we entered into a 20-year strategic partnership with the Baltimore Ravens of the National Football League. We acquired, among other things, the rights to name the Ravens' NFL stadium "PSINet Stadium" as well as rights for sponsorship and promotion of team events and related advertising and marketing rights. We expect to pay the Ravens approximately $93.5 million over a 20 year period for these rights.

  . Conversion of Series B Convertible Preferred Stock. During the first quarter of 1999, all 600,000 outstanding shares of our Series B 8% convertible preferred stock were converted into an aggregate of 3,000,000 shares of our common stock. As a result of this conversion, we are no longer required to pay the 8% annual dividends under the terms of the Series B preferred stock.

  . Arbitration Award to Chatterjee. In March 1999, an arbitrator awarded The Chatterjee Management Company compensatory damages, including interest and legal expenses, from us. In conjunction with this arbitration decision, we have recorded a charge of $49.0 million, which accrual is reflected in other accounts payable and accrued liabilities in our consolidated balance sheet at December 31, 1998. This award resulted from a claim by Chatterjee brought before the International Chamber of Commerce that we had breached the terms of a joint venture agreement executed by the parties in September 1996. We have submitted a request to the International Chamber of Commerce requesting that it reconsider the amount of the damages award, and Chatterjee has submitted a statement in opposition to our request for reconsideration of the damages award. However, due to the nature of arbitration proceedings, our ability to obtain relief in this matter is likely to be constrained. See "Business--Legal Proceedings."

                                ----------------

   Our principal executive offices are located at 510 Huntmar Park Drive, Herndon, Virginia 20170. Our telephone number is (703) 904-4100.

                                  The Offering

 Preferred stock offered..........  8,000,000 shares of our 6 3/4% Series C cumulative convertible preferred stock.

 Over-allotment option............  Up to 1,200,000 shares. If the over-
                                    allotment option is exercised in full by
                                    the underwriters, the total public offering
                                    price, underwriting fees and proceeds
                                    (excluding amounts deposited into the
                                    Deposit Account) will be $460.0 million,
                                    $15.0 million and $356.3 million,
                                    respectively.

 Liquidation preference...........  $50 per share.

 Deposit account..................  At closing, purchasers of the convertible preferred stock will deposit approximately
                                    $76.5 million into an account, called the
                                    Deposit Account, established with a deposit
                                    agent from which quarterly cash payments of
                                    $0.84375 per share will be made or which
                                    may be used to purchase shares of common
                                    stock from us for purchase by holders in
                                    lieu of the cash payments. The funds placed
                                    in the Deposit Account by the purchasers of
                                    the convertible preferred stock will,
                                    together with the earnings on those funds,
                                    be sufficient to make payments, in cash or
                                    stock, to the holders of the convertible
                                    preferred stock through May 15, 2002.

 Dividends........................  Cumulative annual dividends of 6 3/4%, payable quarterly in arrears on August 15,
                                    November 15, February 15 and May 15 of each
                                    year, commencing August 15, 2002 (or
                                    earlier if the Deposit Account is
                                    terminated before that date), when, as and
                                    if declared by our Board of Directors.
                                    Dividends will not start to accrue until
                                    the Deposit Account expires, which is
                                    expected to occur on May 15, 2002 (although
                                    dividends may accrue earlier if the Deposit
                                    Account is terminated before that date). As
                                    a result, we do not expect to make dividend
                                    payments until August 15, 2002 unless the
                                    Deposit Account is terminated before that
                                    date. Dividends may, at our option, be paid
                                    in cash, by delivery of shares of our
                                    common stock or a combination thereof. Our
                                    ability to pay cash dividends is limited by
                                    the terms of our credit facility and
                                    outstanding senior notes. Our ability to
                                    pay dividends may also be restricted by
                                    applicable law.

 Conversion.......................  Each share of convertible preferred stock may be converted at any time at the option
                                    of the holder into that number of shares of
                                    our common stock as is equal to the
                                    liquidation preference of that share of
                                    convertible preferred stock divided by an
                                    initial conversion price of $62.3675,
                                    subject to adjustment upon the occurrence
                                    of specified events. As a result, each
                                    share of convertible preferred stock will
                                    initially be convertible into 0.8017 shares
                                    of common stock. See "Description of the
                                    Convertible Preferred Stock--Conversion
                                    Rights."

 Optional Redemption..............  We may redeem the convertible preferred stock at a redemption premium of 101.929%
                                    of the liquidation preference (plus
                                    accumulated and unpaid dividends, whether
                                    or not declared) on or

                                    after November 15, 2000 but prior to May
                                    15, 2002, if the trading price of the
                                    convertible preferred stock equals or
                                    exceeds $124.74 per share for a specified trading period. In addition to the foregoing payments, depending upon whether the Deposit Account has been terminated prior to the call for such redemption, holders may also receive an allocable portion of funds then remaining in the Deposit Account or an additional payment equal to the present value of the dividends that would thereafter have been payable on the convertible preferred stock through May
                                    15, 2002.

                                    Except in the circumstances described in the preceding paragraph, we may not redeem the convertible preferred stock prior to May 15, 2002. Beginning on May 15, 2002, we may redeem shares of convertible preferred stock initially at a redemption premium of 103.857% of the liquidation preference and thereafter at prices declining to 100.00%, plus in each case all accumulated and unpaid dividends, whether or not declared.
                                    We may effect any redemption, in whole or in part, by delivering cash, shares of our common stock or a combination thereof. Our ability to redeem shares is limited by the terms of our credit facility, our outstanding senior notes and applicable law.

 Change of Control................  In the event of a change of control of our company, each holder of the convertible
                                    preferred stock will, in the event that the
                                    market price per share (as defined) of our
                                    common stock at such time is less than the
                                    conversion price of the convertible
                                    preferred stock, have a one-time option to
                                    convert such holder's shares of convertible
                                    preferred stock into shares of our common
                                    stock at a conversion price equal to the
                                    greater of (1) the market price per share
                                    ending on the date on which a change of
                                    control event occurs and (2) $38.73. In
                                    lieu of issuing shares of our common stock
                                    upon conversion in the event of a change of
                                    control, we may, at our option, make a cash
                                    payment equal to the market price of the
                                    shares of our common stock otherwise
                                    issuable. See "Description of the
                                    Convertible Preferred Stock--Change of
                                    Control."

 Voting Rights....................  Holders of convertible preferred stock will have no voting rights with respect to
                                    general corporate matters except as
                                    provided by law or, in limited
                                    circumstances, as provided in the
                                    Certificate of Amendment to our Certificate
                                    of Incorporation relating to the
                                    convertible preferred stock. See
                                    "Description of the Convertible Preferred
                                    Stock--Voting Rights."

 Ranking..........................  The convertible preferred stock will rank senior to our common stock and senior to or
                                    ratably with other existing and future
                                    series of our preferred stock. We may issue
                                    additional series of preferred stock that
                                    rank ratably with our convertible preferred
                                    stock (including additional shares of
                                    convertible preferred stock) without a vote
                                    of the holders of convertible preferred
                                    stock.

 Tax Consequences.................  The federal income tax consequences of acquiring and holding the convertible
                                    preferred stock and the shares of our
                                    common stock issuable upon conversion of
                                    such convertible preferred stock or in
                                    redemption therefor or as a dividend
                                    thereon, and the treatment of payments
                                    received from the Deposit Account, are
                                    described in "Certain Federal Income Tax
                                    Considerations." Prospective investors are
                                    urged to consult their own tax advisors
                                    regarding the tax consequences of
                                    acquiring, holding or disposing of the
                                    convertible preferred stock or the shares
                                    of our common stock issuable upon
                                    conversion of the convertible preferred
                                    stock or in redemption therefor or as a
                                    dividend thereon, and the treatment
                                    of payments received from the Deposit
                                    Account, in light of their own personal
                                    investment circumstances, including
                                    consequences resulting from the possibility
                                    that distributions on the convertible
                                    preferred stock may exceed our current and
                                    accumulated earnings and profits, in which
                                    case they would not be treated as dividends
                                    for tax purposes.

 Use of Proceeds..................  We intend to use the net proceeds from this offering:

                                    .  To finance capital expenditures,
                                       including acquisition of additional
                                       telecommunications bandwidth and related facilities and equipment, and construction of Internet data centers;

                                    .  For possible future acquisitions or
                                       strategic investments in complementary
                                       businesses or assets; and

                                    .  As additional working capital for
                                       general corporate purposes.

 Common Stock.....................  Our common stock trades on the Nasdaq
                                    National Market under the symbol "PSIX." On
                                    April 28, 1999, the last reported sales
                                    price for our common stock was $50 9/16 per
                                    share.

 Concurrent offering..............  We are concurrently offering, by means of a separate prospectus supplement, 8,000,000
                                    shares of our common stock, excluding
                                    1,200,000 shares available to cover over-
                                    allotments. The completion of the common
                                    stock offering and this offering are not
                                    dependent on each other.

 Market and Symbol................  The convertible preferred stock will be listed for trading on the Nasdaq National
                                    Market under the symbol "PSIXP."

                                  RISK FACTORS

   You should carefully consider all of the information set forth in this prospectus supplement and the accompanying prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 4 of the accompanying prospectus, to ensure that you understand the risks associated with an investment in our convertible preferred stock. Please be aware when reading the accompanying prospectus that information contained in that prospectus may have been updated or superseded by information in this prospectus supplement or other reports that we have filed with the SEC.

               Summary Consolidated Financial and Operating Data
   (In thousands of U.S. dollars, except per share, ratio and operating data)

   The following summary consolidated financial and operating data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements.

   The information contained in this table should be read in conjunction with the sections entitled "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" and our consolidated financial statements and notes thereto and other financial and operating data included elsewhere in this prospectus supplement and the accompanying prospectus or incorporated in this prospectus supplement and the accompanying prospectus by reference.

   The December 31, 1998, as adjusted, balance sheet data gives effect to the concurrent offering of our common stock and the application of the estimated net proceeds therefrom as if that offering had occurred on December 31, 1998. The December 31, 1998, as further adjusted, balance sheet data gives effect to the concurrent offering of our common stock and this convertible preferred stock offering and the application of the estimated net proceeds therefrom (excluding amounts to be paid by the purchasers of the convertible preferred stock into the Deposit Account) as if they had occurred on December 31, 1998.

   EBITDA is used in the Internet services industry as one measure of a company's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used by operating activities and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. We define EBITDA as earnings (losses) before interest expense and interest income, taxes, depreciation and amortization, other non-operating income and expense, and charges for intangible asset write-down and acquired in-process research and development. Our definition of EBITDA may not be comparable to similarly titled measures used by other companies.

   For the purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of losses before income taxes, equity in loss of affiliate and fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt financing costs and that portion of rental expense which we believe to be representative of interest (deemed to be one-third of rental expense).

                                         Year Ended December 31,
                               -----------------------------------------------
                                1994      1995      1996      1997      1998
                               -------  --------  --------  --------  --------
Statement of Operations Data:
 Revenue:
  U.S......................... $15,159  $ 36,252  $ 77,571  $103,952  $156,048
  International...............      55     2,470     6,780    17,950   103,588
                               -------  --------  --------  --------  --------
                                15,214    38,722    84,351   121,902   259,636
 Other income, net............      --        --     5,417        --        --
 Operating costs and expenses:
  Data communications and
   operations.................   9,489    32,124    70,102    94,363   199,372
  Sales and marketing.........   3,599    23,930    27,064    25,831    57,026
  General and administrative..   3,605    10,569    20,648    22,947    45,288
  Depreciation and
   amortization...............   3,183    14,778    28,035    28,347    63,424
  Charge for acquired in-
   process research and
   development................      --        --        --        --    70,800
  Intangible asset write-
   down.......................      --     9,938        --        --        --
                               -------  --------  --------  --------  --------
  Total operating costs and
   expenses...................  19,876    91,339   145,849   171,488   435,910
 Loss from operations.........  (4,662)  (52,617)  (56,081)  (49,586) (176,274)
 Interest expense.............    (731)   (1,964)   (5,025)   (5,362)  (63,914)
 Non-recurring arbitration
  charge......................      --        --        --        --   (49,000)
 Loss before income taxes.....  (5,342)  (53,160)  (55,256)  (46,078) (262,717)
 Net loss.....................  (5,342)  (53,160)  (55,097)  (45,602) (261,869)
 Return to preferred
  shareholders................      --        --        --      (411)   (3,079)
 Net loss available to common
  shareholders................  (5,342)  (53,160)  (55,097)  (46,013) (264,948)
 Basic and diluted loss per
  share.......................   (0.42)    (2.01)    (1.40)    (1.14)    (5.32)
 Shares used in computing
  basic and diluted
  loss per share (in
  thousands)..................  12,805    26,485    39,378    40,306    49,806
Other Financial Data:
 Cash flows used in operating
  activities.................. $(1,097) $(30,093) $(32,543) $(15,568) $(87,586)
 Cash flows used in investing
  activities..................  (1,937)  (21,958)   (7,897)  (15,560) (783,877)
 Cash flows provided by (used
  in) financing activities....   4,527   151,403   (10,529)   12,598   874,246
 EBITDA:
  U.S.........................    (772)  (26,930)  (20,563)  (13,071)  (26,170)
  International...............    (707)     (971)   (7,483)   (8,168)  (15,880)
                               -------  --------  --------  --------  --------
                                (1,479)  (27,901)  (28,046)  (21,239)  (42,050)
 Capital expenditures.........   5,009    45,166    38,390    50,074   303,550
 Ratio of earnings to combined
  fixed charges and preferred
  dividends (deficiency of
  earnings to combined fixed
  charges and preferred
  dividends)..................  (5,307)  (52,956)  (54,449)  (46,489) (265,796)
Other Operating Data:
 Number of POPs...............      82       241       350       350       500
 Number of business customer
  accounts....................   4,220     8,200    17,800    26,400    54,700

                                                  December 31,
                         ----------------------------------------------------------------
                                                                                1998 As
                                                                      1998 As   Further
                          1994     1995    1996    1997     1998     Adjusted   Adjusted
                         ------  -------- ------- ------- ---------  --------- ----------
Balance Sheet Data:
 Cash, cash equivalents,
  short-term investments
  and marketable
  securities............ $3,358  $102,710 $56,390 $33,322 $ 322,508  $ 706,558 $1,016,268
 Restricted cash and
  short-term
  investments...........     --        --     954  20,690   162,469    162,469    162,469
 Total assets........... 17,055   201,830 177,112 186,181 1,284,231  1,668,281  1,977,991
 Current portion of
  debt..................  3,369    16,643  26,915  39,633    59,968     59,968     59,968
 Long-term debt, less
  current portion.......  4,397    24,130  26,938  33,820 1,064,633  1,064,633  1,064,633
 Total liabilities...... 11,721    58,600  87,329 112,752 1,404,405  1,404,405  1,404,405
 Mandatorily redeemable
  preferred and common
  stock................. 13,617        --      --      --        --         --         --
 Shareholders' equity
  (deficit)............. (8,283)  143,230  89,783  73,429  (120,174)   263,876    573,586

                                  Acquisitions

   As part of our growth strategy, over the 19 month period ended April 23, 1999, we acquired 22 ISPs primarily in ten of the 20 largest global telecommunications markets. The aggregate amount of the purchase prices and related payments for these acquisitions was approximately $308.1 million, exclusive of indebtedness assumed in connection with such acquisitions. Of such amount, we have paid $267.1 million as of April 23, 1999 and retained the balance to secure performance by certain sellers of indemnification or other contractual obligations. The following table summarizes certain information concerning these acquisitions:

                                                                           Ranking Among
Name of                                                                      20 Largest
Acquired       Date of                             Business     Consumer   Global Telecom
Company      Acquisition    Principal Market     Accounts (1) Accounts (1)  Markets (1)
--------     ----------- ----------------------- ------------ ------------ --------------
CalvaCom        10/97    France                      1,500        2,300           5
Iprolink         1/98    Switzerland                 2,400        2,600          14
iSTAR            2/98    Canada                      2,700       47,000          10
ITL              4/98    Jersey, Channel Islands        --           --         N/A
INX              5/98    Germany                       650       15,600           3
ioNet            6/98    U.S.                        2,300       21,500           1
LinkAge          6/98    Hong Kong                   1,100           --          19
CalvaPro         6/98    Sub-Sahara Africa             425           30         N/A
Interlog         7/98    Canada                      2,100       41,000          10
Rimnet           8/98    Japan                         260       56,000           2
TWICS            9/98    Japan                          70        1,700           2
HKIGS            9/98    Hong Kong                     200           --          19
Inet             9/98    Korea                       1,100       13,000          12
Tokyo
 Internet       10/98    Japan                       6,500       10,000           2
IXE/USN         10/98    Netherlands                    85           --          13
AsiaNet         11/98    Hong Kong                     180          250          19
Spider Net      12/98    Hong Kong                      30          100          19
Huge Net        12/98    Hong Kong                      90           --          19
Planete.net      2/99    France                        190          780           5
Satelnet         2/99    France                        110           --           5
Horizontes
 Internet        4/99    Brazil                        220       10,000           9
Openlink         4/99    Brazil                      1,100       18,000           9
                                                    ------      -------
                         Total..................    23,310      239,860
                                                    ======      =======

----------------
(1) As of the respective dates of acquisition.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from the sale of our 6 3/4% Series C cumulative convertible preferred stock offered by this prospectus supplement and the accompanying prospectus of approximately $309.7 million, or approximately $356.3 million if the underwriters' over-allotment option is exercised in full. This estimate excludes the estimated underwriting discounts and commissions, amounts deposited into the Deposit Account, and other fees and expenses payable by us of approximately $750,000.

   We intend to use the net proceeds from this offering to finance capital expenditures, including the acquisition of additional telecommunications bandwidth and related facilities and equipment and the construction of Internet data centers, in furtherance of our goal of becoming one of the top three providers of Internet access services and related communications services and products in each of the 20 largest global telecommunications markets. We also intend to use part of the net proceeds for general corporate purposes. In addition, as described below, we expect to use a portion of the net proceeds to make strategic investments in or acquisitions of complementary businesses or assets. See "Management Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

   Concurrently with this offering and by means of a separate prospectus supplement, we are offering 8,000,000 shares of our common stock, plus up to an additional 1,200,000 shares of our common stock to cover over-allotments by the underwriters for that offering. The completion of the common stock offering and this offering are not dependent on each other.

   We expect to use a portion of the net proceeds from this offering for possible future investments, acquisitions or strategic alliances in businesses or assets that are related or complementary to our existing business. As a key part of our growth strategy, we periodically evaluate investment, acquisition and strategic alliance candidates. We are currently evaluating several acquisition candidates. However, we cannot assure that we will successfully complete any such acquisitions currently being contemplated. See "Summary-Acquisitions."

   We currently intend to allocate substantial proceeds to each of the foregoing uses. However, the precise allocation of funds among these uses will depend on future commercial, technological, regulatory and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities. Because of the number and variability of factors that determine our use of the net proceeds of this offering, we cannot assure that our application of the net proceeds will not vary substantially from our current intentions. Pending these uses, we intend to invest the net proceeds of this offering in short-term U.S. investment grade and government securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock has traded on The Nasdaq Stock Market's National Market under the symbol "PSIX" since our initial public offering in May 1995. The following table sets forth the high and low bid prices for our common stock for the periods indicated as reported by the Nasdaq National Market. On April 28, 1999, the last reported sales price of our common stock on the Nasdaq National Market was $50 9/16 per share.

                                                              Price Range of
                                                               Common Stock
                                                           --------------------
                                                              High       Low
                                                           ---------- ---------
Year Ended December 31, 1997:
 First Quarter............................................ $ 13 3/8   $ 6 3/4
 Second Quarter...........................................    9 1/4     5 1/2
 Third Quarter............................................    9 3/4     7 3/8
 Fourth Quarter...........................................    9 1/2     4 1/4
Year Ended December 31, 1998:
 First Quarter............................................ $ 17 5/16  $ 4 15/16
 Second Quarter...........................................   15 3/16   10
 Third Quarter............................................   21 13/16  10 1/8
 Fourth Quarter...........................................   24 15/16   8 3/8
Year Ending December 31, 1999:
 First Quarter............................................ $ 45 15/16 $21
 Second Quarter (through April 28, 1999)..................   73        41 3/8

   As of April 9, 1999, there were 800 shareholders of record of our common stock.

   Prior to this offering, there has been no public trading market for the convertible preferred stock. The convertible preferred stock has been listed for trading under the symbol "PSIXP."

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain all of our earnings, if any, for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, under the terms of our existing credit facilities, the payment of cash dividends is prohibited without the lender's consent, and under the terms of our debt securities, the payment of cash dividends is subject to limitations.

                                 CAPITALIZATION

   The following table sets forth the cash, cash equivalents, short-term investments and marketable securities, restricted cash and short-term investments and capitalization of PSINet as of December 31, 1998 on:

  (1) an actual basis;

  (2) an as adjusted basis, which adjusts the actual amounts to give effect to (a) the conversion of our Series B 8% convertible preferred stock into an aggregate of 3,000,000 shares of our common stock during the first quarter of 1999, and (b) the concurrent offering of 8,000,000 shares of our common stock at a public offering price of $50.50 per share, and the application of the estimated net proceeds therefrom, as if they had occurred on December 31, 1998; and

  (3) an as further adjusted basis, which further adjusts the as adjusted amounts to give effect to this offering of our 6 3/4% Series C cumulative convertible preferred stock at a public offering price of $50.00 per share and the application of the estimated net proceeds therefrom (excluding amounts to be paid by the purchasers of the convertible preferred stock into the Deposit Account), as if they had occurred on December 31, 1998.

   This table should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Structure" and "Use of Proceeds" and our consolidated financial statements and notes thereto and other financial and operating data included elsewhere in this prospectus supplement or incorporated in this prospectus supplement and the accompanying prospectus by reference.

                                                      December 31, 1998
                                                ------------------------------
                                                             As     As Further
                                                 Actual   Adjusted   Adjusted
                                                --------- --------- ----------
                                                (In thousands of U.S. dollars)
Cash, cash equivalents, short-term investments
 and marketable securities..................... $ 322,508 $ 706,558 $1,016,268
                                                ========= ========= ==========
Restricted cash and short-term investments..... $ 162,469 $ 162,469 $  162,469
                                                ========= ========= ==========
Current portion of long-term debt.............. $  59,968 $  59,968 $   59,968
                                                --------- --------- ----------
Long-term debt:
 10% Senior Notes..............................   600,000   600,000    600,000
 11 1/2% Senior Notes (plus unamortized premium
  of $2,950,000)...............................   352,950   352,950    352,950
 Notes payable.................................    40,518    40,518     40,518
 Capital lease obligations.....................    71,165    71,165     71,165
                                                --------- --------- ----------
  Total long-term debt......................... 1,064,633 1,064,633  1,064,633
                                                --------- --------- ----------

                                                   December 31, 1998
                                            ----------------------------------
                                                            As      As Further
                                              Actual     Adjusted    Adjusted
                                            ----------  ----------  ----------
                                             (In thousands of U.S. dollars)
Shareholders' equity (deficit):
 Preferred stock, $.01 par value;
  29,324,858 shares authorized,
  actual; 30,000,000 shares authorized, as
  adjusted; 22,000,000 shares authorized,
  as further adjusted; no shares issued and
  outstanding..............................         --          --          --
 Convertible preferred stock, Series B,
  $.01 par value; 675,142 shares
  authorized, actual; no shares authorized,
  as adjusted and as further adjusted;
  600,000 shares issued and outstanding,
  actual; no shares issued and outstanding,
  as adjusted and as further adjusted......     28,802          --          --
 Convertible preferred stock, Series C,
  $.01 par value; no shares authorized or
  issued, actual and as adjusted; 8,000,000
  shares authorized and issued, as further
  adjusted.................................         --          --     309,710
 Common stock, $.01 par value; 250,000,000
  shares authorized;
  52,083,639 shares outstanding, actual;
  63,083,639 shares outstanding, as
  adjusted and as further adjusted.........        522         632         632
 Capital in excess of par value............    401,990     814,732     814,732
 Accumulated deficit.......................   (427,597)   (427,597)   (427,597)
 Treasury stock, 99,556 shares, at cost....     (2,005)     (2,005)     (2,005)
 Accumulated other comprehensive income....     36,664      36,664      36,664
 Bandwidth asset to be delivered under IXC
  agreement................................   (158,550)   (158,550)   (158,550)
                                            ----------  ----------  ----------
  Total shareholders' equity (deficit).....   (120,174)    263,876     573,586
                                            ----------  ----------  ----------
  Total capitalization..................... $1,004,427  $1,388,477  $1,698,187
                                            ==========  ==========  ==========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   (In thousands of U.S. dollars, except per share, ratio and operating data)

   The following table sets forth for the periods indicated selected consolidated financial and operating data for PSINet. The consolidated balance sheet data and consolidated statement of operations data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. In 1998, we acquired a significant number of businesses, issued a significant amount of debt and incurred a non-recurring arbitration charge. In 1996 and 1997, we sold our individual subscriber accounts and certain related assets and also sold our software subsidiary. These transactions affect the comparability of our financial position, results of operations and cash flows for those years. The following selected consolidated financial and operating data should be read in conjunction with the sections entitled "Summary Consolidated Financial and Operating Data," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our more detailed consolidated financial statements and notes thereto and other financial and operating data included elsewhere in this prospectus supplement and the accompanying prospectus or incorporated in this prospectus supplement and the accompanying prospectus by reference.

                                         Year Ended December 31,
                               ------------------------------------------------
                                1994      1995      1996      1997      1998
                               -------  --------  --------  --------  ---------
Statement of Operations Data:
Revenue......................  $15,214  $ 38,722  $ 84,351  $121,902  $ 259,636
Other income, net............       --        --     5,417        --         --
                               -------  --------  --------  --------  ---------
                                15,214    38,722    89,768   121,902    259,636
Operating costs and expenses:
 Data communications and
  operations.................    9,489    32,124    70,102    94,363    199,372
 Sales and marketing.........    3,599    23,930    27,064    25,831     57,026
 General and administrative..    3,605    10,569    20,648    22,947     45,288
 Depreciation and
  amortization...............    3,183    14,778    28,035    28,347     63,424
 Charge for acquired in-
  process research and
  development................       --        --        --        --     70,800
 Intangible asset write-
  down.......................       --     9,938        --        --         --
                               -------  --------  --------  --------  ---------
 Total operating costs and
  expenses...................   19,876    91,339   145,849   171,488    435,910
                               -------  --------  --------  --------  ---------
Loss from operations.........   (4,662)  (52,617)  (56,081)  (49,586)  (176,274)
Interest expense.............     (731)   (1,964)   (5,025)   (5,362)   (63,914)
Non-recurring arbitration
 charge......................       --        --        --        --    (49,000)
Loss before income taxes.....   (5,342)  (53,160)  (55,256)  (46,078)  (262,717)
Income tax benefit...........       --        --      (159)     (476)      (848)
Net loss.....................   (5,342)  (53,160)  (55,097)  (45,602)  (261,869)
Return to preferred
 shareholders................       --        --        --      (411)    (3,079)
Net loss available to common
 shareholders................  $(5,342) $(53,160) $(55,097) $(46,013) $(264,948)
                               =======  ========  ========  ========  =========
Basic and diluted loss per
 share.......................  $ (0.42) $  (2.01) $  (1.40) $  (1.14) $   (5.32)
                               =======  ========  ========  ========  =========
Shares used in computing
 basic and diluted loss per
 share (in thousands)........   12,805    26,485    39,378    40,306     49,806
                               =======  ========  ========  ========  =========

                                     Year Ended December 31,
                           ------------------------------------------------  ---
                            1994      1995      1996      1997      1998
                           -------  --------  --------  --------  ---------
Other Financial Data:
Cash flows used in
 operating activities....  $(1,097) $(30,093) $(32,543) $(15,568) $ (87,586)
Cash flows used in
 investing activities....   (1,937)  (21,958)   (7,897)  (15,560)  (783,877)
Cash flows provided by
 (used in) financing
 activities..............    4,527   151,403   (10,529)   12,598    874,246
EBITDA (as defined)......   (1,479)  (27,901)  (28,046)  (21,239)   (42,050)
Capital expenditures.....    5,009    45,166    38,390    50,074    303,550
Ratio of earnings to
 combined fixed charges
 and preferred dividends
 (deficiency of earnings
 to combined fixed
 charges and preferred
 dividends)..............   (5,307)  (52,956)  (54,449)  (46,489)  (265,796)
Other Operating Data:
Number of POPs...........       82       241       350       350        500
Number of business
 customer accounts.......    4,220     8,200    17,800    26,400     54,700
                                           December 31,
                           ------------------------------------------------  ---
                            1994      1995      1996      1997      1998
                           -------  --------  --------  --------  ---------
Balance Sheet Data:
Cash, cash equivalents,
 short-term investments
 and
 marketable securities...  $ 3,358  $102,710  $ 56,390  $ 33,322  $ 322,508
Restricted cash and
 short-term investments..       --        --       954    20,690    162,469
Total assets.............   17,055   201,830   177,112   186,181  1,284,231
Current portion of debt..    3,369    16,643    26,915    39,633     59,968
Long-term debt, less
 current portion.........    4,397    24,130    26,938    33,820  1,064,633
Total liabilities........   11,721    58,600    87,329   112,752  1,404,405
Mandatorily redeemable
 preferred and common
 stock...................   13,617        --        --        --         --
Shareholders' equity
(deficit)................   (8,283)  143,230    89,783    73,429   (120,174)

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   You should read the following discussion in conjunction with our consolidated financial statements and notes thereto incorporated in this prospectus supplement and the accompanying prospectus by reference. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. For a discussion of the risk factors that could cause actual results to differ materially from the forward-looking statements, you should read "Risk Factors" included in the accompanying prospectus.

General

   We were founded in 1989 and were the first commercial ISP to offer Internet connectivity to businesses. In 1993, we commenced offering dial-up Internet connectivity to individual consumers in the U.S. on a nationwide basis. We funded the initial buildout of our U.S. network and expansion of our operations through the private placement of equity securities and through capital lease financings. Since 1993, we have pursued a strategy of both internal growth and growth through acquisitions of complementary businesses to increase both individual and business customer accounts, enter into new geographic markets and increase our service and product offerings. During 1995, we raised net proceeds of $47.3 million through an initial public offering of common stock and an additional $86.6 million through a follow-on public offering of common stock to continue the buildout of our domestic network and to increase our sales, marketing and customer support infrastructure. Most recently, in April and November 1998, we completed offerings of $600.0 million aggregate principal amount of 10% senior notes and $350.0 million aggregate principal amount of 11 1/2% senior notes, respectively, from which we received aggregate net proceeds of $785.1 million.

   In mid-1996, in order to avoid increasing pricing competition and the high marketing and customer care costs of providing consumer access and to better utilize our network backbone, we altered our strategy to focus on providing wholesale access services to consumer-oriented ISPs in the United States, rather than providing consumer access services directly. As part of this strategy, in 1996 we sold substantially all our individual subscriber accounts and related assets, but from time to time thereafter have acquired individual subscriber accounts in connection with our acquisitions. To further refine our focus on providing business Internet services, in February 1997, we sold our software subsidiary. Beginning in the third quarter of 1996, we hired several new executive officers with extensive experience in the telecommunications industry to assist us in executing our business strategy. In December 1997, we realigned our core domestic operations into three customer-focused business units--the Corporate Network Services group, the Applications and Web Services group, and the Carrier and ISP Services group--to more effectively meet the emerging needs of the Internet marketplace.

   We derive a majority of our revenues from providing Internet access services to business customers and other ISPs. Business customers are typically signed to contracts for one year terms. Revenues generated from business customers are typically comprised of recurring monthly fees, installation and start-up charges and sales of related equipment and services. Revenues from other ISPs are generated pursuant to network access agreements which typically require a minimum number of subscribers and obligate the ISP customers to pay specified monthly fees for each subscriber using the PSINet network. In addition, we provide a variety of value-added services, including, among others, Web hosting, corporate intranets, VPNs, security services, e-commerce solutions and other advanced Internet protocol or IP-based applications, such as Internet fax. Revenues from value-added services are typically in the form of monthly charges and are often bundled with Internet access services.

   We currently have operations in 12 of the 20 largest international telecommunications markets. In addition to the United States, we have operations in Belgium, Canada, France, Germany, Hong Kong, Italy, Japan, the Netherlands, Republic of Korea, Switzerland and the United Kingdom. We typically enter a new market through the acquisition of an existing company within the particular market. Revenue from non-U.S. operations continues to increase as a percentage of consolidated results, comprising 52% of revenue in the fourth quarter of 1998 and 40% for all of 1998. By comparison, non-U.S. operations comprised 18% of revenue in the fourth quarter of 1997 and 15% for all of 1997.

   Since the commencement of our operations, we have undertaken a program of developing and expanding our data communications network. In connection with this program, we have made significant investments in telecommunications circuits and equipment to produce a geographically-dispersed, Asynchronous Transfer Mode (ATM), Integrated Service Digital Network (ISDN) and Switched Multimegabit Data Service (SMDS) compatible frame relay network specially designed to optimize Internet traffic. ATM, ISDN and SMDS are among the most widely used switching standards. These investments generally are made in advance of obtaining customers and resulting revenue. As part of our ongoing efforts to further expand and enhance our network, we have acquired or agreed to acquire significant amounts of global fiber-based telecommunications bandwidth, including long-term rights, typically for 20 or more years, called indefeasible rights of use, or IRUs, or other rights in:

  .  10,000 equivalent route miles of OC-48 capacity across the United
     States;

  . transatlantic capacity in two STM-1s connecting the United States, the United Kingdom and continental Europe;

  . ten dark fiber optic strands connecting the New York City and Washington, D.C. metropolitan areas and major metropolitan areas in between, and four strands each within New York and Washington, D.C.;

  . six DS-3s of transpacific capacity connecting the United States and Japan;

  . four dark fiber optic strands connecting multiple locations in the San Francisco Bay area;

  . STM-1 network bandwidth having the capability of connecting Japan, China, Southeast Asia, India, the Middle East, Europe and the United Kingdom;

  .  STM-1 network bandwidth inter-connecting 30 European cities;

  . 20 dark fiber optic strands connecting the Vancouver, British Columbia and Seattle, Washington metropolitan areas; and

  . an agreement with other leading global telecommunications companies to build the Japan-U.S. Cable Network.

   The acquisition of these telecommunications bandwidth assets is expected to increase our network capacity by a substantial magnitude and to reduce significantly our future data communications and operations costs per equivalent mile. In addition, the increased network capacity is expected to enable us to offer a wider variety of higher-speed Internet and Internet-related services to a larger customer base. As a result, we anticipate that our data communications and operations costs as a percentage of revenue will decrease as we substitute the acquired bandwidth for existing leased circuit arrangements with various telecommunications carriers.

Year Ended December 31, 1998 As Compared To The Year Ended December 31, 1997

 Results of Operations

   Revenue. We generate revenue primarily from the sale of Internet access and related services to businesses. Revenue was $259.6 million in 1998, an increase of $137.7 million, or 113%, from $121.9 million in 1997. The 113% revenue growth is broken down into 58% from those operations that were in existence at the end of 1997 and 55% from the companies we acquired in 1998. Our organic growth is attributable to a number of factors, including an increase in the number of business customer and ISP accounts, an increase in the average annual revenue realized per new business customer account, and an increase in the business account retention rate.

   Our business customer account base increased by 107% to 54,700 business accounts at the end of 1998 from 26,400 business accounts at the end of 1997. Of the total business account growth in 1998, 8,100 business accounts resulted from organic growth and 20,200 business accounts were attributable to the companies we acquired. The total number of our Carrier and ISP customers grew to 168, serving 863,000 small office home office ("SOHO")/consumer customers at the end of 1998, from 47 ISPs serving 264,000 SOHO/consumer customers at the end of 1997. Average annual new contract value for business accounts increased to $6,000 in 1998 from $5,500 in 1997, which we believe reflects an increasing demand for value-added services and higher levels of bandwidth. Our business account retention rate improved to 79% in 1998 from 76% in 1997.

   Data Communications and Operations. Data communications and operations expenses consist primarily of leased long distance and local circuit costs as well as personnel and related operating expenses associated with network operations, customer support and field service. Data communications and operations expenses were $199.4 million (76.8% of revenue) for 1998, an increase of $105.0 million from $94.4 million (77.4% of revenue) for 1997. The increase in expenses related principally to increases in:

  (1) the number of leased long distance, dedicated customer and dial-up circuits,

  (2) expenditures for additional primary rate interface, or PRI, circuits to support the growth of our Carrier and ISP Services business,

  (3) personnel costs resulting from the expansion of our network operations, customer support and field service staff, including through acquisitions, and

  (4) operating and maintenance charges on telecommunications bandwidth.

   Our dedicated customer account base grew to 14,000 at December 31, 1998 from 7,500 at December 31, 1997, an increase of 87%. Comparing 1998 to 1997, backbone circuit costs increased $30.2 million (or 141%), dedicated customer circuit costs increased $18.4 million (or 77%), PRI expense increased $16.7 million (or 112%), and personnel and related operating expenses associated with network operations, customer support and field service increased $23.8 million (or 109%). Circuit costs relating to our new and expanded POPs and PRIs generally are incurred by us in advance of obtaining customers and resulting revenue. Although we expect that data communications and operations expenses will continue to increase as our customer base grows, we anticipate that such expenses will decrease over time as a percentage of revenue due to decreases in unit costs and continued increases in network utilization. In particular, we anticipate that costs for data communications and operations as a percentage of revenue will decrease as we substitute network bandwidth purchased or acquired under capital lease agreements for existing bandwidth currently under operating lease agreements. Network bandwidth purchased or acquired under capital lease agreements is recorded as an asset and amortized over its useful life. This will, in turn, result in increases in depreciation and amortization expense over the useful life of the bandwidth, typically 10 to 25 years.

   Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, advertising costs, distribution costs and related occupancy costs. Sales and marketing expenses were $57.0 million (22.0% of revenue) for 1998, an increase of $31.2 million from $25.8 million (21.2% of revenue) for 1997. The increase is principally attributable to costs related to a branding and advertising campaign resulting in additional advertising expense of $10.6 million and from costs associated with the growth of our sales force in conjunction with our growth and acquisitions.

   General and Administrative. General and administrative expenses consist primarily of salaries and occupancy costs for executive, financial, legal and administrative personnel and provision for uncollectible accounts receivable. General and administrative expenses were $45.3 million (17.4% of revenue) for 1998, an increase of $22.4 million from $22.9 million (18.8% of revenue) for 1997. The increase resulted from the addition of management staff and related operating expenses across the organization, including increases in conjunction with our growth and acquisitions.

   Depreciation and Amortization. Depreciation and amortization costs were $63.4 million (24.4% of revenue) for 1998, an increase of $35.1 million from $28.3 million (23.3% of revenue) for 1997. Depreciation and amortization costs have increased as a result of capital expenditures associated with network infrastructure enhancements, including telecommunications bandwidth acquisitions, and depreciation and amortization of tangible and intangible assets related to business acquisitions. We anticipate that our depreciation and amortization expenses will continue to increase significantly as we substitute network bandwidth purchased or acquired under capital lease agreements for existing bandwidth under operating lease agreements, and as we record depreciation and amortization on tangible and intangible assets related to business combinations and expansion of our operations.

   Acquired In-Process Research and Development. The results for 1998 include $70.8 million (27.3% of revenue) in charges for acquired in-process research and development. The charges were based on independent valuations and reflect technologies acquired prior to technological feasibility and for which there was no alternative future use. The technologies exist at eight of the companies we acquired, specifically iSTAR, INX, ioNET, LinkAge, Interlog, Rimnet, iNet, and Tokyo Internet, comprising approximately 18% of the total fair value of assets acquired. We have included a detailed description of the specific technologies acquired, their value, cost to complete, expected completion date and remaining tasks in the notes to our consolidated financial statements included in this prospectus supplement.

   The value of the in-process projects was adjusted to reflect the relative value and contribution of the acquired research and development. In doing so, we gave consideration to the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects. The value assigned to purchased in-process technology was based on key assumptions that included:


  . Estimated revenue associated with the respective business enterprise valuations assuming five-year compound annual revenue growth rates of between 22% and 45%.

  . Revenue growth rates for each technology considering, among other things, current and expected industry trends, acceptance of the technologies and historical growth rates for similar industry products. Estimated revenues from the purchased in-process technology projects were generally assumed to peak in the year 2003 and decline through 2014 or earlier as other new products are expected to be introduced. These revenue projections were based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions.

  . Estimated net cash flows discounted back to their present value using a discount rate of between 17.0% and 27.5%, which represents a premium to our cost of capital.

  . Estimated percentage-of-completion of the various in-process research and development projects ranged from 50% to 85% complete.

   If none of these projects is successfully developed, our sales and profitability may be adversely affected in future periods. However, the failure of any particular individual project in-process would not have a material impact on our financial condition or our results of operations. The failure of any particular individual project in-process could impair the value of other intangible assets acquired.

   There were no comparable charges in 1997.

   Interest Expense. Interest expense was $63.9 million for 1998, an increase of $58.5 million from $5.4 million for 1997. The increase was due to interest on our issuance of $600.0 million aggregate principal amount of 10% senior notes in April 1998 and our issuance of $350.0 million aggregate principal amount of 11 1/2% senior notes in November 1998, as well as to increased borrowings and capital lease obligations incurred to finance our network expansion and to fund our working capital requirements.

   Interest Income. Interest income was $19.6 million for 1998, an increase of $16.5 million from $3.1 million for 1997. The increase was due to interest received on the net proceeds of our offerings of the 10% senior notes and 11 1/2% senior notes, which we invest in short-term investment grade and government securities until such time as we use them for other purposes.

   Other Income, Net. Other income, net, was $6.8 million for 1998, which primarily relates to a $5.6 million realized gain on equity securities that we sold during the third quarter. The total of $5.8 million in 1997 primarily related to the sale in the first quarter of 1997 of our software subsidiary.

   Non-Recurring Arbitration Charge. The results for 1998 include a $49.0 million charge for an arbitration award and related costs associated with a dispute between PSINet and The Chatterjee Management Company. The charge relates to a joint venture agreement executed by the parties in 1996 and there is no ongoing relationship between the companies. There were no similar charges in 1997. See "Business--Legal Proceedings".

   Net Loss Available to Common Shareholders and Loss per Share. Our net loss available to common shareholders for 1998 was $264.9 million, or $5.32 basic and diluted loss per share, a $218.9 million, or 476%, increase from a net loss available to common shareholders for 1997 of $46.0 million, or $1.14 basic and diluted loss per share. The primary reasons for the increase were:

  (1) operating losses of acquired companies,

  (2) the increase in data communications costs,

  (3) the first portions of our acquired IRUs were installed, leading to an increase in depreciation and personnel costs to manage the IRUs,

  (4) the charge for acquired in-process research and development relating to acquisitions in 1998,

  (5) the increase in interest expense due to the issuance of the 10% senior notes and 11 1/2% senior notes, and

  (6) the non-recurring arbitration charge.

   The return to preferred shareholders, which comprises the dividends with respect to our Series B 8% convertible preferred stock and accretion of the related conversion premium, is subtracted from net loss in determining the net loss available to common shareholders. Because inclusion of common stock equivalents is antidilutive, basic and diluted loss per share are the same for each period presented.

Year Ended December 31, 1997 As Compared To The Year Ended December 31, 1996

 Results of Operations

   Revenue. Revenue was $121.9 million in 1997, an increase of $37.5 million, or 45%, from $84.4 million in 1996. The increase was attributable to a number of factors, including an increase in the number of business customer and ISP accounts, an increase in the average annual revenue realized per new business customer account and an increase in sales by our international subsidiaries. The growth was driven by an expansion of our sales force and greater public awareness and utilization of the Internet.

   In comparison with 1996, revenue for 1997 was affected by the sale in 1996 of our individual consumer accounts and related assets and by the sale in 1997 of our software subsidiary, which together provided $15.6 million of revenue in 1996 but only $0.3 million in 1997. If such revenue was excluded from 1996 revenue, our growth in revenue from 1996 to 1997 would have been 77% instead of 45%. Revenue growth in 1997 was also impacted by a drop in our annualized business customer retention rate from 79% in 1996 to 76% in 1997, which was attributable in part to an initiative by us to remove certain non-performing accounts.

   Our business customer account base increased by 48% to 26,400 business accounts at December 31, 1997, including 47 ISPs, from 17,800 business accounts, including 22 ISPs, at December 31, 1996. Our revenue from international operations increased by 165% to $18.0 million in 1997 from $6.8 million in 1996, principally as a result of significant growth in our operations in the United Kingdom, Japan and Canada.

   Other Income, Net. We did not have other income, net, in 1997, compared with $5.4 million during 1996, consisting of the consideration received, net of related asset costs and expenses, relating to the sale of our individual consumer subscribers and certain related tangible and intangible assets during the second and third quarters of 1996.

   Data Communications and Operations. Data communications and operations expenses were $94.4 million (77.4% of revenue) during 1997, an increase of $24.3 million from $70.1 million (83.1% of revenue) during 1996. The increase in expenses related principally to increases in:

  (1) the number of leased long distance, dedicated customer and dial-up circuits,

  (2) expenditures for additional primary rate interfaces to support the growth of our Carrier and ISP Services business, and

  (3) personnel costs resulting from the expansion of our network operations, customer support and field service staff.

   Sales and Marketing. Sales and marketing expenses were $25.8 million (21.2% of revenue) during 1997, a decrease of $1.3 million from $27.1 million (32.1% of revenue) during 1996. The decrease resulted principally from reductions in costs following the sale of our individual consumer subscribers and related infrastructure in 1996 and the sale of our software operations in 1997, which were offset in part by an increase in sales and marketing expenses relating to the expansion of our operations.

   General and Administrative. General and administrative expenses were $22.9 million (18.8% of revenue) during 1997, an increase of $2.3 million from $20.6 million (24.5% of revenue) during 1996. The increase resulted from the addition of management staff and related operating expenses across the organization, including in conjunction with our expansion outside of the United States, and increases in the provision for doubtful accounts receivable. These expenses were in part offset by decreased expenses following the sale of our individual consumer subscribers and related assets in 1996 and the sale of our software operations in 1997.

   Depreciation and Amortization. Depreciation and amortization costs were $28.3 million (23.3% of revenue) during 1997, an increase of $0.3 million from $28.0 million (33.2% of revenue) during 1996. Depreciation costs increased due to additional capital expenditures associated with network infrastructure enhancements, which were partially offset by decreases in costs resulting from the elimination of depreciation and amortization that had been associated with the individual consumer subscriber assets sold in 1996 and the software assets sold in 1997.

   Interest Expense. Interest expense was $5.4 million during 1997, an increase of $0.4 million from $5.0 million in 1996. The increase was principally due to increased borrowings and capital lease obligations incurred by us to finance network expansion and to fund working capital requirements.

   Interest Income. Interest income was $3.1 million during 1997, a decrease of $0.7 million from $3.8 million in 1996. The decrease was principally due to a reduction in the amount of cash and short-term, interest-bearing investments held by us.

   Other Income, Net. Other income, net, was $5.8 million for 1997, which primarily related to the sale in the first quarter of 1997 of our software subsidiary.

   Net Loss Available to Common Shareholders and Loss Per Share. As a result of the factors discussed above, our net loss available to common shareholders for 1997 was $46.0 million (37.7% of revenue), or

$1.14 basic and diluted loss per share, a $9.1 million improvement from a net loss available to common shareholders in 1996 of $55.1 million (65.3% of revenue), or $1.40 basic and diluted loss per share. The return to preferred shareholders, which comprises the dividends with respect to our Series B 8% convertible preferred stock and accretion of the related conversion premium, is subtracted from net loss in determining the net loss available to common shareholders. Because inclusion of common stock equivalents is antidilutive, basic and diluted loss per share are the same for each year presented.

Income Taxes

   In 1998, we generated a pretax U.S. book loss of approximately $134.6 million and pretax non-U.S. book loss of approximately $128.1 million. As of December 31, 1998, we had net operating loss carryforwards of approximately $216.7 million for U.S. income tax purposes. The use of the U.S. net operating loss carryforwards may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. These net operating loss carryforwards may be carried forward in varying amounts until 2018. Additionally, at December 31, 1998, we had net operating loss carryforwards for tax purposes in various jurisdictions outside the United States amounting to approximately $158.6 million. The majority of non-U.S. loss carryforwards will expire in varying amounts in 2003 to 2005. Some of the non-U.S. loss carryforwards will never expire under local country tax rules.

   We have provided a valuation allowance against our deferred tax assets since realization of these benefits cannot be reasonably assured. The change in valuation allowance was an increase of $101.7 million and $18.8 million in 1998 and 1997, respectively.

   We recognized deferred income tax benefits of $0.8 million in 1998, $0.5 million in 1997, and $0.2 million in 1996, resulting primarily from deferred tax liabilities of companies we acquired outside of the U.S. We did not recognize any current income tax expense or benefit for any of those three years.

Segment Information

   We offer a broad range of Internet access services and related products to businesses in the U.S. and throughout the rest of the world. As of December 31, 1998, we served primary markets in 12 countries, with operations organized into four geographic operating segments--the U.S., Canada, Europe and Asia. In measuring performance and allocating assets, our chief operating officer reviews each geographic operating segment as a whole and not by types of services provided.

   We evaluate the performance of our segments and allocate resources to them based on revenue and EBITDA. We define EBITDA as earnings (losses) before interest expense and interest income, taxes, depreciation and amortization, other non-operating income and expense, and charges for intangible asset write-down and acquired in-process research and development.

   All our reportable segments have experienced significant revenue increases from 1996 to 1998. Between 1996 and 1997, our revenue growth by segment was largely organic, with the United States growing by 33%, Canada by 823%, Europe by 114% and Asia by 205%. Starting in late 1997 and through 1998, we acquired 18 ISPs in the U.S., Canada, Europe and Asia, and our revenue growth between 1997 and 1998 reflects a mixture of organic and acquired revenue. Revenue growth by segment between 1997 and 1998 is as follows:

                                                                Percentage of
                                             Revenue Growth     Total Revenue
                                         ---------------------- ---------------
                                         Organic Acquired Total  1998     1997
                                         ------- -------- ----- ------   ------
United States...........................    45%      5%     50%     60%      85%
Canada..................................   140%    725%    865%     11%       2%
Europe..................................   144%    123%    267%     15%       9%
Asia....................................   105%    657%    762%     14%       4%
                                                                ------   ------
All Segments............................    58%     55%    113%    100%     100%
                                                                ======   ======

   EBITDA losses as a percentage of revenue improved in all segments except the U.S. from 1997 to 1998, reflecting the overall development cycle of our businesses in these areas. In the U.S., our EBITDA loss as a percentage of revenue increased from (13%) to (17%), which is reflective of increased costs charged to the U.S. segment relating to shared network, marketing and general and administrative costs not allocated to other reportable segments. Improvements in EBITDA as percentage of revenue for the Canadian segment was (144%) to (28%), for the European segment was (33%) to (16%), and for the Asian segment was (12%) to (5%). These improvements have arisen as a result of two primary factors. First, improvements have been generated based on organic growth factors including high levels of revenue growth and concentration of efforts on controlling operating costs, and second, almost every company we acquired in 1998 operated at EBITDA breakeven or better, contributing to these improvements.

   EBITDA losses as a percentage of revenue improved in all segments from 1996 to 1997. In the U.S., it went from (26%) to (13%), in Canada from (1,032%) to (144%), in Europe from (55%) to (33%), and in Asia from (108%) to (12%). The improvement in the U.S. reflects revenue that increased at a faster rate than did data communications and operations, sales and marketing and general and administrative expenses. We achieved cost reductions between 1996 and 1997 in the U.S. due to the disposition of our software operations. Our operating improvements outside of the U.S. primarily are the result of the development of these operations that were largely still in a start-up mode in 1996.

   Our loss from operations in 1996, 1997 and 1998 differs from EBITDA only by depreciation and amortization and the charge for acquired in-process research and development; therefore, loss from operations in each segment reflects underlying trends as those impacting EBITDA as a percentage of revenue. However, as a result of our 1998 acquisitions of telecommunications bandwidth and other fixed assets and acquisitions of ISPs, we incurred charges for acquired in-process research and development and increased depreciation and amortization expenses in each geographic segment, which increased our loss from operations. In the U.S., our loss from operations as a percentage of revenue went from (60%) in 1996 to (37%) in 1997 to (47%) in 1998. In Canada, it went from (1,138%) to (176%) to (104%), in Europe from (74%) to (51%) to (41%), and in Asia from (116%) to (17%) to (160%) for those same three years, respectively.

Quarterly Results

   The following tables set forth certain unaudited quarterly financial data, and such data expressed as a percentage of revenue, for the eight quarters ended December 31, 1998. In the opinion of management, the unaudited financial information set forth below has been prepared on the same basis as the audited financial information included elsewhere herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth. The operating results for any quarter are not necessarily indicative of results for any future period.

                                               Quarter Ended
                          ---------------------------------------------------------------
                                     1997                             1998
                          ------------------------------  -------------------------------
                          Mar 31  Jun 30  Sep 30  Dec 31  Mar 31  Jun 30  Sep 30  Dec 31
                          ------  ------  ------  ------  ------  ------  ------  -------
                          (In millions of U.S. dollars, except per share amounts)
Revenue.................  $ 25.6  $ 29.5  $ 32.0  $ 34.8  $ 44.5  $ 53.7  $ 67.6  $  93.9
Operating costs and
 expenses:
Data communications and
 operations.............    21.0    22.1    23.8    27.5    36.7    41.9    51.9     68.9
Sales and marketing.....     6.0     5.9     6.2     7.8    10.7    12.5    14.7     19.1
General and
 administrative.........     5.4     6.1     5.3     6.0     7.6    10.3    11.6     15.8
Depreciation and
 amortization...........     8.0     6.1     6.6     7.7     9.5    12.9    14.7     26.4
Charge for acquired in-
 process research and
 development............      --      --      --      --     7.0    20.0    13.4     30.4
                          ------  ------  ------  ------  ------  ------  ------  -------
Total operating costs
 and expenses...........    40.4    40.2    41.9    49.0    71.5    97.6   106.3    160.6
                          ------  ------  ------  ------  ------  ------  ------  -------
Loss from operations....   (14.8)  (10.7)   (9.9)  (14.2)  (27.0)  (43.9)  (38.7)   (66.7)
Interest expense........    (1.4)   (1.3)   (1.5)   (1.2)   (2.6)  (16.9)  (18.7)   (25.7)
Interest income.........     0.8     0.7     0.5     1.1     0.5     6.0     4.8      8.2
Other income, net.......     5.7      --     0.2      --      --     1.2     5.3      0.5
Non-recurring
 arbitration charge.....      --      --      --      --      --      --      --    (49.0)
                          ------  ------  ------  ------  ------  ------  ------  -------
Loss before income
 taxes..................    (9.7)  (11.3)  (10.7)  (14.3)  (29.1)  (53.6)  (47.3)  (132.7)
Income tax benefit......    (0.4)     --      --      --      --      --      --     (0.9)
                          ------  ------  ------  ------  ------  ------  ------  -------
Net loss................    (9.3)  (11.3)  (10.7)  (14.3)  (29.1)  (53.6)  (47.3)  (131.8)
Return to preferred
 shareholders...........      --      --      --    (0.4)   (0.8)   (0.8)   (0.8)    (0.8)
                          ------  ------  ------  ------  ------  ------  ------  -------
Net loss available to
 common shareholders....  $ (9.3) $(11.3) $(10.7) $(14.7) $(29.9) $(54.4) $(48.1) $(132.6)
                          ======  ======  ======  ======  ======  ======  ======  =======
Basic and diluted loss
 per
 share (1)..............  $(0.23) $(0.28) $(0.26) $(0.36) $(0.67) $(1.06) $(0.93) $ (2.56)
                          ======  ======  ======  ======  ======  ======  ======  =======
Shares used in computing
 basic and diluted loss
 per share
 (in thousands).........  40,158  40,225  40,407  40,436  44,596  51,111  51,659   51,871
                          ======  ======  ======  ======  ======  ======  ======  =======

----------------
(1) Since there are changes in the weighted average number of shares outstanding each quarter, the sum of the loss per share by quarter does not equal the loss per share for 1997 and 1998.

                                              Quarter Ended
                         ---------------------------------------------------------------------
                                    1997                                1998
                         ---------------------------------   ---------------------------------
                         Mar 31   Jun 30   Sep 30   Dec 31   Mar 31   Jun 30   Sep 30   Dec 31
                         ------   ------   ------   ------   ------   ------   ------   ------
Revenue................. 100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%    100.0%
Operating costs and
 expenses:
Data communications and
 operations.............  81.8     74.9     74.3     79.2     82.5     78.1     76.8      73.3
Sales and marketing.....  23.4     19.9     19.4     22.3     24.1     23.2     21.8      20.3
General and
 administrative.........  21.4     20.8     16.7     17.2     17.1     19.2     17.1      16.9
Depreciation and
 amortization...........  31.3     20.5     20.5     22.1     21.3     24.0     21.7      28.1
Charge for acquired in-
 process research and
 development............    --       --       --       --     15.7     37.2     19.8      32.4
                         -----    -----    -----    -----    -----    -----    -----    ------
Total operating costs
 and expenses........... 157.9    136.1    130.9    140.8    160.7    181.7    157.3     171.0
                         -----    -----    -----    -----    -----    -----    -----    ------
Loss from operations.... (57.9)   (36.1)   (30.9)   (40.8)   (60.7)   (81.7)   (57.3)    (71.0)
Interest expense........  (5.2)    (4.4)    (4.7)    (3.4)    (5.8)   (31.4)   (27.7)    (27.4)
Interest income.........   3.0      2.3      1.7      3.1      1.3     11.3      7.0       8.8
Other income, net.......  22.1     (0.1)     0.6     (0.1)    (0.2)     2.0      7.9       0.5
Non-recurring
 arbitration charge.....    --       --       --       --       --       --       --     (52.2)
                         -----    -----    -----    -----    -----    -----    -----    ------
Loss before income
 taxes.................. (38.0)   (38.3)   (33.3)   (41.2)   (65.4)   (99.8)   (70.1)   (141.3)
Income tax benefit......  (1.8)      --       --       --       --       --       --      (0.9)
                         -----    -----    -----    -----    -----    -----    -----    ------
Net loss................ (36.2)%  (38.3)%  (33.3)%  (41.2)%  (65.4)%  (99.8)%  (70.1)%  (140.4)%
                         =====    =====    =====    =====    =====    =====    =====    ======

   Our quarterly operating results have fluctuated and will continue to fluctuate from period to period for the foreseeable future depending upon such factors as:

  .  the timing of acquisitions,

  . the success of our efforts to expand our customer base, and to sell enhanced and value added services to existing customers,

  . changes in and the timing of expenditures relating to the continued expansion of our network,

  .  the delivery of bandwidth from our global network providers,

  .  the development of new services, and

  .  changes in pricing policies by us or our competitors.

   In view of the significant historical growth of our operations, we believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance and that we may experience significant period-to-period fluctuations in operating results in the future. We expect to focus in the near term on building and increasing our customer base and increasing our network utilization both through internal growth and through acquisitions which may require us from time to time to increase our expenditures for personnel, marketing, network infrastructure and the development of new services.

Liquidity And Capital Resources

   We have historically had losses from operations, which have been funded primarily through borrowings and capital lease financings from vendors, financial institutions and other third parties, and through the issuance of debt and equity securities. In 1998, we received net proceeds of approximately $1.06 billion from debt financings.

Cash Flows For The Years Ended December 31, 1998, 1997 and 1996

   Cash flows used in operating activities were $87.6 million in 1998, $15.6 million in 1997 and $32.5 million in 1996. Cash flows from operating activities can vary significantly from period to period depending upon the timing of operating cash receipts and payments, especially accounts receivable, prepaid expenses and other assets, and accounts payable and accrued liabilities. In all three years, our net losses were the primary component of cash used in operating activities, offset by significant non-cash depreciation and amortization expenses relating to our network and intangible assets and, in 1998, our charge for acquired in-process research and development.

   Cash flows used in investing activities were $783.9 million for 1998, $15.6 million for 1997 and $7.9 million for 1996. Acquisition activities resulted in the use of $268.0 million of cash for 1998, net of cash acquired. Investments in our network and facilities during 1998 resulted in total additions to fixed assets of $303.6 million. Of this amount, $113.3 million was financed under vendor or other financing arrangements, $27.4 million of non-cash additions related to the bandwidth acquired from IXC Internet Services, Inc., $44.9 million related to other network facilities that remained in accounts payable at year end, and $118.0 million was expended in cash. For 1997, total additions were $50.1 million, of which $37.5 million was financed under equipment financing agreements and $12.6 million was expended in cash, and for 1996, additions were $38.4 million, with $25.6 million financed and $12.8 million expended in cash. Purchases of short-term investments with the proceeds of our 10% senior notes and 11 1/2% senior notes offerings during 1998 were an aggregate of $511.7 million, offset by proceeds from the sale and maturity of short-term investments of $251.2 million. Investing cash flows in 1998 and 1997 were reduced by $141.0 million and $19.7 million, respectively, from increases in restricted cash and short-term investments related to various financing alternatives.

   Cash flows provided by (used in) financing activities were $874.2 million for 1998, $12.6 million for 1997, and ($10.5) million for 1996. In 1998, 1997 and 1996, we received net proceeds from the issuance of notes payable of $1,060.6 million, $10.1 million and $8.3 million, respectively. In 1997, we completed a private placement of 600,000 shares of our Series B convertible preferred stock for gross proceeds of $30.0 million. In 1998, 1997 and 1996, we made repayments aggregating $189.5 million, $27.7 million, and $20.8 million, respectively, on our capital lease obligations and notes payable.

   As of December 31, 1998, we had $485.0 million of cash, cash equivalents, restricted cash, short-term investments and marketable securities.

Capital Structure

   Our capital structure at December 31, 1998 consisted of a revolving credit facility, other lines of credit, capital lease obligations, 10% senior notes, 11 1/2% senior notes, preferred stock and common stock.

   Total borrowings at December 31, 1998 were $1.12 billion, which included $60.0 million in current obligations and $1.06 billion in long-term capital lease obligations and notes payable. We also had $1.2 million of letters of credit outstanding as of December 31, 1998.

   Our total U.S. borrowings at December 31, 1998 were $1.07 billion, comprising $953.0 million of senior notes, $109.7 million of capital leases and $7.8 million of other notes. The majority of our U.S. debt was added through the issuance of our 10% senior notes and 11 1/2% senior notes in April and November 1998, respectively. Total non-U.S. borrowings at December 31, 1998 were $54.1 million, comprising $11.0 million of capital leases and $43.1 million of other notes. The majority of our non-U.S. debt was added through our acquisitions completed in 1998 and is secured by specific telecommunications assets and letters of credit. In 1999, we expect to make interest payments on our 10% and 11 1/2% senior notes and payments on our capital leases and other notes payable of $169.2 million in the aggregate.

   In September 1998, we entered into a new three year senior secured revolving credit facility to replace our existing bank credit arrangements in the United States. The revolving credit facility expires on September 29, 2001 and has an aggregate principal amount of $110.0 million, of which no amounts were outstanding and $108.8 million was available to draw at December 31, 1998. In addition, as of December 31, 1998, $12.9 million was available for purchases of equipment and other fixed assets under various other financing arrangements, after designating $27.9 million of payables for various equipment purchases.

   Our bank financing arrangements in the U.S., which are secured by substantially all of our assets, require us to satisfy many financial covenants such as those relating to consolidated revenue, leverage, liquidity and EBITDA (as defined therein), and prohibit us from paying cash dividends and repurchasing our capital stock without the lender's consent. In particular, we are prohibited from permitting:

  . consolidated revenue for the period of four consecutive fiscal quarters to be less than $215.0 million during the six month period beginning December 31, 1998, $285.0 million during the six month period beginning June 30, 1999, $350.0 million during the six month period beginning December 31, 1999, $425.0 million during the six month period beginning June 30, 2000, and $500.0 million on December 31, 2000 and thereafter;

  . the ratio of consolidated debt minus cash, excluding cash escrowed with respect to the payment of obligations, to annualized consolidated revenue for the most recent fiscal quarter for which financial statements have been delivered, as adjusted to give pro forma effect to any acquisitions completed during or after such fiscal quarter, to exceed 2.5 to 1 at any time;

  . the sum of cash, excluding cash escrowed with respect to the payment of obligations, and available borrowing capacity under our credit facility at any time to be less than $100.0 million; and

  . EBITDA (as defined therein), to be worse than negative $45.0 million, negative $40.0 million, negative $29.0 million, negative $15.0 million, $0, $15.0 million, $25.0 million, $40.0 million and $50.0 million for the period of four consecutive fiscal quarters ending on each of December 31, 1998, March 31, 1999, June 30, 1999, September 30, 1999,
     December 31, 1999, March 31, 2000, June 30, 2000, September 30, 2000 and
     December 31, 2000, respectively.

   At December 31, 1998, we were in compliance with all such covenants.

   In April 1998, we completed an offering of $600.0 million aggregate principal amount of 10% senior notes due 2005 and in November 1998 we completed offerings of $350.0 million aggregate principal amount of 11 1/2% senior notes due 2008. The aggregate net proceeds of these offerings, after giving effect to discounts, commissions, premiums and expenses and the establishment of an initial $138.7 million escrow arrangement to fund when due the first five interest payments on our 10% senior notes, were $785.1 million.

   The indentures governing the 10% senior notes and the 11 1/2% senior notes contain many covenants with which we must comply relating to, among other things, the following matters:

  . a limitation on our payment of cash dividends, repurchase of capital stock, payment of principal on subordinated indebtedness and making of certain investments, unless after giving effect to each such payment, repurchase or investment, certain operating cash flow coverage tests are met, excluding permitted payments and investments;

  . a limitation on our incurrence and our subsidiaries' incurrence of additional indebtedness, unless at the time of such incurrence, our ratio of debt to annualized operating cash flow would be less than or equal to 6.0 to 1.0 prior to April 1, 2001 and less than or equal to 5.5 to 1.0 on or after April 1, 2001, excluding permitted incurrences of debt;

  . a limitation on our incurrence and our subsidiaries' incurrence of liens, unless the 10% senior notes and the 11 1/2% senior notes are secured equally and ratably with the obligation or liability secured by such lien, excluding permitted liens;

  . a limitation on the ability of any of our subsidiaries to create or otherwise cause to exist any encumbrance or restriction on the payment of dividends or other distributions on their capital stock, payment of indebtedness owed to us or to any of our other subsidiaries, making of investments in us or in any of our other subsidiaries, or transfer of any of their properties or assets to us or any of our other subsidiaries, excluding certain permitted encumbrances and restrictions;

  . a limitation on certain mergers, consolidations and sales of assets by us or our subsidiaries;

  .  a limitation on transactions with our affiliates;

  . a limitation on the ability of any of our subsidiaries to guarantee or otherwise become liable with respect to any of our indebtedness unless such subsidiary provides for a guarantee of the 10% senior notes and the 11 1/2% senior notes on the same terms as the guarantee of such indebtedness;

  . a limitation on sale and leaseback transactions by us or our subsidiaries;

  . a limitation on issuances and sales of capital stock of our subsidiaries; and

  . a limitation on the ability of us or our subsidiaries to engage in any business not substantially related to a telecommunications business.

   At December 31, 1998, we were in compliance with all such covenants.

   In November 1997, we completed a private placement of 600,000 shares of our Series B convertible preferred stock for gross proceeds of $30.0 million. During the first quarter of 1999, all outstanding shares of the Series B preferred stock, which accrued dividends at an annual rate of 8%, were converted into an aggregate of 3,000,000 shares of our common stock. As a result of this conversion, we are no longer required to pay the 8% annual dividends under the terms of the Series B preferred stock, resulting in the elimination of approximately $2.4 million in annual dividend expense.

Commitments, Capital Expenditures And Future Financing Requirements

   As of December 31, 1998, we had commitments to certain telecommunications vendors totaling $95.4 million payable in various years through 2011. Additionally, we have various agreements to lease office space and facilities and, as of December 31, 1998, were obligated to make future minimum lease payments of $40.4 million on non-cancellable operating leases expiring in various years through 2009.

   For some of the acquisitions made in 1998, we have retained a portion of the purchase price under hold-back provisions of the purchase agreements to secure performance by certain sellers of indemnification or other contractual obligations of the sellers. These acquisition hold-back liabilities are generally payable up to 24 months after the date of closing of the respective acquisitions. Acquisition hold-back liabilities total $38.2 million at December 31, 1998. In addition, the purchase price relating to one acquisition may be increased by up to $8.0 million pursuant to an earnout provision in the event the acquired company achieved certain levels of operating results in the period following the acquisition. This amount will be recorded as additional cost of the acquired company and reflected as additional purchased goodwill if it becomes probable that the amount will be paid. At December 31, 1998, no amounts have been accrued since the final outcome of the earnout provision was not determinable.

   In connection with our recently announced 20-year commercial relationship with the Baltimore Ravens of the National Football League, we acquired, among other things, rights to name the Ravens' NFL Stadium "PSINet Stadium" as well as rights for sponsorship and promotion of team events and related advertising and marketing rights. In addition, we have the right to develop a Baltimore Ravens' web site and provide related Internet services to subscribing fan members which, along with other commercial aspects of the transaction, are expected to bring revenues to both organizations through service and membership fees, e-commerce and promotional ventures. In exchange for all of these rights, we will make payments to the Baltimore Ravens over a 20-year period. We paid $11.8 million in January 1999, which includes a one-time prepayment of $9.25 million under the stadium naming rights agreement. Annual payments for 2000 and for the 18 years thereafter start at $2.6 million, with successive annual increases of approximately 5%. We expect that the total payments to be made over the 20-year period will be approximately $93.5 million.

   In connection with the non-recurring arbitration charge, we have recorded an accrual of $49.0 million in 1998 for the award and related costs, which could be paid in 1999 from available cash.

   We acquire fiber-based telecommunications bandwidth through purchases and capital leases. Some of the purchase agreements have obligations for future cash payments that coincide with the delivery of bandwidth. At December 31, 1998, we were obligated to make future payments under these purchase agreements that total $103.7 million, most of which will be paid in 1999.

   We expect to continue to seek opportunities to acquire fiber-based telecommunications bandwidth to enhance our global network capabilities. In addition to the U.S. and Canada, we anticipate that such bandwidth acquisitions will be in Europe and Asia and would be accompanied by capital expenditures in the deployment of high activity POPs designed and located with the objective of optimizing the efficient use of the bandwidth. We currently anticipate that these expenditures in 1999 will be consistent with those in 1998 and will be financed through a combination of capital leases, existing working capital and other sources of financing.

   We presently believe, based on the flexibility we expect to have in the timing of orders of bandwidth, in outfitting our POPs with appropriate telecommunications and computer equipment, and in controlling the pace and scope of our anticipated buildout of our international Internet network, that we will have a reasonable degree of flexibility to adjust the amount and timing of such capital expenditures in response to our then existing financing capabilities, market conditions, competition and other factors. Accordingly, we believe that working capital generated from the use of acquired bandwidth, together with other existing working capital, working capital from existing credit facilities, from capital lease financings, from the proceeds of this offering and our concurrent common stock offering and from future equity or debt financings, which we presently expect to be able to obtain when needed, will be sufficient to meet the currently anticipated working capital and capital expenditure requirements of our operations. There can be no assurance, however, that we will have access to sufficient additional capital and/or financing on satisfactory terms to enable us to meet our capital expenditure and working capital requirements.

Other Possible Strategic Relationships And Acquisitions

   We anticipate that we will continue to seek to develop relationships with strategic partners, both domestically and internationally, and to acquire assets, including, without limitation, additional telecommunications bandwidth, and businesses principally relating to or complementary to our existing business. Certain of these strategic relationships may involve other telecommunications companies that desire to enter into joint marketing and services arrangements with us pursuant to which we would provide Internet and Internet-related services to such companies. Such transactions, if deemed appropriate by us, may also be effected in conjunction with an equity or debt investment by such companies in us. Such relationships and acquisitions may require additional financing and may be subject to the consent of our lenders and other third parties.

   We have not entered into any material financial instruments to serve as hedges against certain financial and currency risks or for trading. However, as a result of the recent increase in our foreign operations, we may begin to use various financial instruments, including derivative financial instruments, in the ordinary course of business, for purposes other than trading. These instruments could include letters of credit, guarantees of debt, interest rate swap agreements and foreign currency exchange contracts relating to intercompany payables of foreign subsidiaries. We do not intend to use derivative financial instruments for speculative purposes. Foreign currency exchange contracts would be used to mitigate foreign currency exposure and with the intent of protecting the U.S. dollar value of certain currency positions and future foreign currency transactions. Interest rate swap agreements would be used to reduce our exposure to risks associated with interest rate fluctuations. By their nature, all such instruments would involve risk, including the risk of nonperformance by counterparties. We would attempt to control our exposure to counterparty credit risk through monitoring procedures and by entering into multiple contracts.

Risks Associated With Year 2000

   The commonly referred to Year 2000 ("Y2K") problem results from the fact that many existing computer programs and systems use only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other processing involving the Year 2000 or a later date. We have identified two main areas of Y2K risk:

  . Internal computer systems or embedded chips could be disrupted or fail, causing an interruption or decrease in productivity in our operations; and

  . Computer systems or embedded chips of third parties, including, without limitation, financial institutions, suppliers, vendors, landlords, customers, international suppliers of telecommunications services and others could be disrupted or fail, causing an interruption or decrease in our ability to continue our operations.

   We have developed plans for implementing, testing and completing any necessary modifications to our key computer systems and equipment with embedded chips to ensure that they are Y2K compliant. We have engaged a third party consultant to perform an assessment of our U.S. internal systems (e.g., accounting, billing, customer support and network operations) to determine the status of their Y2K compliance. The assessment of these systems has been completed and, while some minor changes are necessary, we believe that no material changes or modifications to our internal systems are required to achieve Y2K compliance. Our U.S. chief information officer has developed a test bed of our U.S. internal systems to implement and complete testing of the requisite minor changes. We anticipate that our U.S. internal systems will be Y2K ready by June 30, 1999. We are in the process of completing an inventory of our internal systems that we use in Canada, United Kingdom, Europe and Asia to determine the status of their Y2K compliance. Each international office has plans in place to test, upgrade or, if necessary, replace components of its internal systems to ensure they are Y2K compliant. We anticipate that our international operations will be Y2K compliant by the end of the third quarter of 1999. To help ensure that our network operations and services to our customers are not interrupted due to the Y2K problem, we have established a network operations team that meets weekly to examine our network on a worldwide basis. This team of operational staff have conducted inventories of our network equipment (software and hardware) and have found no material Y2K compliance issues. We believe that all equipment currently being purchased for use in the PSINet network is Y2K compliant. Any existing equipment that is not Y2K compliant is planned to be made Y2K compliant through minor changes to the software or hardware or, in limited instances, replacement of the equipment. We anticipate that our network will be Y2K compliant by the end of the second quarter of 1999. In addition to administering the implementation of necessary upgrades for Y2K compliance, our network team is developing a contingency plan to address any potential problems that may occur with our network as we enter the year 2000. We believe that, as a result of our detailed assessment and completed modifications, the Y2K issue will not pose significant operational problems for us. However, if the requisite modifications and conversions are not made, or not completed in a timely fashion, it is possible that the Y2K problem could have a material impact on our operations.

   Our cost of addressing Y2K issues has been minor to date, less than 5% of our information technology and network operations budgets, but this amount may increase if additional outside consultants or personnel resources are required or if important operational equipment must be remediated or replaced. Our estimated total costs related to Y2K issues for 1999 is not expected to exceed $2.0 million. These costs include equipment, consulting fees, software and hardware upgrades, testing, remediation and, in limited instances, replacement of equipment. The risk that Y2K issues could present to us include, without limitation, disruption, delay or cessation of operations, including operations that are subject to regulatory compliance. In each case, the correction of the problem could result in substantial expense and disruption or delay of our operations. The total cost of Y2K assessments and remediation is funded through cash on hand and available from other sources and we are expensing these costs, as appropriate. The financial impact of making all required systems changes or other remediation efforts cannot be known precisely, but it is not expected to be material to our financial position, results of operations, or cash flows. We have not canceled any principal information technology projects as a result of our Y2K effort, although we have rescheduled some internal tasks to accommodate this effort.

   In addition, we have identified, prioritized and are communicating with our suppliers, vendors, customers, lenders and other material third parties to determine their Y2K status and any probable impact on us. To date, our inquiries have not revealed any significant Y2K noncompliance issue affecting our material third parties. We will continue to monitor and evaluate our long-term relationships with our material third parties based on their responses to our inquiries and on information learned from other sources. If any of our material third parties are not Y2K ready and their non-compliance causes a material disruption to any of their respective businesses, our business could be materially adversely affected. Disruptions could include, among other things:

  .  the failure of a material third party's business;

  .  a financial institution's inability to take and transfer funds;

  .  an interruption in delivery of supplies from vendors;

  .  a loss of voice and data connections;

  .  a loss of power to our facilities; and

  . other interruptions in the normal course of our operations, the nature and extent of which we cannot foresee.

   We will continue to evaluate the nature of these risks, but at this time we are unable to determine the probability that any such risk will occur, or if it does occur, what the nature, length or other effects, if any, it may have on us. If a significant number of our material third parties experience failures in their computer systems or operations due to Y2K non-compliance, it could affect our ability to process transactions or otherwise engage in similar normal business activities. For example, while we expect our internal systems, U.S. and non-U.S., to be Y2K ready in stages during 1999, we and our customers who communicate internationally will be dependent upon the Y2K-readiness of many non-U.S. providers of telecommunication services and their vendors and suppliers. If these providers and others are not Y2K ready, we and our customers will not be able to send and receive data and other electronic transmissions, which would have a material adverse effect on our revenues and business and that of our customers. While many of these risks are outside our control, we have identified and contacted our critical third party vendors and suppliers and are establishing contingency plans to remedy any potential interruption to our operations.

   While we believe that we are adequately addressing the Y2K issue, we can not assure that our Y2K compliance effort will prevent every potential interruption or that the cost and liabilities associated with the Y2K issue will not materially adversely impact our business, prospects, revenues or financial position. We are uncertain as to our most reasonably likely worst case Y2K scenario and have not yet completed a contingency plan to handle a worst case scenario. We expect to have such contingency plan in place by September 30, 1999.

Recent Accounting Pronouncement

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This Statement establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging securities. To the extent we begin to enter into such transactions in the future, we will adopt the Statement's disclosure requirements in the quarterly and annual financial statements for the year ending December 31, 2000.

                                    BUSINESS

   We are the leading independent global provider of Internet solutions to businesses. We provide Internet connectivity and Web hosting services to customers in 90 of the 100 largest metropolitan statistical areas in the U.S. and in 12 of the 20 largest global telecommunications markets. In addition to these services, we also offer a suite of value-added products and services that are designed to enable our customers to maximize utilization of the Internet to more efficiently communicate with their customers, suppliers, business partners and remote office locations. We conduct our business through operations organized into four geographic operating segments--the U.S., Canada, Europe and Asia. Our services and products include access services that offer dedicated, dial-up, wireless and xDSL connections, Web hosting services, intranets, VPNs, e-commerce, voice-over-IP, e-mail and managed security services. We also provide wholesale and private label network connectivity and related services to other ISPs and telecommunications carriers to further utilize our network capacity.

   We operate one of the largest global commercial data communications networks. Our Internet-optimized network has a footprint that extends around the globe and is connected to approximately 500 POPs situated throughout the U.S., Canada, Europe and Asia that enable our customers to connect to the Internet. Our network reach allows our customers' employees to access their corporate network and systems resources through local calls in over 150 countries. Our network architecture consists of high capacity frame relay switches and routers designed to deliver superior Internet connections, reliable packet control and intelligent data traffic routing and is compatible with all of the most widely deployed transmission technologies. We further expand the reach of our network by connecting with other large ISPs at 137 points through 67 contractual arrangements, called peering agreements, that permit the exchange of information between our network and the networks of our peering partners. We have recently opened three global Internet hosting facilities in the U.S., Switzerland and Canada containing a total of approximately 25,000 square feet and are currently constructing additional data center capacity in London and New York containing a total of approximately 61,000 square feet. We have two network operating centers that monitor and manage network traffic 24-hours per day, seven-days per week.

   Our mission is to build a premier IP-based communications company. We have grown by using multiple sales channels, including direct sales and resellers, and by acquiring other ISPs and related businesses in key markets. We have increased revenues by providing services and products that enhance our customers' business processes by helping them to effectively use the Internet and related tools. We served, as of December 31, 1998, approximately 54,700 business accounts, including 168 ISPs.

   Some of our corporate customers include American Airlines, American Express Company, C-SPAN, Electronic Data Systems (EDS), E*TRADE, Kmart Corporation, Major League Baseball, Motorola, Planet Hollywood and Xerox Corporation. Some of our ISP customers include EarthLink, FlashNet, IDT, Microsoft's WebTV and MindSpring.

Industry Overview

   Overview. Internet access services is one of the fastest growing segments of the global telecommunication services market place. According to Gartner Group, worldwide Internet access revenues are forecasted to grow from $10.1 billion in 1997 to $34.6 billion in 2002. Internet access services represent the means by which ISPs interconnect either businesses or individual consumers to the Internet's resources or to corporate intranets and extranets. Access services include dial-up access for individuals and small businesses, and high-speed dedicated access used primarily by mid-sized and larger organizations. In addition to Internet access services, business-focused ISPs are increasingly providing a range of value-added services, including managed access (i.e., intranets), shared and dedicated Web hosting, security services, and advanced applications such as IP-based voice, fax and video services. These services are being used by business customers to enhance productivity, ensure reliability and reduce costs.

   The ISP market is segmented into large national or multinational ISPs ("Tier 1 ISPs"), which are typically full-service providers that offer a broad range of Internet access and value-added services to businesses, and regional and local ISPs ("Tier 2" and "Tier 3 ISPs"), which typically offer a smaller range of products and services to both individuals and business customers and may specialize in the provision of one IP-based product or service. We are a Tier 1 TSP. Tier 1 ISPs also provide wholesale services by reselling capacity on their networks to smaller regional and local ISPs, thereby enabling these smaller ISPs to provide Internet services on a private label basis without building their own facilities. Tier 1 ISPs exchange Internet traffic at multiple public peering points known as network access points and through private peering arrangements. As the number of ISPs have grown, Tier 1 ISPs have increased their requirements for peering arrangements thereby increasing the barriers to entry into the top-tier. Tier 2 and Tier 3 ISPs generally rely on Tier 1 ISPs for Internet access and interconnection. The ISP market is highly fragmented with, according to industry sources, over 6,700 providers estimated to be doing business in the U.S. and Canada alone. Because of the low barriers to entry, there are many local and regional ISPs entering the market, which has caused the level of competition to intensify. In addition, there recently have been several acquisitions of large ISPs by multinational telecommunications companies seeking to offer a more complete package of telecommunications products to their customers.

   Market Size and Growth. The Internet services market is forecast to continue its rapid growth for the foreseeable future. Gartner Group estimates that worldwide revenues for Internet services will grow from $11.3 billion in 1997 to $39.8 billion in 2002, reflecting a compounded annual growth rate of 29%. According to Gartner Group, in 1997, access services represented 89% or $10.1 billion of this total market.

   Growth in demand for business connectivity is being driven by a number of factors, including an increase in online market penetration, particularly in the small and medium-sized business segments, and increased use of the Internet by businesses. Specifically, Gartner Group estimates that business access services represented 47% or $4.7 billion of the total access services market in 1997, but will increase their percentage to 62% of the $34.6 billion total Internet access services market in 2002. In addition, as more businesses evolve from establishing an Internet presence to utilizing secure connectivity between geographically-dispersed locations, remote access to corporate networks and business-to-business commerce solutions, the demand for high quality Internet connectivity and value-added services should grow. Gartner Group forecasts that worldwide web hosting services revenue will grow at a compound rate of 40% per annum from $579 million in 1997 to $3.1 billion in 2002.

   Reflecting the globalization of the Internet, Gartner Group estimates that 47% or $16.3 billion of the $34.6 billion access services opportunity in 2002 is expected to come from North America. It is estimated that Asia will represent 26% or $8.9 billion, Europe will represent 20% or $6.8 billion, and the rest of the world will comprise the remaining 7% or $2.5 billion. In North America, Gartner Group forecasts that businesses will represent 57% of the total Internet access services market of $16.3 billion. In Asia, Gartner Group estimates that businesses will represent 65% of the total Internet access services market of $8.9 billion. In Europe, Gartner Group forecasts that businesses will represent 63% of the total Internet access services market of $6.8 billion.

   Growth in Business Use of the Internet. Since the commercialization of the Internet in the early 1990s, businesses have rapidly established corporate Internet sites and connectivity as a means to expand customer reach and improve communications efficiency. Currently, many businesses are utilizing the Internet as a lower-cost alternative to certain traditional telecommunications services. For example, many corporations are connecting their remote locations using intranets and VPNs to enable efficient communications with employees, customers and suppliers worldwide, providing remote access for a mobile workforce, reducing telecommunications costs by using value-added services such as IP-based fax and videoconferencing, and migrating legacy database applications to run over IP-based networks. Businesses of all sizes are demanding advanced, highly reliable solutions designed specifically to enhance productivity and improve efficiency. Moreover, businesses are seeking national and global ISPs that can securely and efficiently connect multiple, geographically-dispersed locations, provide global remote access capabilities and offer a full range of value-added services that meet their particular networking needs.

The PSINet Solution

   We provide high quality IP-based services and products that are tailored to meet the needs of businesses. We believe that the business market is particularly attractive due to its low customer churn characteristics, high revenue per user, relatively low penetration and, in international markets, early stage of development. In addition, we believe that within the business access marketplace there is a significant opportunity to upsell to higher service levels and provide additional value-added services as businesses grow from establishing basic Internet connectivity and corporate Web sites to utilizing the Internet, corporate intranets and VPNs for more advanced, mission-critical applications. Further, we believe that small and medium-sized businesses will continue to seek to outsource certain information technology functions to large full-service ISPs to reduce costs and improve service levels. Moreover, we believe that regional and local ISPs will continue to seek business relationships with large, Tier 1 ISPs that enable them to sell Internet connectivity services without making significant investments in facilities.

The PSINet Strategy

   Our objective is to be one of the top three providers of Internet access services and related communications services and products in each of the 20 largest global telecommunications markets. The principal elements of our business strategy are summarized below:

  . Leverage Multiple Sales Channels. We are pursuing growth opportunities through multiple channels consisting of our direct sales force, a reseller and referral program and strategic alliances with selected telecommunications services and equipment suppliers, networking service companies, systems integrators and computer retailers. We have built a direct sales force, which, as of December 31, 1998, consisted of approximately 550 individuals, more than half of whom are employed outside of the U.S. As of December 31, 1998, our reseller and referral program consisted of approximately 1,000 resellers and referral sources in the U.S. and over 700 outside of the U.S. This program enables us to leverage the sales and marketing resources of our resellers and referral sources to offer PSINet Internet access services and products to a broader and more diverse prospect base. We also seek to establish strategic alliances with selected telecommunications carriers, such as we have with American Communications Network, Inc., ATX Telecommunications Services, e.Spire Communications, Inc. and NEXTLINK Communications Inc., to offer our IP-based services and products to the carriers' customer base on a private label or co-branded basis. In addition, we are pursuing agreements with computer retailers, such as we have with CompUSA, as a means for offering our services and products through retail sales channels.

  . Increase Sales of Value-Added Services and New Products. We intend to capitalize on the trend of companies seeking to increasingly outsource their critical business applications and integrate Web-based services and products by aggressively marketing value-added services and products to our existing account base and prospective business customers. We currently offer a number of value-added services, such as Web hosting and collocation, intranets, VPNs, multi-currency e-commerce, voice-over IP services, e-mail outsourcing, streaming media, security and remote user access. We are aggressively expanding our Web hosting and managed services operations. We recently opened three new global Internet hosting centers in Herndon, Virginia, Neuchatel, Switzerland and Toronto, Ontario, containing a total of approximately 25,000 square feet, and have two global Internet hosting centers under construction in London, England and New York City containing a total of approximately 61,000 square feet. Additionally, we continue to evaluate and implement new alternative broadband local loop services, including wireless, xDSL and cable modem solutions.

  . Accelerate Growth Through Targeted Acquisitions. We intend to continue to accelerate our growth in the U.S. and expand our presence in key markets internationally by acquiring primarily business-focused ISPs and related businesses and assets. We intend to make strategic investments in or acquire:

    . local or regional ISPs in markets where we have an established POP and can benefit from the increased network utilization and local sales force;

    . ISPs in the 20 largest global telecommunications markets where we currently do not have a presence or in those global telecommunications markets where our current presence would be significantly enhanced;

    . related or complementary businesses to broaden our market presence and expand our strengths in key product areas, such as Web hosting or data center companies, or data-processing companies with legacy networks which would benefit by migrating to IP-based technologies; and

    . telecommunication or information technology companies which have strong relationships with chief technology officers and other management information service executives at major corporations worldwide.

  . Continue to Invest in our Network. We remain focused on reducing costs as a percentage of revenue by maintaining a scaleable network and increasing utilization of and controlling strategic assets, such as telecommunications bandwidth through IRUs and acquisition of dark fiber. Our flexible network architecture utilizes advanced ATM, ISDN and SMDS compatible frame relay equipment, which allows the PSINet network to cost-effectively scale the number of POPs and the number of users accessing a POP in response to customer demand. We have enhanced our network significantly through several strategic acquisitions of fiber-based telecommunications bandwidth, including acquisitions of IRUs and other rights within and connecting the U.S., Canada, Europe and Asia.

  . Enhance Brand Name Recognition. We were the first commercial ISP and have established significant brand recognition among information technology professionals in the U.S. In 1998, we launched a major program to develop and enhance the PSINet brand name as a leading global facilities-based ISP. Our branding program includes the rebranding of acquired ISP operations and services under the PSINet name, the select use of television commercials, print ads and direct mailings which target key decision makers in the United States and abroad, and the acquisition of corporate sponsorship rights, such as our recent acquisition of the naming rights to the NFL Stadium of the Baltimore Ravens and related marketing rights. By combining this branding program with our multiple sales channel distribution strategy, superior customer service and technical support available 24-hours per day, seven-days per week, we seek to expand market share, increase customer loyalty and develop brand recognition in the global Internet market.

PSINet Services

   We offer a broad range of reliable, high-speed Internet access options and related services in the U.S., Canada, Europe and Asia at a variety of prices designed to meet the requirements of commercial, educational, governmental and other organizations that link their computers, networks and information servers to, or otherwise seek to benefit from the use of, the Internet. We provide Internet solutions to help business and other organizations reduce costs, increase productivity and access new markets. Access options range from dial-up services to high-speed continuous access provided by dedicated circuits. We believe that our broad range of competitively priced Internet services and products allows us to compete effectively in the Internet access market for corporate and other institutional customers. We have organized our core operations into three customer-focused business units--Corporate Network Services, which focuses on sales of Internet access services, Applications and Web Services, which focuses on sales of Web and value-added services, and Carrier and ISP Services, which focuses on sales of Internet access and related services to telecommunications carriers and consumer-based ISPs--in order to more closely align our operations with the needs of the emerging Internet marketplace.

   Internet Access Services. We offer in the U.S., Canada, Europe and Asia global connectivity services, including a variety of dial-up and dedicated access solutions in bundled and unbundled packages, which provide high-speed continuous access to the Internet for businesses' local area networks or LANs. We provide turnkey configuration solutions encompassing such services as domain name registration, line ordering and installation, IP address assignment, router configuration, installation and management, security planning and management and technical consultation services. All of our connectivity customers receive 24-hours per day, seven-days per week technical support. We also offer a full range of customer premise equipment required to connect to the Internet, including routers, channel service units/data service units, software and other products, as needed. Due to our business relationships with a variety of vendors, we are able to offer competitive hardware pricing and bundled services to our customers.

  . Dedicated Access. We offer a broad line of high-speed dedicated connectivity services which provide business customers with direct access to a full range of Internet applications. Our flagship access service, InterFrame, provides companies with robust, full-time, dedicated Internet connectivity in a range of access speeds, from 56 Kbps to 45 Mbps. InterFrame is designed to offer comprehensive network security and to help ensure bandwidth availability for priority business applications. We believe that the traffic-management advantages of the frame relay technology deployed in the PSINet network provide our customers with fully integrated Internet access and improved performance. For higher bandwidth needs, we provide our InterMAN(R) access service in major U.S. cities in connection speeds ranging from
     1.5 Mbps to 45 Mbps. InterMAN is a turnkey solution in which we provide, install and maintain equipment at the customers' premises. InterMAN affords cost advantages over competitive dedicated access services by utilizing high-speed SMDS and ATM data transmission technologies.

  . xDSL Access. We recently announced our offering of high-speed Internet access services using digital subscriber line or DSL technology. DSL is a new technology being deployed by telephone companies and competitive local exchange carriers, or CLECs, that permits high speed digital transmission over the existing copper wiring of regular telephone lines. We have entered into an agreement with Covad Communications Group, Inc., a leading provider of DSL services to ISPs, to deliver DSL access services to our customers. We expect to commence offering our DSL services in California during the second quarter of 1999 with expansion to other major metropolitan areas expected to occur later in 1999. Our DSL services will be available in a wide range of dedicated access speeds, from 144 Kbps to 1.5 Mbps. Our DSL services are designed to appeal to the small-to-medium sized business market by providing high quality Internet access at speeds faster than ISDN and at flat-rate prices that are low relative to traditional dedicated access charges.

  . Wireless Access. Our recently introduced InterSky(R) service offers dedicated high-speed wireless Internet access utilizing digital microwave technology. Speeds of up to 128Kbps are currently available with faster capabilities anticipated to be made available during 1999 and 2000. Our InterSky service is currently operational in certain cities in Alabama, Florida and Tennessee, with expansion to additional areas in the southeastern U.S. expected to occur later in 1999. InterSky provides an affordable, high-speed alternative to traditional land-based Internet services, commonly referred to as "local loop connections," offered by telecommunications carriers.

  . Dial-up Access. Our LAN-Dial(R) dial-up services offer a cost-effective, entry-level Internet solution that provides access to PSINet's advanced network backbone via ordinary telephone lines at speeds of up to 56 Kbps. Our LAN-ISDN service provides dial-up access through digital ISDN lines at speeds of up to 128 Kbps.

   Web and Value-Added Services. We believe that business customers on a worldwide basis will continue to increase their use of the Internet as a business tool and will increasingly rely upon an expanding range of value-added services to enhance productivity, reduce costs and improve service reliability. We offer in the U.S., Canada, Europe and Asia a variety of value-added services, including Web hosting and collocation, intranets, VPNs, multi-currency e-commerce, voice-over-IP, e-mail outsourcing, streaming media, security and remote user access services designed to meet the diverse networking needs of businesses. In addition, in order to capitalize on our technologically advanced, high-capacity network, we intend to continue to develop new IP-based services and products that increase customer use of the Internet, including bandwidth-intensive multimedia services such as video conferencing over the Internet.

  . Web Hosting. We provide a line of Web hosting and multimedia streaming services that permit companies to market themselves and their products on the Internet without having to invest significantly in technology infrastructure and operations staff. The PSIWeb(R) services are backed by our 100% uptime guarantee, the industry's first, and by our advanced network backbone, which provides highly reliable Internet connectivity. PSIWeb offers options such as complete electronic commerce solutions as well as "TV on the WEB LIVE," a joint service offering from PSINet and Gardy McGrath International, which is an end-to-end solution for video broadcasting of live events over the Internet.

  . Collocation. Our PSIWeb Co-LocateSM service enables companies to house business-critical servers in secure off-site facilities with improved bandwidth management and reliable connections. Collocation facilities are situated on the highest bandwidth portions of our infrastructure in order to facilitate optimal performance and high-speed capabilities.

  . VPNs/Intranets. Our IP-optimized network allows us to create private IP networks, known as "intranets" or "virtual private networks," that are designed to securely isolate internal network traffic from public Internet traffic and provide each site on the intranet access to other sites on the intranet as well as to the Internet. Our PSI IntraNet(R) service integrates an organization's multiple sites in different countries throughout the world by providing IP connectivity with access speeds ranging from 56 Kbps to 2 Mbps. By combining the security and control of a private network with cost-effective Internet-compatible connectivity, PSI IntraNet provides a turnkey solution for equipment management support and offers significant savings over traditional wide area network or WAN solutions.

  . Multi-Currency E-Commerce. Our PSIWeb eCommerceSM service provides a turnkey solution to create and manage "Virtual Storefronts" and is designed to give shoppers the ability to make secure purchases in their local currency using the Web. PSIWeb eCommerce integrates payment systems engineered for security with virtual store technology, through alliances with CyberCash, Inc. and Mercantec, Inc., to facilitate a seamless shopping experience. In addition, PSIWeb WorldpaySM provides a cost-effective electronic commerce solution for selling goods and services to an international audience. Developed in association with Worldpay Ltd., an electronic commerce transaction clearing house, and National Westminster Bank PLC, PSIWeb Worldpay enables customers around the world to make real-time purchases using the Web in over 100 currencies.

  . Voice-Over-Internet Protocol. PSIVoiceSM enables companies with multiple business locations to communicate by voice among these sites and with select third parties, such as business partners, customers and suppliers, outside their corporate intranets or VPNs via low-cost IP telephony links. PSIVoice is a turnkey service allowing for such enhanced features as desktop faxing, conference calling and unified messaging services and includes all the hardware and network management services required for high quality, private-line voice connections among geographically dispersed offices. By providing voice and Internet traffic on the same circuit, customers are able to use existing bandwidth more efficiently, resulting in savings of 20%-50% over traditional long-distance telephone calling.

  . E-Mail. PSIMailSM enables customers to outsource their e-mail service and its management to our highly trained systems administrators and support staff. For a monthly fee, we establish accounts, manage the servers and provide full accessibility to e-mail for our customers while saving them the investment in additional servers and staff.

  . Security Solutions. The proprietary nature of business Internet traffic demands protection from unauthorized access. We deliver a range of managed security services that were developed in conjunction with certain strategic partners and are backed by the expertise of our Security Planning and Response Team. Our RouteWaller(R) service provides cost-effective perimeter defense with sophisticated remote user authentication that helps to ensure that no strategic applications or data can be accessed until the user has proven his or her access clearance. SecureEnterprise(R) is our management service designed to protect enterprises with a full-featured, application-layer firewall.

  . Faxing. Since a significant portion of telecommunications traffic consists of fax transmissions, companies are looking for ways to better manage fax costs. Our InternetPaperSM service supports hard-copy distribution of electronic documents from desktop PCs to any fax machine in the world. This service offers centralized management of document distribution, thereby significantly reducing transmission costs.

  . Remote Access. Today's work force increasingly operates outside the traditional office setting. Our InterRamp(R) Remote Access service enables mobile personnel to access their corporate network and systems resources using the Internet from over 2,400 POPs in over 150 countries through our strategic relationship with iPass, an international data communications network. In most locations where business is conducted, InterRamp Remote Access offers full Internet access through a local telephone call. As part of InterRamp Remote Access service, we provide our customers with a special account management system that enables customers' MIS administrators to control user access and monitor usage statistics.

   Carrier and ISP Services. In 1996, to maximize utilization of our network, we formed our Carrier and ISP Services business unit to provide dial-up Internet access to telecommunications carriers and consumer-based ISPs in the U.S. and Canada, such as Earthlink Network, Inc. and Microsoft's WebTV, whose customers typically access the network during evening hours when business use tends to be minimal. We have recently expanded this business unit to offer peering and transit services to telecommunications carriers and other ISPs and to offer our connectivity and value-added services for resale, on a private label basis, to larger telecommunications carriers and other ISPs that require high quality business services and products to enhance their product portfolio. Through such services, we have the opportunity to significantly increase our distribution channel.

  . ISP and Consumer Dial-up Access. We provide dial-up access to consumer-oriented ISPs enabling them to expand their geographic reach and network capacity by purchasing from us access to our IP-optimized network through over 285 POPs in the United States and Canada as of December 31, 1998. We offer programs that provide smaller ISPs the opportunity to increase their user base over time and provide larger ISPs the opportunity to cost-effectively manage their rapid growth. In addition, in certain domestic and international markets, we provide dial-up access services directly to individual customers.

  . Commercial Private Label/Virtual ISP Services. We provide our market-tested services on a private label or "virtual ISP" basis to companies with which we have strategic alliances and other companies that desire to offer consumer Internet access services but do not have the resources or network facilities to provide these services. This allows these companies to market and resell PSINet services under their own brand while leveraging our nationwide network and expertise in service delivery. We assist in training the sales and support staffs of these companies and provide technical support to facilitate their resale efforts.

  . Peering and Transit. In order to support the exchange of information between ISPs, which is critical to the effective operation of the Internet, we offer free private peering for all U.S.-based ISPs. Private peering allows other ISPs' traffic to directly reach our customers, which improves network performance and, we believe, thereby promotes customer satisfaction. Furthermore, we offer, for a fee, transit service, which allows an ISP to transfer traffic through the PSINet network to another ISP.

     Transit service enables ISPs to reduce their data communications expense by leasing network utilization from us in lieu of leasing point-to-point circuits from other telecommunications providers.

  . Web Filtering. PSIChoiceSM enables our carrier and ISP customers to offer their consumers the option to protect themselves from content they find objectionable on the World Wide Web by restricting access to sites that contain undesirable information. PSIChoice is hosted on the technologically advanced PSINet network and utilizes content proxy services to screen Web content accessed by end-users. PSIChoice requires no software implementation on the consumer's computer and is presently available in the United States.

   Services and Product Development. As part of our ongoing efforts to develop IP-based services and products that enable businesses to take maximum advantage of their corporate networks and the Internet, we have continually invested in service and product development programs. Since our inception, we have introduced to the Internet marketplace several major new services, including the first LAN-based dial-up TCP/IP access service, the first managed Internet security service, the first ISP electronic commerce service and the first ISP intranet service. Major services and products currently under development include multimedia services, such as next-generation video conferencing over the Internet, and higher speed connectivity services.

PSINet's Network

   Overview. We operate a global high capacity, IP-optimized network which, as of December 31, 1998, was comprised of approximately 500 POPs, of which 250 were within the United States with the remainder located throughout Canada, Europe and Asia. Our network employs architecture designed to deliver superior dedicated or dial-up Internet connections, reliable packet control and intelligent data traffic routing. We have strengthened our position as a leading facilities-based ISP through several recent acquisitions of high capacity, fiber optic telecommunications bandwidth and other strategic network assets that have significantly reduced our incremental data communications costs. The combination of our technologically advanced network architecture and global network infrastructure has positioned us to deliver the high level of IP-based services, such as Web hosting and a broad array of multimedia Internet services, increasingly demanded by businesses.

   Network Architecture. We have engineered an IP-optimized network by integrating advanced Internet routers with high-speed frame relay switching equipment that is compatible with ATM, ISDN and SMDS transmission technologies. We have planned for growth by ensuring that the network is scaleable, flexible, fault tolerant, open standards-based and remotely manageable.

  . Scaleable. Our flexible, multi-layer network architecture utilizes a high-speed switching fabric which enables us to grow the number of POPs and the number of users served in an incremental manner that matches investment with demand. The network's scalability extends beyond the currently installed base of approximately 500 POPs to allow for growth to 2,000 POPs without fundamental design changes.

  . Flexible. Our network architecture consists of an Internet routing infrastructure overlaid upon a fast packet switching fabric that enables us to provide reliable, high-speed connections and provide our customers the ability to manage bandwidth by type of application and to accommodate applications that are delay-sensitive. We are able to use our flexible network architecture in concert with our remote monitoring capability to accommodate changing customer usage patterns and patterns of traffic that, if left unmanaged, could otherwise degrade network performance.

  . Fault Tolerant. Redundancy and adaptive technology in our network reduces the impact of isolated failures on the customer's experience. Adaptive technology incorporated into our Internet router infrastructure compensates automatically for circuit failures that might otherwise interrupt the flow of customer traffic. Key switching and router elements are redundantly configured to further reduce the impact of individual component failures. In addition, we have an uninterruptible power supply at each POP, limiting the impact of local power outages on the PSINet network.

  . Open. The PSINet network is based on the open internetworking protocol standard TCP/IP and on relevant international standards relating to transmission and modulation technologies. We are able to install a variety of equipment types and capacities without impacting network interoperability. As a result, our network can be upgraded incrementally and benefit from multi-vendor supply strategies.

  . Manageable. From our NOCs, we are able to monitor the network remotely, perform network diagnostics and equipment surveillance, and initialize customers. As a result of our network architecture and our experience in Internet network management, these tasks can be performed remotely regardless of POP location or network status. This capability allows us to respond quickly to network problems and to control costs associated with on-site network configuration and repair.

   Global Network Infrastructure. As part of our ongoing efforts to control strategic assets and further expand and enhance our network, we have recently acquired or agreed to acquire IRUs and other rights in significant amounts of fiber-based telecommunications bandwidth located throughout the world. The following table summarizes our bandwidth facilities as of March 31, 1999.

Location                  Capacity                            Connection Points                      Ownership
--------        ---------------------------- --------------------------------------------------- -----------------
North America   8,452 route miles of OC-12   New York--Chicago--Dallas--Los Angeles                     IRU
                                             --Washington, DC--Atlanta--Houston                         IRU
                                             --San Francisco
                18 high capacity dark fibers New York (operational)--Washington, DC (Q2 1999)      Capital lease
                4 high capacity dark fibers  San Francisco Bay Area (during 1999 and 2000)         Capital lease
                20 high capacity dark fibers Vancouver, B.C.--Seattle, WA (beginning in Q2 1999)        IRU
                T-3                          Intercontinental                                         Leased
Trans-Atlantic  14,000 km of STM-1 (OC-3)    New York--U.K.--Amsterdam                                  IRU
and Europe      12,600 km of STM-1           New York--U.K. (during Q2 1999)                            IRU
                21,000 km of STM-1           30 European cities (during 1999 and 2000)                  IRU
                E-1                          Intercontinental                                         Leased
Trans-Pacific   6,000 miles of 6 DS-3s       US--Japan (3DS-3s operational; 3DS-3s in Q2 1999)   IRU/Capital lease
and Asia        22 STM-1s (increasing to 30) Japan-Hawaii-US (during Q2 2000)                           IRU
                27,300 km of STM-1           Japan-China-Southeast Asia-India-Middle East-Europe        IRU
                                             (beginning in Q2 1999)

 .Recently acquired bandwidth facilities in North America:

  . In February 1998, we acquired from IXC IRUs in up to 10,000 equivalent route miles of OC-48 network bandwidth across the United States, including such major metropolitan areas as Atlanta, Chicago, Cleveland, Dallas, Houston, Los Angeles, New York, Philadelphia, Phoenix and Washington, D.C., in exchange for approximately 20% of our common stock. As of March 31, 1999, approximately 8,452 route miles of OC-12 (equivalent to approximately 2,113 route miles of OC-48) bandwidth, connecting New York, Washington, D.C., Atlanta, Chicago, Dallas, Houston, San Francisco and Los Angeles and certain major cities in between, have been placed into operation on the PSINet network. We currently anticipate delivery of the remaining OC-48 bandwidth from IXC over the next 18 to 24 months.

  . In May 1998, we acquired from Metromedia Fiber Network Services, Inc. ("MFN") long-term rights in 18 dark fiber optic strands connecting the New York City and Washington, D.C. metropolitan areas and major metropolitan areas in between. Using currently available technology, this fiber will be capable of carrying 96 Gbps of data in the New York City to Washington, D.C. corridor, which currently handles approximately 35% of the telecommunications traffic in the United States and is a vital route connecting Internet traffic between Europe and the United States. The New York City-based fiber is currently operational and we expect the remaining fiber to be placed into operation prior to the end of the second quarter of 1999.

  . In December 1998, we acquired from MFN long-term rights in four dark fiber optic strands connecting multiple cities in the San Francisco Bay area along a circular route extending south to the Silicon Valley, including San Jose and Santa Clara, and east to Hayward. This market is an important financial and technology corridor and is expected to generate high demand for Internet services well into the future. We expect to place into operation portions of this fiber prior to the end of 1999, with full delivery anticipated in 2000.

  . In January 1999, we entered into an agreement to acquire from Starcom Service Corporation IRUs in 20 dark fiber optic strands connecting the Vancouver, British Columbia and Seattle, Washington metropolitan areas, a high-demand international telecommunications corridor. We expect to place into operation portions of this fiber prior to the end of the second quarter of 1999.

 .Recently acquired Trans-Atlantic and European bandwidth facilities:

  . In March 1998, we acquired from Global Crossing Ltd. IRUs in STM-1 (equivalent to OC-3) network bandwidth configured along an approximately 14,000 kilometer route on the Atlantic Crossing undersea fiber optic system connecting the United States, the United Kingdom and continental Europe. As of March 31, 1999, the portion of this bandwidth linking New York City, the United Kingdom and Amsterdam, the Netherlands is operational and integrated with the OC-12 bandwidth previously acquired from IXC.

  . In January 1999, we acquired from Hermes Europe Railtel (Ireland) Limited IRUs in STM-1 network bandwidth configured as multiple rings along an approximately 21,000 kilometer route linking 30 European cities. By the end of 1999, we expect a portion of this bandwidth to be connected to our existing operations in England, the Netherlands, Belgium, France, Germany and Switzerland. In 2000, we anticipate that the remainder of this bandwidth will be extended to additional cities in Austria, Belgium, Denmark, France, Germany, Italy, Luxembourg, Monaco, the Netherlands, Spain and Sweden. The acquisition of this bandwidth will enable us to expand our presence into an additional two of the 20 largest global telecommunications markets--Spain and Sweden--and should be sufficient to support our European operations for the next several years.

  . In March 1999, we acquired from Cable & Wireless, Inc. an IRU in STM-1 network bandwidth configured along an approximately 12,600 kilometer route on the Gemini Submarine cable system connecting the United States and the United Kingdom. We expect to place this bandwidth into operation prior to the end of the second quarter of 1999.

 .Recently acquired Trans-Pacific and Asian bandwidth facilities:

  . In September 1998, we acquired from International Digital Communications Inc. in the United States and from International Digital Communications, Inc. and Cable & Wireless Plc in Japan bandwidth capacity equivalent to six DS-3s in the North Pacific Cable undersea fiber optic system connecting the United States and Japan through a combination of IRUs and long-term capital leases. As of March 31, 1999, three DS-3s connecting Portland, Oregon and Tokyo, Japan are operational and we expect the remainder of the capacity to become operational in stages during the first half of 1999.

  . In July 1998, we entered into an agreement with a group of leading telecommunications companies to build the Japan-U.S. Cable Network, an undersea cable system connecting the United States (through California and Hawaii) and Japan, on which we will own IRUs in 22 STM-1s, increasing to 30 STM-1s as the network is upgraded, of bandwidth. Upon completion, the Japan-U.S. Cable Network will initially operate at 80 Gbps, increasing to 155 Gbps as the network is upgraded, and is currently anticipated to become operational in the second quarter of 2000. Completion of the undersea cable system is subject to a number of risks associated with construction projects.

  . In December 1998, we acquired from FLAG Limited (Fiberoptic Link Around the Globe) IRUs in STM-1 network bandwidth configured along an approximately 27,300 kilometer route having the capability of connecting Japan, China, Southeast Asia, India, the Middle East, Europe and the United

     Kingdom. With this acquisition, the PSINet network became the first independent Internet network to fully circle the globe, serving customers on three continents. Our agreement with FLAG also enables us to purchase additional capacity and insert new connections along the FLAG cable route to accommodate future demand. We expect to place into operation portions of this bandwidth prior to the end of the second quarter of 1999.

See "Risk Factors--We face risks associated with our acquisitions of bandwidth from network suppliers, including our strategic alliance with IXC Communications, Inc., relating to our dependence on their ability to satisfy their obligations to us, the possibility that we may need to incur significant expenses to utilize bandwidth and their ability to buildout their networks under construction that could adversely affect our ability to utilize acquired bandwidth" in the accompanying prospectus.

   We expect to further expand our network in the U.S., Canada, Europe and Asia, as well as in other select international markets, and to acquire fiber-based IRUs and other rights in telecommunications bandwidth in these regions to support demand growth and reduce costs. We are targeting cities with a high concentration of businesses for global expansion with the objective, over the long-term, of providing local access to our services and products to 80% of the businesses in those cities. In furtherance of this plan, we have entered into agreements in Germany and Switzerland that enable us to offer local telephone call access to our services and products throughout each of these countries. We already offer local call access to 80% of the business markets in the United States, Canada, France, the Netherlands, Hong Kong and Japan.

   Internet Data Centers. We have recently opened technologically advanced, 10,000 square foot, global Internet hosting facilities in each of Herndon, Virginia and Neuchatel, Switzerland, a 5,000 square foot global Internet hosting facility in Toronto, Ontario, are currently in the process of constructing a 45,000 square foot global Internet hosting facility in London and a 16,000 square foot global Internet hosting facility in New York City, and have plans for construction of additional global Internet hosting facilities throughout the world, including in the United States, the Netherlands, Japan and Hong Kong. The additional facilities will range from 10,000-50,000 square feet, will be specifically designed for dedicated Web hosting, application hosting, collocation services and high capacity access to the PSINet network, and will be equipped with uninterruptible power supply and backup generators, fire suppression, raised floors, HVAC, 24-hours per day, seven-days per week operations and physical security. Our partnership with Hewlett-Packard Company further supports our ability to provide high-end Web services consisting of shared hosting, dedicated hosting and collocation hosting.

   PRI Circuits. In key geographically-dispersed cities located along the configuration of the PSINet network (e.g., Atlanta, Chicago, Dallas, Los Angeles and Washington, D.C.), we are also investing in PRI circuits, which provide dial-up access to our POPs, in order to increase the capacity available for our consumer-oriented ISP customers. Through agreements with select CLECs we have lowered our average cost per PRI by approximately 15-20% over the last twelve months. As of March 31, 1999, we have more than doubled our dial-up capacity from March 31, 1998 as a result of our investment in PRIs, which we believe will enhance revenue growth in our Carrier and ISP Services business unit. As of March 31, 1999, nearly 100% of our dial-up capacity is accessible at 56 Kbps modem speeds. We anticipate that all newly deployed modems will support this technology.

   Peering Arrangements. We maintain peering relationships with national, regional and local ISPs by either private peering with the ISPs or by participation in various public peering locations, known as network access points. As of March 31, 1999, we maintained more than 2,000 Mbps (2.0 Gbps) of peering connectivity with 50 private agreements and seventeen public connections strategically placed throughout the United States, the United Kingdom, Canada, Japan and Europe. Recently, some companies that have previously offered peering have cut back or eliminated peering relations and are establishing new, more restrictive criteria for peering. We expect that, due to our offering of peering with any of the estimated 4,000 ISPs in the United States without settlement charges, we will substantially increase the number of ISPs with which we peer over the next two years. We believe that by entering into direct peering relationships with a large number of ISPs, our business customers will receive better service and the highest quality network performance.

   Global Network Management. We believe that we offer superior network management capabilities which enhance customer satisfaction. We have established a 24-hours per day, seven-days per week NOC in the United States that allows for continuous monitoring of our international network, managing of traffic, and customer problem resolution. Back-up operating facilities manned by trained personnel are available at our offices in Herndon, Virginia and Cambridge, England in the event the U.S. NOC experiences service interruptions or other difficulties. We have recently opened our European Technical Center in Switzerland as a second NOC with global capabilities equivalent to those in the U.S. NOC. Furthermore, we anticipate that as we expand our presence in Asia we will construct a third NOC in that region during 1999.

Sales and Marketing

   We have built a multi-channel sales and marketing infrastructure throughout the U.S., Canada, Europe and Asia in an effort to respond effectively to the growing opportunities in the business Internet market. We seek to attract and retain customers by offering our services and products through our direct sales force and our authorized reseller and referral program and by seeking to forge strategic relationships with selected telecommunications carriers. We believe that this multi-channel approach will enable us to utilize the technical skills and experience of our direct sales force to penetrate our targeted customer base while utilizing the potentially greater sales and marketing resources of the resellers, referral sources and companies with which we have strategic alliances to offer our services and products to a broader and more diverse potential customer base.

   Direct Sales. We have built a direct sales force, which, as of December 31, 1998, consisted of approximately 550 individuals (more than half of whom are employed outside of the U.S.) who have a strong Internet technical background and knowledge of potential applications of the Internet to meet the critical needs of targeted business customers. Direct sales tactics include direct contacts with targeted ISPs and potential significant corporate accounts by our sales representatives and systems engineers, inbound and outbound telemarketing, direct mail efforts, seminars and trade show participation. We have developed programs to attract and train high quality, motivated sales representatives who, in addition to having strong Internet technical skills and knowledge of potential applications of the Internet, have consultative sales experience. These programs include technical sales training, consultative selling technique training, sales compensation plan development and sales representative recruiting profile identification. Sales representatives from our U.S. and international operations jointly attend training programs in order to ensure an integrated sales approach domestically and internationally.

   Reseller and Referral Program. We have forged an authorized reseller and referral program with selected telecommunications service companies, equipment suppliers, networking service companies, systems integrators and computer retailers. This program, through which we have established as of December 31, 1998 approximately 1,000 formal and informal arrangements in the U.S. and over 700 outside of the U.S., affords us an indirect distribution mechanism in our targeted markets and is designed to enable us to utilize the potentially greater sales and marketing resources of the resellers and referral sources to offer PSINet services and products to a broader and more diverse potential customer base. Participants in our reseller and referral program include Ascend Communications, Inc., a manufacturer and developer of telecommunications equipment, CompUSA, a computer equipment and software retailer, and Hewlett-Packard Company, a provider of computer hardware and networking products. We provide training and ongoing support to the sales representatives of companies with which we have reseller and referral relationships in order to strengthen the sales representatives' knowledge of our services and products and brand loyalty to PSINet. We believe that the reseller and referral program has enabled us to achieve greater market reach with reduced overhead costs and to use the reseller and referral sources to assist in the delivery of complete solutions to meet customer needs. We have a team of 19 individuals who pursue reseller and referral arrangements for us.

   Strategic Alliances. In 1997, we launched our strategic alliance program, pursuant to which we seek to establish strategic alliances with selected telecommunications carriers which may afford us access to recurring revenue from the carriers' customer base, while enabling the carriers to offer their customers an integrated package of telecommunications and Internet services and products. We also recently formed an alliance with the Baltimore Ravens of the National Football League pursuant to which, among other things, we have the right to develop a Web site and provide related Internet subscriber services for the Baltimore Ravens. We believe that these strategic alliances may facilitate the cost-effective acquisition of customers and increase utilization of our network. It is anticipated that, in most cases, the companies with which we have strategic alliances will offer our services and products on an unbranded or co-branded basis or under only their own trademark. As with the reseller and referral program, we provide training and ongoing support to the sales representatives of companies with which we have strategic alliances in order to strengthen the sales representatives' knowledge of our services and products and brand loyalty to PSINet.

   Marketing. Our marketing program is intended to build national and local strength and awareness of the PSINet brand. We use radio and print advertising in targeted markets and publications to enhance awareness and acquire leads for our direct sales team and companies with which we have resale, referral or strategic alliance relationships. Our print advertisements are placed in trade journals and special-interest publications. We employ public relations personnel in-house and work with an outside public relations agency to provide broad coverage in the Internet and computer networking fields. We also attempt to create brand awareness by securing corporate sponsorship rights, such as our recent acquisition of the naming rights to the NFL stadium of the Baltimore Ravens and related sponsorship, promotion, advertising and marketing rights, and by participating in industry trade shows such as Networld, Interop, InterNet World and ISPCon, based on the size and vertical makeup of the trade show audience, and relationships with industry groups and the media. We also use direct mailings, telemarketing programs, Web marketing, co-marketing agreements and joint promotional efforts to reach new corporate customers. We attempt to retain our customers through active and responsive customer support as well as by continually offering new value-added services.

Customers

   We had, as of March 1, 1999, over 57,000 business customers, including 189 ISP customers. Our customers include businesses in the aerospace, finance, communications, computer data processing and related industries, governmental agencies and educational and research institutions, as well as other ISPs. The following is a list of certain business and governmental agency customers in each of nine selected industry groups to which we provided Internet access and related services as of March 1, 1999:

                                      Computer and Data Services


Aerospace and Defense                 Automatic Data Processing, Inc.

                                      Computer Sciences Corporation
British Aerospace                     Dun & Bradstreet Corp.
Northrop Grumman Corporation          Electronic Data Services
Raytheon Corporation                  Hewlett-Packard Company
NASA                                  International Business Machines
                                        Corporation

Airlines                              Microsoft Corporation

                                      Xerox Corporation
AMR/The Sabre Group

Trans World Airlines, Inc.            Electronics

United Airlines, Inc.

                                      Applied Material, Inc.
Banks                                 Dolby Laboratories

                                      Litton Applied Technology
Chase Manhattan Bank                  Motorola, Inc.
First Chicago NBD Corporation

First Union Corporation               ISPs

Wells Fargo Bank NA

                                      Earthlink Network Inc.
Financial Services                    FlashNet

                                      IDT Corporation
American Express Company              MindSpring Enterprises, Inc.
Cigna Corporation                     WebTV Networks, Inc.
Donaldson, Lufkin & Jenrette

Lehman Brothers Inc.                  Telecommunications

Merrill Lynch & Co.
Morgan Stanley Dean Witter & Co.      AT&T Corporation
Travelers Group Inc.                  Bell Atlantic Corporation

                                      Bell South Corporation
Entertainment                         GTE Corporation

                                      Lucent Technologies, Inc.
Major League Baseball                 MCI WorldCom
Planet Hollywood

Ticketmaster                          Retail and New Media

                                      C-SPAN
                                      E*TRADE
                                      Kmart Corporation
                                      Saks Fifth Avenue

Customer Support

   High quality customer service and support is critical to our objective of retaining and developing our customers. We have made significant investments in customer service personnel and systems that enhance customer care and service throughout the complete customer life cycle from order entry and billing to selling of value-added services. As of December 31, 1998, our technical support group consisted of over 570 individuals. To ensure consistency in the quality and approach to customer care, both domestic and international associates attend an intensive technical training and certification program at our U.S. NOC. Our U.S. NOC monitors and responds to customer needs by providing 24-hours per day, seven-days per week technical support and service.

Our customer support group utilizes a leading customer support trouble ticketing and workflow management system from Remedy Corporation to track, route and report on customer service issues. Network operations can remotely service customer connections to the PSINet network. In addition, field service personnel are dispatched in the event of an equipment failure that cannot be serviced remotely. As part of our international expansion strategy, we have recently opened a fully redundant NOC in Switzerland and anticipate adding a third in Asia in 1999. In connection with our customer care initiatives, we seek to continuously improve systems that increase productivity and enhance customer satisfaction. We have recently reengineered our customer care program to address the complex needs of our business customers and are scaling our customer care resources to keep pace with projected increases in customer requirements. By maintaining centralized support services, we seek to increase operational efficiencies and enhance the quality, consistency and scalability of customer care. We are currently in the process of implementing a new high quality, cost-effective and scaleable billing system to replace our existing system in order to provide customers on a global basis with uniform and easy-to-understand invoicing.

Acquisitions

   As a key component of our growth strategy, over the 19 month period ended April 23, 1999, we acquired 22 ISPs primarily in ten of the 20 largest global telecommunications markets. The aggregate amount of the purchase prices and related payments for these acquisitions was approximately $308.1 million, exclusive of indebtedness assumed in connection with such acquisitions. Of such amount, we have paid $267.1 million as of April 23, 1999 and retained the balance to secure performance by certain sellers of indemnification or other contractual obligations. In connection with these acquisitions, we acquired, among other things, valuable technologies including some under development which we plan to complete. We are also currently evaluating additional acquisitions as well. However, we cannot assure that we will successfully complete any such acquisitions currently being contemplated.

   In general, we seek acquisition targets that, once integrated into our existing operations, generally will be accretive to EBITDA. After we have acquired an ISP, we typically act to generate economies of scale and cost savings by eliminating redundant operations and network architecture and migrating the acquired ISP's customers on to the PSINet network. Connecting an acquired ISP's customers to the PSINet network typically entails minimal incremental data communication costs and enables us to significantly reduce our transit costs. We seek to generate cost savings by centralizing back office operations, such as network monitoring, customer billing, human resources and accounting. We also endeavor to realize efficiencies by consolidating an acquired ISP's purchasing, product development and marketing and sales operations into our established programs. We believe this integration of operations improves the quality, breadth, consistency and scaleability of the services and products offered to customers of acquired ISPs. We believe that our entrepreneurial environment is attractive to and helps us retain key employees of acquired ISPs.

   The following table summarizes basic information concerning our acquisitions:

                                                                                       Ranking
                                                                                       Among 20
                                                                                       Largest
                                                                                        Global
                            Date of                            Business    Consumer    Telecom
Name of Acquired Company  Acquisition    Principal Market     Accounts(1) Accounts(1) Markets(1)
------------------------  ----------- ----------------------- ----------- ----------- ----------
CalvaCom................     10/97    France                     1,500        2,300        5
Iprolink................      1/98    Switzerland                2,400        2,600       14
iSTAR...................      2/98    Canada                     2,700       47,000       10
ITL.....................      4/98    Jersey, Channel Islands       --           --      N/A
INX.....................      5/98    Germany                      650       15,600        3
ioNet...................      6/98    U.S.                       2,300       21,500        1
LinkAge.................      6/98    Hong Kong                  1,100           --       19
CalvaPro................      6/98    Sub-Sahara Africa            425           30      N/A
Interlog................      7/98    Canada                     2,100       41,000       10
Rimnet..................      8/98    Japan                        260       56,000        2
TWICS...................      9/98    Japan                         70        1,700        2
HKIGS...................      9/98    Hong Kong                    200           --       19
Inet....................      9/98    Korea                      1,100       13,000       12
Tokyo Internet..........     10/98    Japan                      6,500       10,000        2
IXE/USN.................     10/98    Netherlands                   85           --       13
AsiaNet.................     11/98    Hong Kong                    180          250       19
Spider Net..............     12/98    Hong Kong                     30          100       19
Huge Net................     12/98    Hong Kong                     90           --       19
Planete.net.............      2/99    France                       190          780        5
Satelnet................      2/99    France                       110           --        5
Horizontes Internet.....      4/99    Brazil                       220       10,000        9
Openlink................      4/99    Brazil                     1,100       18,000        9
                                                                ------      -------
Total...................                                        23,310      239,860
                                                                ======      =======

----------------
(1) As of the respective dates of acquisition.

   In October 1997, we acquired Serveur Telematique Internet S.A. (doing business as "CalvaCom"), a leading ISP and Web hosting company in France. The acquisition established our market presence in France with over 1,500 dedicated and dial-up customer accounts through 24 POPs. CalvaCom also has a significant commercial grade Web design and hosting business providing service to such leading French companies as Total S.A. and La Chemise Lacoste S.A.

   In January 1998, we acquired Internet Prolink S.A. ("Iprolink"), the leading commercial ISP in Switzerland. This acquisition expanded our market presence in Switzerland by adding approximately 2,400 dedicated and dial-up customer accounts and 18 POPs in Switzerland and France. Iprolink also has relationships with over 170 resellers located throughout Switzerland, France and Germany to augment its direct sales force.

   In February 1998, we acquired iSTAR internet inc. ("iSTAR"), one of the leading Canadian providers of Internet services and solutions for business, institutions and individuals. This acquisition established us as the largest ISP in Canada with over 2,700 business and Web services customers as well as over 47,000 dial-up customer accounts through over 35 POPs. By eliminating redundant network architecture and administrative functions and migrating iSTAR's customers on to our integrated network backbone, we have realized, and believe we will continue to realize, significant cost savings in our Canadian operations.

   In April 1998, we acquired Interactive Telephony Limited ("ITL"), the largest ISP based in Jersey in the Channel Islands, and a 12.5% equity interest in WorldPay Limited, a leading provider of electronic commerce payment solutions also based in Jersey, Channel Islands.

   In May 1998, we acquired Interactive Networx GmbH ("INX"), the largest ISP in Berlin and nationally recognized across Germany. This acquisition expanded our market presence in Germany by adding approximately 650 business customers, 15,600 consumer dial-up customers and ten POPs in Germany. The combination of INX with our existing German operations has resulted in us becoming one of the largest ISPs in Germany, which is the fastest growing Internet market in Europe.

   In June 1998, we acquired ioNet Internetworking Services ("ioNet"), a provider of Internet and network systems integration services to businesses, universities and residential customers in the south central region of the United States. In addition, ioNet has developed a suite of vertical market Internet services, including comprehensive banking, medical and telecommunications Internet solutions, to enable customers to more efficiently meet their internetworking needs. This acquisition resulted in our addition of approximately 2,300 business and Web services accounts and 21,500 consumer dial-up customers.

   In June 1998, we acquired LinkAge Online Limited ("LinkAge"), a Hong Kong-based supplier of Internet solutions, including Web hosting, managed co-location, intranets and extranets, to businesses, professionals, government agencies and other ISPs throughout Southeast Asia. This acquisition established our market presence in Hong Kong, the fifth largest telecommunications market in Asia, by adding approximately 1,100 business and Web services accounts.

   In June 1998, we acquired SCII-CalvaPro ("CalvaPro"), a full service business-to-business telecommunications company headquartered in Paris, France that provides Internet applications and other communications services primarily to banks and shipping and forwarding agencies in the sub-Saharan African market. This acquisition gave us a market presence in sub-Saharan Africa by adding approximately 425 business accounts and 30 consumer dial-up customers.

   In July 1998, we acquired INTERLOG Internet Services Inc. ("Interlog"), one of the first Internet-only service providers in Canada. This acquisition further solidified our market-leading presence in Canada by adding approximately 2,100 business and Web services accounts and 41,000 consumer dial-up customers.

   In August 1998, we acquired Rimnet Corporation ("Rimnet"), one of Japan's leading providers of Internet services and solutions to businesses. This acquisition further strengthened our market presence in Japan, the second of the 20 largest global telecommunications markets, by adding approximately 260 business and Web services accounts and 56,000 consumer dial-up customers.

   In September 1998, we acquired TWICS Co., Ltd., one of the original ISPs in Japan, primarily serving the small-office/home-office market. This acquisition added approximately 70 business and Web services accounts and 1,700 consumer dial-up customers to our market presence in Japan.

   In September 1998, we acquired Hong Kong Internet & Gateway Services ("HKIGS"), one of the original ISPs in Hong Kong, primarily serving the business market. This acquisition enhanced our recently established market presence in Hong Kong by adding approximately 200 business accounts.

   In September 1998, we acquired Inet, Inc. ("Inet"), one of Korea's first ISPs that provides a comprehensive range of Internet access options, applications, consulting services and education programs, including Web hosting and content development, intranet application development and training. This acquisition established our market presence in Korea, one of the 20 largest global telecommunications markets, by adding approximately 1,100 business and Web services accounts and 13,000 consumer dial-up customers.

   In October 1998, we acquired Tokyo Internet Corporation ("Tokyo Internet"), one of the most widely used ISPs in Japan serving businesses, the small-office/home-office market and individual Internet users. Tokyo Internet offers a comprehensive range of Internet services, including individual and business dial-up connection services, leased-line LAN connectivity services and high quality collocation and Web services. In addition, Tokyo Internet has created an IP network infrastructure that directly links 23 of Japan's largest metropolitan areas. The combination of Tokyo Internet with our existing Japanese operations has resulted in us becoming the second largest ISP in Japan, based on customer domains serving business and commercial users, by adding approximately 6,500 business and Web services accounts and 10,000 consumer dial-up customers.

   In October 1998, we acquired Internet Exchange Europe B.V. ("IXE"), the first commercial top-level ISP in Holland to maintain its own Internet backbone, and Unix Support Netherland B.V. ("USN"), a well-known provider of Internet services, including Web hosting and maintenance, security and other customized solutions, to businesses. These acquisitions provided us with additional business Internet expertise to enhance our market presence in the Netherlands and Europe by focusing on value-added products.

   In November and December 1998, we acquired AsiaNet Limited, Huge Net Limited and Spider Net Limited, three commercial ISPs in Hong Kong, to supplement our acquisition of LinkAge and HKIGS. These acquisitions expanded our market presence in Hong Kong by adding an aggregate of approximately 300 business and Web services accounts and 350 consumer dial-up customers.

   In February 1999, we acquired Planete.net and Satelnet, two commercial ISPs based in France, to supplement our acquisition of CalvaCom. These acquisitions expanded our market presence in France by adding an aggregate of approximately 300 business and Web services accounts and 780 consumer dial-up customers.

   In April 1999, we acquired Horizontes Internet Ltda and Wavis Equipamentos de Informatica Ltda, which we refer to as "Openlink," two commercial ISPs based in Belo Horizonte and Rio de Janeiro, Brazil, respectively. These acquisitions established our market presence in Brazil, the ninth largest global telecommunications market, by adding an aggregate of approximately 1,320 business and Web services accounts and 28,000 consumer dial-up customers.

Competition

   The market for Internet connectivity and related services is extremely competitive. We anticipate that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet access market has attracted many new start-ups as well as existing businesses from different industries.

   We believe that a reliable international network, knowledgeable salespeople and the quality of technical support currently are the primary competitive factors in our targeted market and that price is usually secondary to these factors.

   Our current and prospective competitors include, in addition to other national, regional and local ISPs, long distance and local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and on-line service providers. While we believe that our network, products and customer service distinguish us from these competitors, some of these competitors have significantly greater market presence, brand recognition, and financial, technical and personnel resources than us.

   ISPs. According to industry sources, there were over 6,700 ISPs in the United States and Canada in 1998, consisting of national, regional and local providers. Our current primary competitors include other ISPs with a significant national presence which focus on business customers, such as UUNet Technologies, Inc., GTE Internetworking (formerly BBN), Concentric Network and DIGEX. While we believe that our level of customer service and support and target market focus distinguish us from these competitors, many of these competitors have greater market share, brand recognition, and financial, technical and personnel resources than us. We also compete with unaffiliated regional and local ISPs in our targeted geographic regions.

   Telecommunications Carriers. The major long distance companies, also known as interexchange carriers, including AT&T, MCI WorldCom, Cable & Wireless/IMCI and Sprint, offer Internet access services and compete with us. Reforms in the federal regulation of the telecommunications industry have created greater opportunities for incumbent local exchange carriers, or ILECs, including the Regional Bell Operating Companies, or RBOCs, and other CLECs, to enter the Internet connectivity market. In order to address the Internet connectivity requirements of the business customers of long distance and local carriers, we believe that there is a move toward horizontal integration by ILECs and CLECs through acquisitions or joint ventures with, and the wholesale purchase of, connectivity from ISPs. The MCI/WorldCom merger (and the prior WorldCom/MFS/UUNet consolidation), GTE's acquisition of BBN, the acquisition by ICG Communications, Inc. of Netcom, Global Crossing's recently announced plans to acquire Frontier Corp. (and Frontier's prior acquisition of Global Center) and AT&T's recent purchase of IBM's global communications network are indicative of this trend. Accordingly, we expect that we will experience increased competition from the traditional telecommunications carriers. Many of these telecommunications carriers, in addition to their greater network coverage, market presence, and financial, technical and personnel resources, also have large existing commercial customer bases.

   Cable Companies, Direct Broadcast Satellite and Wireless Communications Companies. Many of the major cable companies have announced that they are exploring the possibility of offering Internet connectivity, relying on the viability of cable modems and economical upgrades to their networks. Continental Cablevision, Inc., Tele-Communications, Inc. ("TCI") and At Home Corporation (@Home) have announced trials to provide Internet cable service to their residential customers in select areas. Cable companies, however, are faced with large-scale upgrades of their existing plant equipment and infrastructure in order to support connections to the Internet backbone via high-speed cable access devices. Additionally, their current subscriber base and market focus is residential which requires that they partner with business-focused providers or undergo massive sales and marketing and network development efforts in order to target the business sector. Several announcements also recently have been made by other alternative service companies approaching the Internet connectivity market with various wireless terrestrial and satellite-based service technologies. These include Hughes Network Systems' DirecPC product that provides high-speed data through direct broadcast satellite technology; CAI Wireless Systems Inc.'s announcement of an MMDS wireless cable operator launching data services via 2.5 to 2.7 GHz and high-speed wireless modem technology; Cellularvision's announcement that it is offering Internet access via high-speed wireless LMDS technology; and WinStar Communications, a 38 GHz radio company that wholesales its network capacity to other carriers and now offers high-speed Internet access to business customers. We believe that there is a trend toward horizontal integration involving cable companies through acquisitions or joint ventures between cable companies and telecommunications carriers. The acquisition of TCI by AT&T is indicative of this trend.

   On-line Service Providers. The dominant on-line service providers, including Microsoft Network, America Online, Incorporated and Prodigy, Inc., have all entered the Internet access business by engineering their current proprietary networks to include Internet access capabilities. We compete to a lesser extent with these service providers, which currently are primarily focused on the consumer marketplace and offer their own content, including chat rooms, news updates, searchable reference databases, special interest groups and shopping. However, America Online's recent acquisition of Netscape Communications Corporation and related strategic alliance with Sun Microsystems will enable it to offer a broader array of IP-based services and products that could significantly enhance its ability to appeal to the business marketplace and, as a result, compete more directly with us. While CompuServe has announced it also will target Internet connectivity for the small to medium-sized business market, this will require a significant transition from a consumer market focus to a business market focus.

   We believe that our ability to attract business customers and to market value-added services is a key to our future success. However, there can be no assurance that our competitors will not introduce comparable services or products at similar or more attractive prices in the future or that we will not be required to reduce our prices to match competition. Recently, many competitive ISPs have shifted their focus from individual customers to business customers. Moreover, there can be no assurance that more of our competitors will not shift their focus to attracting business customers, resulting in even more competition for us. There can be no assurance that we will be able to offset the effects of any such competition or resulting price reductions. Increased competition could result in erosion of our market share and could have a material adverse effect on our business, financial condition and results of operations.

Proprietary Rights

   Our success and ability to compete is dependent in part upon our technology and proprietary rights, although we believe that our success is more dependent upon our technical expertise than our proprietary rights. We rely on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect our technology. There can be no assurance that the steps taken by us will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others.

Regulatory Matters

   The following summary of regulatory developments and legislation is not complete. It does not describe all present and proposed federal, state, and local regulation and legislation affecting the ISP and telecommunications industries. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings, and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the ISP and telecommunications industries or upon us.

   In recent years there have been a number of U.S. and foreign legislative and other initiatives seeking to control or affect the content of information provided over the Internet. Some of these initiatives would impose criminal liability upon persons sending or displaying, in a manner available to minors, obscene or indecent material or material harmful to minors. Liability would also be imposed on an entity knowingly permitting facilities under its control to be used for such activities. These initiatives may decrease demand for Internet access, chill the development of Internet content, or have other adverse effects on Internet access providers, including us.

   Both the provision of Internet access service and the provision of underlying telecommunications services are affected by federal, state, local and foreign regulation. The Federal Communications Commission (the "FCC") exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications. In addition, as a result of the passage of the Telecommunications Act of 1996 (the "1996 Act"), state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the 1996 Act. In particular, state regulatory commissions have substantial oversight over the provision of interconnection and non-discriminatory network access by ILECs. Municipal authorities generally have some jurisdiction over access to rights of way, franchises, zoning and other matters of local concern.

   Our Internet operations are not currently subject to direct regulation by the FCC or any other U.S. governmental agency, other than regulations applicable to businesses generally. However, the FCC continues to review its regulatory position on the usage of the basic network and communications facilities by ISPs. Although in an April 1998 Report, the FCC determined that ISPs should not be treated as telecommunications carriers and therefore should not be regulated, it is expected that future ISP regulatory status will continue to be uncertain. Indeed, in that report, the FCC concluded that certain services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and their non-regulated status may have to be re-examined. Our Internet operations outside the U.S. are subject to direct regulation through licensing from governmental agencies.

   Changes in the regulatory structure and environment affecting the Internet access market, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood of competition from RBOCs or other telecommunications companies, could have an adverse effect on our business. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on ISPs, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, are likely to have a greater impact on consumer-oriented Internet access providers than on business-oriented ISPs, such as us. Nonetheless, the imposition of access charges would affect our costs of serving dial-up customers and could have a material adverse effect on our business, financial condition and results of operations.

   In addition to our Internet activities, we have recently focused attention on acquiring telecommunications assets and facilities, which is a regulated activity. Our wholly-owned subsidiary, PSINetworks Company, has received an international Section 214 authorization from the FCC to provide global facilities-based and global resale telecommunications services, subjecting it to regulation as a non-dominant international common carrier. In addition, our wholly-owned subsidiary, PSINet Telecom UK Limited has received an international facilities license from DTI and OFTEL, the responsible telecommunications regulatory bodies in the United Kingdom. Generally, the FCC and OFTEL have chosen not to closely regulate the charges or practices of non-dominant carriers, such as our subsidiaries. Nevertheless, these regulatory agencies act upon complaints against such carriers for failure to comply with statutory obligations or with the rules, regulations and policies of such regulatory agencies. These regulatory agencies also have the power to impose more stringent regulatory requirements on us and to change our regulatory classification. We believe that, in the current regulatory environment, such regulatory agencies are unlikely to do so. As we enter new markets, we anticipate obtaining similar licenses as required by applicable telecommunications rules and regulations in order to acquire and maintain telecommunications assets and facilities in such countries.

   The laws relating to the provision of telecommunications services in countries other than the U.S., and in multinational organizations such as the International Telecommunications Union, are also undergoing a process of development. As we continue our program of acquisition and expansion into international markets, these laws will have an increasing impact on our operations. There can be no assurance that new or existing laws or regulations will not have a material adverse effect on us.

   Our subsidiaries have also received CLEC certification in New York, Virginia, Colorado, and Texas, have applied for CLEC certification in Maryland and California and we are considering the financial, regulatory and operational implications of becoming a CLEC in certain other states. The 1996 Act requires CLECs not to prohibit or unduly restrict resale of their services; to provide dialing parity, number portability, and nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listings; to afford access to poles, ducts, conduits, and rights-of-way; and to establish reciprocal compensation arrangements for the transport and termination of telecommunications traffic. In addition to federal regulation of CLECs, the states also impose regulatory obligations upon CLECs. While these obligations vary from state to state, most states require CLECs to file a tariff for their services and charges; require CLECs to charge just and reasonable rates for their services, and not to discriminate among similarly-situated customers; to file periodic reports and pay certain fees; and to comply with certain services standards and consumer protection laws. As a provider of domestic basic telecommunications services, particularly competitive local exchange services, we could become subject to further regulation by the FCC and/or another regulatory agency, including state and local entities.

   The 1996 Act has caused fundamental changes in the markets for local exchange services. In particular, the 1996 Act and the FCC rules issued pursuant to it mandate competition in local markets and require that ILECs interconnect with CLECs. Under the provisions of the 1996 Act, the FCC and state public utility commissions share jurisdiction over the implementation of local competition: the FCC was required to promulgate general rules and the state commissions were required to arbitrate and approve individual interconnection agreements. The courts have generally upheld the FCC in its promulgation of rules, including a January 25, 1999 U.S. Supreme Court ruling which determined that the FCC has jurisdiction to promulgate national rules in pricing for interconnection.

   An important issue for CLECs is the right to receive reciprocal compensation for the transport and termination of Internet traffic. We believe that, under the 1996 Act, CLECs are entitled to receive reciprocal compensation from ILECs. However, some ILECs have disputed payment of reciprocal compensation for

Internet traffic, arguing that ISP traffic is not local traffic. Most states have required ILECs to pay CLECs reciprocal compensation. However, in October 1998, the FCC determined that dedicated Digital Subscriber Line service is an interstate service and properly tariffed at the interstate level. In February 1999, the FCC concluded that at least a substantial portion of dial-up ISP traffic is jurisdictionally interstate. The FCC also concluded that its jurisdictional decision does not alter the exemption from access charges currently enjoyed by ISPs. The FCC established a proceeding to consider an appropriate compensation mechanism for interstate Internet traffic. Pending the adoption of that mechanism, the FCC saw no reason to interfere with existing interconnection agreements and reciprocal compensation arrangements. The FCC order has been appealed. In addition, there is a risk that state public utility commissions that have previously considered this issue and ordered the payment of reciprocal compensation by the ILECs to the CLECs may be asked by the ILECs to revisit their determinations, or may revisit their determinations on their own motion. To date, at least one ILEC has filed suit seeking a refund from a carrier of reciprocal compensation that the ILEC had paid to that carrier. There can be no assurance that any future court, state regulatory or FCC decision on this matter will favor our position. An unfavorable result may have an adverse impact on our potential future revenues as a CLEC, as well as increasing our costs for PRIs generally.

   As we become a competitor in local exchange markets, we will become subject to state requirements regarding provision of intrastate services. This may include the filing of tarriffs containing rates and conditions. As a new entrant, without market power, we expect to face a relatively flexible regulatory environment. Nevertheless, it is possible that some states could require us to obtain the approval of the public utilities commission for the issuance of debt or equity or other transactions which would result in a lien on our property used to provide intrastate services.

Employees

   As of December 31, 1998, we had approximately 1,817 full-time employees: 773 in the United States and 1,044 outside of the United States, including approximately 688 in data communications and operational positions, 636 in sales and marketing, and 493 in general and administrative positions. We believe that our relations with our employees are good. None of our employees are represented by a labor union or covered by a collective bargaining agreement, other than by operation of foreign law, and we have never experienced a work stoppage.

Properties

   Our principal administrative, operational and marketing and sales facilities total approximately 66,000 square feet and are located in an office park in Herndon, Virginia. We occupy this space under four leases which expire in September 2003 and include five-year renewal options. We also lease:

  . approximately 15,000 square feet of office space in a second office park located in Herndon, Virginia,

  . approximately 48,480 and 23,000 square feet of office space in two office parks located in Reston, Virginia,

  . approximately 23,760 square feet of office space for our network operations center in Troy, New York, and

  . approximately 45,000 square feet of space in London, England for our global Internet hosting facility currently under construction.

   All of our regional offices and subsidiaries also lease their facilities, except for our European Technical Center which includes our principal European administrative, operational, marketing and sales facilities, which total approximately 3,900 square feet and is owned by us in Switzerland. We also lease or are otherwise provided with the right to utilize space in various geographic locations to provide an operational facility for certain of our POPs. We believe that these facilities are adequate for our current needs and that suitable additional space, should it be needed, will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

   From time to time, we have been involved in certain disputes and threatened with or named as a defendant in lawsuits and administrative claims. Certain of such disputes, lawsuits and threatened litigation include claims asserting alleged breach of agreements and certain of them relate to relatively novel or unresolved issues of law arising out of or relating to the developing nature of the Internet and on-line services industries.

   On March 23, 1999, an arbitrator awarded The Chatterjee Management Company ("Chatterjee") compensatory damages, including interest and legal expenses, from PSINet. In conjunction with this arbitration decision, we have recorded a charge of $49.0 million, which accrual is reflected in other accounts payable and accrued liabilities in our consolidated balance sheet at December 31, 1998. This award resulted from a claim by Chatterjee that we had breached the terms of a joint venture agreement executed by the parties in September 1996. As previously disclosed by us in various filings with the Securities and Exchange Commission, Chatterjee had initiated the arbitration proceeding against us in November 1997 before the International Chamber of Commerce, Court of Arbitration, in London, England.

   On September 19, 1996, we signed an agreement with Chatterjee pursuant to which we and an investment group led by Chatterjee would have established a joint venture for the purpose of building an Internet network across Europe and providing Internet-related services in Europe. Such investment group was to invest up to $41 million in a joint venture. No monies were invested by Chatterjee or the investment group pursuant to the joint venture agreement nor were any other actions undertaken to implement it. Following the signing of the agreement, the parties acknowledged structural difficulties associated with the joint venture as originally contemplated, which prevented its implementation. Instead, they sought for several months to negotiate a direct investment in PSINet by Chatterjee in lieu of the initial agreement. Those negotiations were not successful.

   In the arbitration proceeding, Chatterjee alleged that we had breached the joint venture agreement by repudiating our obligations under the agreement and by breaching a covenant not to compete. Chatterjee requested an arbitration award declaring that the agreement was still valid and binding upon the parties and that we stood in breach of the agreement, directing us to specifically perform our obligations under the agreement or, in the alternative, awarding Chatterjee compensatory damages in an amount not less than $25 million, awarding Chatterjee profits that we had earned or stood to earn in Europe, and awarding Chatterjee the costs of arbitration, including attorney's fees and interest on the award of damages. An award of specific performance by the arbitrator could have given Chatterjee an ongoing ownership interest in our European operations.

   We have submitted a request to the International Chamber of Commerce requesting that it reconsider the amount of the damages award, and Chatterjee has submitted a statement in opposition to our request for reconsideration of the damages award. We are continuing to evaluate our options and intend to pursue vigorously appropriate legal steps to seek to modify the arbitrator's order. However, due to the nature of arbitration proceedings, our ability to obtain relief in this matter is likely to be constrained. Any amounts payable to Chatterjee will be made from available cash, and we believe that any such payment will not have a material adverse effect on our business.

   In addition, from time to time we receive communications from third parties asserting alleged infringement of patents, trademarks and service marks of others. Although there is currently no material litigation arising out of any alleged infringement of patents, trademarks or service marks, there can be no assurance that litigation will not be commenced regarding these or other matters.

   We are not involved in any other legal proceedings which we believe would, if adversely determined, have a material adverse effect upon our business, financial condition or results of operations. There can be no assurance whether these matters would be determined in a manner which is favorable to us or, if adversely determined, whether such determination would have a material adverse effect upon our business, financial condition or results of operations.

                                   MANAGEMENT

   The following sets forth certain information as of March 31, 1999 concerning the directors and executive officers of PSINet.

Name                      Age Position
----                      --- --------
Executive Officers:
William L.                 47 Chairman of the Board of Directors and
 Schrader(1)(3).........       Chief Executive Officer (Founder)
Harold S. Wills.........   57 President, Chief Operating Officer and Director
David N. Kunkel.........   56 Executive Vice President, General Counsel and Director
Edward D. Postal........   43 Senior Vice President and Chief Financial Officer
E. A. Davis.............   52 Senior Vice President and President, PSINetworks Company
Nadir Desai.............   34 Senior Vice President and President, PSINet Canada and Latin America
Harry G. Hobbs..........   45 Senior Vice President and President, PSINet Europe
Chi H. Kwan.............   47 Senior Vice President and President, PSINet Asia/Pacific
Michael J. Malesardi....   38 Vice President and Controller
Non-Executive Directors:
William H.
 Baumer(1)(2)(3)........   66 Director
Ian P. Sharp(2)(3)......   67 Director
Ralph J. Swett(1)(2)....   64 Director

----------------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Financing Committee.

   William L. Schrader is the founder of PSINet and has served as our Chairman of the Board of Directors and Chief Executive Officer since our inception and as our President from our inception to September 1998. Prior to forming PSINet, Mr. Schrader served as President and Chief Executive Officer of NYSERNet Inc., a provider of data networking services in New York State ("NYSERNet"), from January 1986 to December 1989. Mr. Schrader also was a co-founder, and, from May 1984 until February 1987, served as Executive Director of the Cornell Theory Center, a National Science Foundation supercomputer center. Mr. Schrader's term of office as a director of PSINet expires in 1999.

   Harold S. Wills has served as our President since September 1998 and as a director of PSINet and our Chief Operating Officer since April 1996, and served as our Executive Vice President from April 1996 to September 1998. Mr. Wills served as Chief Operating Officer of Hospitality Information Networks, Inc., a provider of information services for the hospitality industry, from July 1995 through January 1996. Mr. Wills also held various positions including, Managing Director, International Computer Services, Technical Service Director and Sales Director of Granada Group PLC, a computer services provider, from September 1991 through September 1995. Mr. Wills's term of office as a director of PSINet expires in 2000.

   David N. Kunkel has served as our Executive Vice President since 1998, as our Senior Vice President since September 1996, as a director of PSINet and our Secretary since September 1995, as our Vice President since July 1995 and as our General Counsel since June 1995. Mr. Kunkel also served as our Vice President of International Operations from April 1996 to September 1996 and as Senior Counsel to Nixon, Hargrave, Devans & Doyle LLP, outside counsel to PSINet, from July 1995 through December 1995. Prior to July 1995, Mr. Kunkel was a partner with the law firm of Nixon, Hargrave, Devans & Doyle LLP for 16 years and served as outside counsel to NYSERNet from 1986 until 1989 and to PSINet from our inception until July 1995. Mr. Kunkel's term of office as a director of PSINet expires in 1999.

   Edward D. Postal has served as our Senior Vice President and Chief Financial Officer since August 1997 and served as our Vice President and Chief Financial Officer since October 1996. Prior to joining us,

Mr. Postal served as Senior Vice President, Chief Financial Officer and a director of The Hunter Group, Inc., a systems integration consulting firm, from March 1995 to October 1996, as Vice President and Chief Financial Officer of The Wyatt Company, an international employee benefits and human resources consulting firm (currently Watson Wyatt Worldwide), from December 1991 to October 1994 and as controller/treasurer of The Wyatt Company from November 1985 to December 1991. From 1981 to November 1985, Mr. Postal served in various financial management positions at Satellite Business Systems, a satellite communications company acquired by MCI in 1985, and, prior thereto, held various positions at Touche Ross & Co. (currently Deloitte & Touche LLP).

   E. A. "Ted" Davis has served as our Senior Vice President and President, PSINetworks Company since October 1998. Prior to joining us, Mr. Davis served as Vice President of Customer Technical Support for Lucent Technologies (formerly the network services division of AT&T), from January 1995 to April 1998. Prior thereto, Mr. Davis served in various technical and management positions with AT&T since beginning his career there in June 1968.

   Nadir Desai has served as our Senior Vice President and President, PSINet Canada and Latin America since March 1999, and served as President and Chief Executive Officer of PSINet Limited (Canada) from January 1996 to March 1999. Prior to joining us in 1996, Mr. Desai served as President and Founder of NICNAD Enterprises, a clothing organization engaged in wholesale, manufacturing, import/export and retail activities from 1991 to December 1995.

   Harry G. Hobbs has served as our Senior Vice President and President, PSINet Europe since September 1998 and served as our Vice President, Customer Administration from September 1997 to September 1998. Prior to joining us, Mr. Hobbs served as Vice President, Customer Care for American Personal Communications, LP, a provider of wireless communications services and an affiliate of Sprint Spectrum, from February 1995 to August 1997. Prior thereto, Mr. Hobbs served in various positions in the Customer Service, Operations and Large Account Support groups at MCI, including Vice President, Global Customer Service from September 1993 to February 1995, Director, Operations from March 1992 to February 1995 and Director, Large Account Group from November 1990 to March 1992.

   Chi H. Kwan has served as our Senior Vice President and President, PSINet Asia/Pacific since October 1998. Prior to joining us, Mr. Kwan served as Vice Chairman and Representative Director of Montblanc Japan K.K., a maker of luxury branded products, from May 1997 to September 1998. Prior thereto, Mr. Kwan served in several executive management positions with Pitney Bowes Corporation and its affiliates, including Vice Chairman and Director and Vice President Market Development, Asia Pacific, from October 1995 to April 1997, and President and Representative Director of Dodwell Pitney Bowes Corporation from April 1992 to September 1995. From 1975 to April 1992, Mr. Kwan held various senior management positions with Nicolet Japan, K.K., Finnegan-Mat Instruments Inc. and H.B. Fuller Japan Inc.

   Michael J. Malesardi has served as our Vice President and Controller since July 1997. Prior to joining us, Mr. Malesardi served as Director of Financial Administration of Watson Wyatt Worldwide, an international employee benefits and human resources consulting firm ("Watson Wyatt"), from April 1995 to May 1997 and as Controller of Watson Wyatt from February 1992 to April 1995. From September 1982 to February 1992, Mr. Malesardi held various positions at Price Waterhouse LLP (currently PricewaterhouseCoopers LLP), the latest as Senior Audit Manager.

   William H. Baumer has served as a director of PSINet since 1993. Mr. Baumer has been a Professor of Philosophy at the University at Buffalo since 1971 and was the Acting Chairman of the Department of Economics at the University at Buffalo from June 1992 until June 1995. Mr. Baumer also served as Treasurer and Vice President of NYSERNet from January 1986 to December 1990 and from December 1989 to December 1990, respectively. Mr. Baumer's term of office as a director of PSINet expires in 2000.

   Ian P. Sharp has served as a director of PSINet since September 1996. Mr. Sharp is currently retired and was the President and founder of I.P. Sharp Associates, a software development company, from December 1964 through July 1989. Mr. Sharp's term of office as a director of PSINet expires in 1999.

   Ralph J. Swett has served as a director of PSINet since February 1998. Mr. Swett is currently retired, is a director of IXC Communications and was Chairman of IXC Communications from its formation in July 1992 through April 1998, and served as Chief Executive Officer and President of IXC Communications from July 1992 to October 1997. Prior thereto, Mr. Swett served as Chairman of the Board and Chief Executive Officer of Communications Transmission, Inc. ("CTI") from 1986 to 1992. From 1969 to 1986, Mr. Swett served in increasingly senior positions (Vice President, President and Chairman) of Times Mirror Cable Television ("TMCT"), a subsidiary of Times Mirror and a previous owner of IXC Carrier, and as a Vice President of Times Mirror from 1981 to 1986. Mr. Swett served as Chairman of IXC Carrier from 1979 through April 1998, and served as its Chief Executive Officer from 1986 to October 1997 and its President from 1991 to October 1997. Mr. Swett has managed communications businesses for the past 26 years. Mr. Swett's term of office as a director of PSINet expires in 2000. See "Certain Relationships and Transactions--Strategic Alliance With IXC."

   Pursuant to the IRU Purchase Agreement between us and IXC, Ralph J. Swett, the former Chairman of IXC Communications, was elected, effective as of the closing of the transaction, to our Board of Directors. The IRU Purchase Agreement provides that our Chairman will recommend that Mr. Swett continue to be re-elected to our Board for so long as IXC continues to own at least 95% of the shares of our common stock we issued to IXC in connection with the transaction. IXC is an indirect wholly owned subsidiary of IXC Communications. See "Certain Relationships and Transactions--Strategic Alliance With IXC."

   Our Board of Directors is divided into two classes consisting of at least three directors each and as nearly equal in number as possible, and directors are elected for terms of two years on a staggered basis. Our Board of Directors is currently composed of six directors, three whose terms expire in 1999 and three whose terms expire in 2000 and until their respective successors have been elected and qualified. Each of our executive officers serves at the pleasure of the Board of Directors.

Committees of the PSINet Board

   Our Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Financing Committee. The Audit Committee recommends the firm to be appointed as independent accountants to audit our financial statements, discusses the scope and results of the audit with our independent accountants, reviews with management and our independent accountants our interim and year-end operating results, considers the adequacy of our internal accounting controls and audit procedures and reviews the non-audit services to be performed by our independent accountants. The current members of the Audit Committee are Messrs. Baumer, Sharp and Swett.

   The Compensation Committee reviews and recommends the compensation arrangements for our management and administers our Executive Stock Option Plan, Executive Stock Incentive Plan and Strategic Stock Incentive Plan. The current members of the Compensation Committee are Messrs. Baumer, Schrader and Swett.

   The Financing Committee may authorize and approve financings of our debt securities, lease financings and equity financings, subject to limitations. The current members of the Financing Committee are Messrs. Baumer, Schrader and Sharp.

Compensation of Directors

   Directors, other than those who also are our employees or consultants or are serving on our Board of Directors as representatives of a shareholder, receive annual fees of $15,000, with Committee Chairmen receiving an additional amount of $3,000 each per year, and are eligible for awards under our Directors Stock Incentive Plan (the "Directors' Plan"). The Directors' Plan provides for initial option grants with respect to 10,000 shares of our common stock ("initial grants") to be made to each eligible director upon his or her first election to our Board of Directors and, thereafter, for annual grants of options to purchase 5,000 shares of common stock to be made to each eligible director who has served on our Board of Directors for at least 12 months. Options are exercisable for 10 years after the date of grant. The exercise price for any option under the plan shall be equal to the fair market value of our common stock at the time such option is granted. The plan provides that initial grants thereunder vest over a four-year period in respect of the exercise of one-sixteenth of the shares subject thereto on the last day of each calendar quarter following such grant, and that annual option awards vest over a two-year period in respect of one-half of the shares subject thereto on each of the first and second anniversaries of the grant date. Each of Messrs. Sharp and Swett received initial grants upon their election to our Board of Directors in accordance with the Directors' Plan. In addition, directors who are not also officers of PSINet receive fees of $1,000 per day for Board and committee meetings, $200 per day for Board and committee conference calls and $1,250 per day for on-site consultations not in conjunction with a Board of Directors meeting. Committee Chairmen receive an additional $250 for each committee meeting attended and $50 for each committee conference call attended. Directors also are reimbursed for certain reasonable expenses incurred in attending Board or committee meetings. We have issued to Mr. Baumer warrants to purchase 25,000 shares of our common stock for $1.60 per share in return for Mr. Baumer's services as a director of PSINet through 1996. Mr. Baumer also holds warrants to purchase an additional 25,000 shares in return for consulting services previously rendered to us by Mr. Baumer. Each of these warrants became fully vested effective September 9, 1996. Other than these fees and awards and the warrants issued to Mr. Baumer, no member of our Board of Directors receives any fees or other compensation for serving in such capacity.

Executive Compensation

   Summary Compensation. The following table sets forth in summary form the compensation paid by us to our chief executive officer and to each of our four most highly compensated executive officers other than our chief executive officer as of December 31, 1998 for services rendered to us in all capacities.

                           Summary Compensation Table

                                                              Long-Term
                                                             Compensation
                                   Annual Compensation          Awards
                              ------------------------------ ------------
                               Salary   Bonus   Other Annual  Securities   All Other
Name and Principal              (1)      (1)    Compensation  Underlying  Compensation
Position                 Year   ($)      ($)        ($)      Options (#)      ($)
------------------       ---- -------- -------- ------------ ------------ ------------
William L. Schrader..... 1998 $314,519 $200,000 $  5,905(2)          --    $3,330(3)
 Chairman and            1997  248,519  150,000    7,457(2)          --     3,135(3)
 Chief Executive Officer 1996  194,471    2,438    2,015(2)          --     3,135(3)
Harold S. Wills(4)...... 1998 $360,500 $150,000 $  9,354(5)   225,000(6)   $3,250(7)
 President and           1997  252,654  100,000    9,929(5)   250,000(6)    3,125(7)
 Chief Operating Officer 1996  146,154   77,500   30,825(5)   250,000(6)         --
David N. Kunkel.........
 Executive Vice          1998 $334,192 $150,000 $  4,288(8)   200,000(9)   $3,250(7)
 President and General   1997  299,327  100,000    6,550(8)   100,000(9)    3,125(7)
 Counsel                 1996  272,596  103,438   88,474(8)   251,193(9)         --
Edward D. Postal(10)....
 Senior Vice President   1998 $252,288 $115,000 $ 5,590(11)  200,000(12)   $3,250(7)
 and                     1997  204,077   75,000   6,880(11)   75,000(12)    3,125(7)
 Chief Financial Officer 1996   34,865   60,872        --    100,000(12)         --
Harry G. Hobbs(13)...... 1998 $197,847 $112,500 $23,143(14)  250,000(15)   $3,250(7)
 Senior Vice President   1997   55,385   25,000        --     50,000(15)         --
 and President, PSINet
 Europe

----------------
(1) Amounts reported in respect of a particular fiscal year reflect amounts earned for services rendered in that fiscal year regardless of when paid.

(2) Consists of (a) $1,034 and $5,107 paid to Mr. Schrader with respect to installation of a security system at Mr. Schrader's home in 1998 and 1997, respectively, (b) a car allowance of $3,290, $2,350 and $2,015 in 1998, 1997 and 1996, respectively, and (c) a $1,581 taxable trip provided by us to Mr. Schrader in 1998.
(3) Consists of: (a) insurance premiums in the amount of $2,135 paid by us in each of 1998, 1997 and 1996 with respect to the proportionate beneficial interest of Mr. Schrader's spouse in an insurance policy on Mr. Schrader's life and (b) matching contributions made to Mr. Schrader's account under our 401(k) Plan in the amount of $1,195 in 1998 and in the amount of $1,000 in each of 1997 and 1996.
(4) Mr. Wills joined us as Executive Vice President and Chief Operating Officer in April 1996. Accordingly, no information is provided for periods prior thereto with respect to Mr. Wills.
(5) Consists of (a) $473 and $6,051 paid to Mr. Wills for installation of a security system at his home in 1998 and 1997, respectively, (b) car allowances of $3,173, $3,878 and $256 paid to Mr. Wills in 1998, 1997 and 1996, respectively, (c) a $5,708 taxable trip provided by us to Mr. Wills in 1998, and (d) payments made to Mr. Wills in 1996 in connection with his relocation as follows: $15,271 for certain closing costs on his new home and $15,298 for moving expenses.
(6) Consists of (a) 125,000 options issued under our Strategic Stock Incentive Plan in 1998, (b) 100,000, 50,000 and 250,000 options issued under our Executive Stock Incentive Plan in 1998, 1997 and 1996, respectively, and
    (c) 200,000 options issued under our Executive Stock Option Plan in 1997. Does not include options with respect to 100,000 shares of our common stock granted in November 1996 which were canceled as of December 31, 1996 due to a failure to satisfy vesting conditions.
(7) Consists of matching contributions made to the named officer's account under our 401(k) Plan in the years indicated.
(8) Consists of (a) car allowances of $4,288 and $3,544 paid to Mr. Kunkel in 1998 and 1997, respectively, (b) payments made to Mr. Kunkel in connection with his relocation as follows: $830 for certain closing costs on the sale of his primary residence paid to Mr. Kunkel in 1997, $2,176 and $36,299 for certain carrying costs for his residence pending such sale paid to Mr. Kunkel in 1997 and 1996, respectively, and (c) $52,175 paid to Mr. Kunkel in 1996 pursuant to an agreement to guarantee Mr. Kunkel a minimum price on the sale of his primary residence.
(9) Consists of (a) 100,000 options issued under our Strategic Stock Incentive Plan in 1998, (b) 100,000 options issued under our Executive Stock Incentive Plan in 1998, (c) 100,000 options issued pursuant to our Executive Stock Option Plan in 1997, and (d) options issued in connection with a company-wide repricing of previously granted options in 1996. Does not include options with respect to 18,494 shares granted in February 1996 (with respect to 1995) which were replaced in connection with such repricing or options with respect to 75,000 shares of our common stock granted in November 1996 which were canceled as of December 31, 1996 due to a failure to satisfy vesting conditions. Does not include options with respect to 251,193 shares issued under our Executive Stock Incentive Plan pursuant to Mr. Kunkel's employment agreement with us which were replaced in connection with a company-wide repricing as of April 5, 1996.
(10) Mr. Postal joined us as Vice President and Chief Financial Officer in October 1996. Accordingly, no information is provided for periods prior thereto with respect to Mr. Postal.
(11) Represents a car allowance to Mr. Postal.
(12) Consists of (a) 100,000 options issued under our Strategic Stock Incentive Plan in 1998, (b) 100,000, 36,050 and 100,000 options issued under our Executive Stock Incentive Plan in 1998, 1997 and 1996, respectively, and
     (c) 38,950 options issued under our Executive Stock Option Plan in 1997.
(13) Mr. Hobbs joined us as Vice President, Customer Administration in August 1997. Accordingly, no information is provided for periods prior thereto with respect to Mr. Hobbs. Mr. Hobbs was promoted to Senior Vice President and President of PSINet Europe in October 1998.
(14) Consists of (a) a payment of $21,562 made to Mr. Hobbs pursuant to his employment agreement in connection with his relocation to Switzerland, which amount is equal to one-month of Mr. Hobbs' salary ($18,750) plus a 15% cost of living adjustment ($2,812), and (b) a $1,581 taxable trip provided by us to Mr. Hobbs.

(15) Consists of (a) 100,000 options issued in 1998 under our Strategic Stock Incentive Plan and (b) 150,000 and 50,000 options issued in 1998 and 1997, respectively, under our Executive Stock Incentive Plan.

   Option Grants. The following table sets forth certain information, as of December 31, 1998, concerning individual grants of stock options made during the fiscal year ended December 31, 1998 to each of the persons named in the Summary Compensation Table above.

                             Option Grants in 1998

                                        Individual Grants
                         ------------------------------------------------
                                                                               Potential
                                                                              Realizable
                                                                           Value at Assumed
                                                                            Annual Rates of
                          Number of      % of Total                           Stock Price
                          Securities    Options/SARs  Exercise               Appreciation
Name                      Underlying     Granted to   or Base               for Option Term
----                     Options/SARs   Employees in   Price   Expiration -------------------
                          Granted(#)   Fiscal Year(1)  ($/sh)     Date     5%($)     10%($)
                         ------------  -------------- -------- ---------- -------- ----------
William L. Schrader.....         0             0      $      0        --  $      0 $        0
Harold S. Wills.........   100,000(2)       1.54%     $ 7.6250  02/20/08  $479,532 $1,215,229
                           125,000(3)       1.93       10.6875  06/10/08   840,164  2,129,140
David N. Kunkel.........   100,000(2)       1.54%     $ 7.6250  02/20/08  $479,532 $1,215,229
                           100,000(3)       1.54       10.6875  06/10/08   672,131  1,703,312
Edward D. Postal........   100,000(2)       1.54%     $ 7.6250  02/20/08  $479,532 $1,215,229
                           100,000(3)       1.54       10.6875  06/10/08   672,131  1,703,312
Harry G. Hobbs..........    50,000(2)       0.77%     $ 7.7188  02/27/08  $242,716 $  615,089
                           100,000(3)       1.54       10.6875  06/10/08   672,131  1,703,312
                           100,000(2)       1.54       10.5000  08/31/08   660,339  1,673,430

----------------
(1) Based upon total grants of options in respect of 6,483,804 shares of our common stock made during 1998.
(2) Granted under our Executive Stock Incentive Plan. Vest monthly over 48 months from the anniversary of the grant, subject to continued employment by PSINet on each of such dates.
(3) Granted under our Strategic Stock Incentive Plan. Vest monthly over 48 months from the anniversary of the grant, subject to the continued employment by PSINet on each of such dates. Under each of our Executive Stock Incentive Plan, Executive Stock Option Plan, Directors Stock Incentive Plan and Strategic Stock Incentive Plan, upon the acquisition of beneficial ownership of 30% or more of our outstanding common stock by any person other than a wholly-owned subsidiary of PSINet or the occurrence of other change in control events specified in such plans, including certain mergers, consolidations and transfers of all or substantially all of our assets, all options and stock appreciation rights will become fully exercisable and all restricted stock awards will become immediately vested.

   Aggregate Year-End Option Values. The following table provides information concerning the number of unexercised options held by each of the individuals named in the Summary Compensation Table as of December 31, 1998. Also reported are the values of "in the money" options, which represent the positive spread between the exercise price and the fair market value of our common stock as of December 31, 1998.

     Aggregated Options Exercises in 1998 and Fiscal Year-End Option Values

                                                    Number of Securities
                                                   Underlying Unexercised      Value of Unexercised
                                                         Options at          In-the-Money Options at
                                                    December 31, 1998(#)     December 31, 1998($)(1)
                                                 -------------------------- --------------------------
                             Shares      Value
                            Acquired    Realized
Name                     on Exercise(#)   ($)    Exerciseable Unexercisable Exerciseable Unexercisable
----                     -------------- -------- ------------ ------------- ------------ -------------
William L. Schrader.....       --          --      427,000             0     $8,090,425           --
Harold S. Wills.........       --          --      301,041       423,959     $3,744,327   $5,191,610
David N. Kunkel.........       --          --      296,414       254,779     $3,532,722   $3,087,248
Edward D. Postal........       --          --      115,055       259,945     $1,361,632   $3,065,180
Harry G. Hobbs..........       --          --       47,917       252,083     $  560,222   $2,781,963

----------------
(1) Based upon a closing price of $20.875 per share on December 31, 1998, as reported on The Nasdaq Stock Market.

Employment Agreements

   We have employment agreements with each of Messrs. Wills, Kunkel, Postal and Hobbs. We also have employment agreements with most of our other officers other than Mr. Schrader pursuant to which they serve in their respective capacities.

   Mr. Wills's employment agreement provides for a four-year term ending October 2002 and a current annual base salary of $425,000, and also provides for a performance bonus of $150,000 in 1998 and for performance bonuses in subsequent years, subject to achievement of specified performance objectives established by our Chairman.

   Mr. Kunkel's employment agreement provides for a four-year term ending in October 2002 and a current annual base salary of $350,000, and also provides for a performance bonus of $150,000 in 1998 and for performance bonuses in subsequent years, subject to achievement of specified performance objectives established by our Chairman.

   Mr. Postal's employment agreement provides for a four-year term ending October 2002 and a current annual base salary of $265,000, and also provides for a performance bonus of $115,000 in 1998 and for performance bonuses in subsequent years, subject to achievement of specified performance objectives established by our Chairman.

   Mr. Hobbs's employment agreement provides for a 27-month term ending December 2000 and a current annual base salary of $225,000, and also provides for a performance bonus of up to $112,500 in 1998 and for performance bonuses in subsequent years, subject to achievement of specified performance objectives established by our Chief Operating Officer. Mr. Hobbs's employment agreement also provides for payments relating to Mr. Hobbs's relocation to our European office in Switzerland, including housing and automobile expenses and a cost of living adjustment to Mr. Hobbs's monthly salary not to exceed 15% of such salary.

   These employment agreements also provide for standard employee benefits, including, without limitation, participation in our 401(k) plan and bonus plan as well as life, health, accident and disability insurance. These agreements also provide for a 24-month non-competition period. If we elect to enforce such non-competition restrictions, these officers are entitled, for a period of 24 months after termination of their employment, to receive their then current base salary and all benefits being provided to them at the time of termination. Each of these employment agreements (other than that of Mr. Hobbs) provides that options awarded pursuant thereto are subject to immediate vesting upon the occurrence of specified change in control events.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth the beneficial ownership of our common stock, as of March 31, 1999, by (1) each person who is known by us to own beneficially more than five percent of our common stock; (2) each director of PSINet who owns shares of our common stock; (3) each executive officer named in the Summary Compensation Table appearing under "Management--Executive Compensation"; and (4) all directors and executive officers of PSINet as a group.

                                                           Amount      Percent
                                                        Beneficially     of
Name of Beneficial Owner                                  Owned(1)      Class
------------------------                                -------------  -------
IXC Internet Services, Inc............................. 10,229,789(2)   18.2%
William L. Schrader....................................  5,710,477(3)   10.2
T. Rowe Price Associates, Inc..........................  5,168,600(4)    9.2
Harold S. Wills........................................    382,653(5)      *
David N. Kunkel........................................    356,746(6)      *
Edward D. Postal.......................................    168,918(7)      *
William H. Baumer......................................     94,488(8)      *
Harry G. Hobbs.........................................     77,085(9)      *
Ralph J. Swett.........................................     13,125(10)     *
Ian P. Sharp...........................................      9,375(11)     *
Executive officers and directors as a group (12
 persons)..............................................  6,906,512(12)  12.2

----------------
* Less than 1%
(1) The persons named in the table have sole voting and dispositive power with respect to all shares of our common stock shown as beneficially owned by them, subject to the information contained in the notes to the table and to community property laws, where applicable.
(2) These shares could be deemed to be beneficially owned by the members of the Board of Directors of IXC, consisting of James F. Guthrie, Jeffrey C. Smith and Stuart K. Coppens, as well as by the members of the Board of Directors of IXC Communications, the parent company of IXC, consisting of Wolfe
    (Bill) H. Bragin, Joe C. Culp, Richard D. Irwin, Carl W. McKinzie, Benjamin
    L. Scott, Ralph J. Swett and Phillip L. Williams. IXC's address is City View Center, 1122 Capitol of Texas Highway South, Austin, Texas 78746. See "Certain Relationships and Transactions--Strategic Alliance with IXC--IXC Shares."
(3) Includes 5,556,477 shares which are pledged with NationsBank in respect of two lines of credit providing Mr. Schrader with up to $18.3 million on an aggregate basis, of which approximately $13.7 million (including principal and interest) was outstanding as of March 31, 1999, at an interest rate equal to the 30 day LIBOR rate plus 1.65% per annum. Includes 1,000 shares held by Mr. Schrader and his wife as joint tenants with rights of survivorship. Also includes 150,000 shares held by a limited liability company of which Mr. Schrader and his wife have shared voting and dispositive power. Does not include 1,062,612 shares beneficially owned by Mr. Schrader's wife, nor 111,882 shares held by two trusts (of which Mr. Schrader's wife is trustee) for the benefit of two minor children of Mr. Schrader's. Mr. Schrader disclaims beneficial ownership of the shares beneficially owned by his wife and held in trust for his minor children. Mr. Schrader's address is c/o PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia, 20170.
(4) In a Schedule 13G dated February 12, 1999, T. Rowe Price Associates, Inc. claimed sole voting power over 385,000 shares, sole dispositive power over 5,168,600 shares and no shared voting or shared dispositive power over any shares. T. Rowe Price and Associates, Inc.'s address is 100 East Pratt Street, Baltimore, Maryland 21202.
(5) Includes 376,562 shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable. Does not include 348,438 shares issuable upon the exercise of options which are not deemed to be presently exercisable.
(6) Includes 354,217 shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable. Does not include 196,976 shares issuable upon the exercise of options which are not deemed to be presently exercisable or 29,571 shares beneficially owned by Mr. Kunkel's wife. Mr. Kunkel disclaims beneficial ownership of the shares beneficially owned by his wife.
(7) Includes 154,118 shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable. Does not include 220,882 shares issuable upon the exercise of options which are not deemed to be presently exercisable.
(8) Includes 50,000 shares issuable upon the exercise of outstanding warrants and 4,500 shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable. Does not include 2,500 shares issuable upon the exercise of options which are not deemed to be presently exercisable.
(9) Consists solely of shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable. Does not include approximately 222,915 shares issuable upon the exercise of options which are not deemed to be presently exercisable.
(10) Includes 3,125 shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable. Does not include 6,875 shares issuable upon the exercise of options which are not deemed to be presently exercisable, and does not include 10,229,789 shares beneficially owned by IXC, of which Mr. Swett is a director and was the chairman of the board. Mr. Swett disclaims beneficial ownership of the shares beneficially owned by IXC. See "Certain Relationships and Transactions--Strategic Alliance With IXC."
(11) Consists solely of shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable. Does not include approximately 5,625 shares issuable upon the exercise of options which are not deemed to be presently exercisable.
(12) See notes (3) and (5) through (11) above. Includes also approximately 92,645 shares issuable upon the exercise of vested options and options which are deemed to be presently exercisable granted to four executive officers. Does not include approximately 271,855 shares issuable upon the exercise of outstanding options granted to four executive officers which are not deemed to be presently exercisable.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

Strategic Alliance With IXC

   General Terms. In February 1998, we acquired from IXC 20-year noncancellable indefeasible rights of use for specified purposes in up to 10,000 equivalent route miles of fiber-based OC-48 network bandwidth (the "PSINet IRUs") in selected portions across the IXC fiber optic telecommunications system within the United States (the "Available System"). The PSINet IRUs were acquired in exchange for the issuance to IXC of 10,229,789 shares of our common stock, representing approximately 20% of our issued and outstanding common stock after giving effect to such issuance and having an aggregate market value of $78.6 million based on the closing market price per share of our common stock as reported by The Nasdaq Stock Market on such date of $7.6875 (the "IXC Shares"), pursuant to an IRU and Stock Purchase Agreement, dated as of July 22, 1997, between us and IXC, as amended (the "IRU Purchase Agreement").

   IXC Shares. IXC has been granted demand and "piggyback" registration rights with respect to the IXC Shares pursuant to a registration rights agreement between us and IXC. In the event IXC proposes to sell or otherwise dispose of any of the IXC Shares, other than pursuant to a pledge to an unaffiliated third party lender, we have a right of first offer to acquire the shares proposed to be sold at the closing market price per share of our common stock as reported by The Nasdaq Stock Market or the principal securities exchange on which our common stock is then listed on the date notice of such proposed sale is given to us. Other than as set forth above and except for transfer restrictions existing from time to time under applicable federal and state securities laws, the IXC Shares are not subject to any transfer restrictions or to any voting restrictions or other agreements. The IXC Shares are currently eligible for sale in the public market subject to compliance with the volume limitations, manner of sale provisions, notice requirements and other requirements of Rule 144 under the Securities Act of 1933. IXC did not elect to include any of the IXC Shares in this offering pursuant to its registration rights but may request registration of all or any of the IXC Shares in the future. Future sales by IXC of substantial numbers of shares of our common stock could adversely affect the market price for our common stock and make it more difficult for us to raise funds through equity offerings and to effect acquisitions of businesses or assets in consideration for issuances of our common stock.

   Termination of Contingent Payment Obligation. The IRU Purchase Agreement provides that, if the fair market value of the IXC Shares (based on the volume-weighted average closing market price per share of our common stock as reported by The Nasdaq Stock Market over the 20 trading day period immediately preceding the applicable date of determination) is less than $240.0 million at the earlier of one year following delivery and acceptance of the total amount of bandwidth corresponding to the PSINet IRUs or the fourth anniversary of the closing of the transaction (i.e., February 25, 2002), we would be obligated to provide IXC with additional shares of our common stock or, at our sole option, cash or a combination thereof equal to the shortfall (the "Contingent Payment Obligation"). The IRU Purchase Agreement also provides, however, that the right of IXC to receive additional shares and/or cash pursuant to the Contingent Payment Obligation would terminate on such date as the fair market value of the IXC Shares (as determined above) is equal to or greater than $240.0 million. After the close of trading on The Nasdaq Stock Market on January 13, 1999, the fair market value of the IXC Shares (as determined above) exceeded $240.0 million and, as a result, the Contingent Payment Obligation terminated as of such date without the payment of any additional amounts or the issuance of any additional shares of our common stock to IXC.

   PSINet IRUs. The total amount of bandwidth corresponding to the PSINet IRUs is contemplated to be delivered to us, to the extent then available, in specified increments every six months during the two year period following the closing. As of March 31, 1999, approximately 8,452 route miles of OC-12 (equivalent to approximately 2,113 route miles of OC-48) bandwidth corresponding to the PSINet IRUs, connecting New York, Washington, D.C., Atlanta, Chicago, Dallas, Houston, San Francisco and Los Angeles and certain major cities in between, have been placed into operation on the PSINet network. We currently anticipate delivery of the remaining bandwidth corresponding to the PSINet IRUs over the next 18 to 24 months. IXC has granted us a security interest in, among other collateral, a portion of the IRUs underlying the PSINet IRUs granted to IXC by IXC Carrier, Inc., its direct parent company and in a portion of certain other IRUs in IXC's fiber optic telecommunications system to secure the performance of IXC's obligations under the IRU Purchase Agreement to deliver the PSINet IRUs. IXC will provide customary operation and maintenance services with respect to the bandwidth delivered to us at specified prices and terms, the total cost of which to us on an annual basis is expected to be approximately $1.2 million per each 1,000 equivalent route miles of OC-48 bandwidth accepted under the IRU Purchase Agreement. IXC also will furnish multiplexing, reconfiguration and collocation services with respect to such bandwidth as requested by us at agreed upon fees.

   Joint Marketing and Services Agreement. In connection with this transaction, we and IXC also entered into a Joint Marketing and Services Agreement (the "Marketing Agreement") pursuant to which each party is entitled to market the products and services of the other under its own brand. Pursuant to the Marketing Agreement, we have agreed to provide IXC with managed connectivity services, value-added services and opportunity consulting services for specified fees which, in light of the strategic importance to us of the PSINet IRUs and our other arrangements with IXC described herein, we have agreed will be, or will be equal to, the lowest offered by us.

   Other Transactions. In addition to the transactions described above, IXC Communications or its affiliates and we are parties to transactions in the ordinary course of business which we believe are on terms no more favorable than could be obtained on an arms' length basis with independent third parties.

                          DESCRIPTION OF COMMON STOCK

   For a general description of our common stock, see "Description of Capital Stock" in the accompanying prospectus. The description of our common stock in the accompanying prospectus and of certain provisions of New York law do not purport to be complete and are subject to and qualified in their entirety by reference to our Certificate of Incorporation, Amended and Restated By-laws and Shareholder Rights Plan, and New York law. Copies of these documents have been filed with the SEC. See "Where You Can Find More Information" in the accompanying prospectus.

                 DESCRIPTION OF THE CONVERTIBLE PREFERRED STOCK

General

   Under our Certificate of Incorporation, our Board of Directors is authorized, without further stockholder action, to issue up to 30,000,000 shares of our preferred stock, par value $.01 per share, in one or more series, and to fix the rights, preferences, privileges, and restrictions of such series, and such other qualifications, limitations or restrictions as are permitted by New York law. The convertible preferred stock we are offering, with respect to dividends and upon liquidation, dissolution or winding up, will rank senior to our common stock and senior to or ratably with any future offerings of our preferred stock. As of the date of this prospectus supplement, we do not have any shares of preferred stock outstanding.

   Our convertible preferred stock will, when issued, be fully paid and nonassessable, subject to Section 630 of the New York Business Corporation Law. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for our shares of convertible preferred stock will be First Chicago Trust Company of New York. The transfer agent will send notices to stockholders of any special meetings at which holders of convertible preferred stock have the right to vote.

   Holders of our convertible preferred stock will have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into or carrying rights or options to purchase any such shares.

   Simultaneously with the closing of this offering, the purchasers of our convertible preferred stock will deposit approximately $76.5 million into an account, which we call the Deposit Account, and will be entitled to a quarterly cash payment from that Deposit Account in an amount equal to $0.84375 per share of convertible preferred stock, subject to the rights described in the next paragraph which allow us to cause shares of our common stock to be purchased in lieu of cash. The quarterly cash payment from the Deposit Account is called the Quarterly Return Amount, and payments of those amounts will commence August 15, 1999 and continue, subject to certain exceptions described below, until May 15, 2002. After such date, dividends will begin to accrue on the convertible preferred stock, although, as we discuss below, they may begin to accrue at an earlier time if the Deposit Account is terminated under the circumstances described below. Wilmington Trust Company will hold the Deposit Account and will act as the deposit agent for the convertible preferred stock.

   We may, prior to the date on which any Quarterly Return Amount would otherwise be payable, deliver notice instructing the deposit agent to purchase from us, for transfer to each holder of our convertible preferred stock, in lieu of the Quarterly Return Amount, that number of whole shares of our common stock determined by dividing the Quarterly Return Amount by 95% of the market value of our common stock as of the date of such notice. In that instance, holders of convertible preferred stock will receive shares of our common stock rather than a cash payment.

   However, no later than May 15, 2002, which we call the Deposit Expiration Date, any amounts remaining in the Deposit Account, as of such date, will be:

    . paid to the holders of convertible preferred stock; or

    . at our option used to purchase from us for delivery to each holder of convertible preferred stock that number of whole shares of our common stock determined by dividing the balance remaining in the Deposit Account by 95% of the market value of our common stock as of the date of a notice we deliver to the deposit agent instructing it whether to release the remaining cash or purchase shares.

   Market value will be calculated, as of any date, based on the average of the daily closing price for the five consecutive trading days ending on such date. The closing price for each day will be the last sales price or, in case no such reported sales take place on such day, the average of the last reported bid and asked price, in either case on the principal national securities exchange on which our shares of common stock are admitted to trading or listed, or if not listed or admitted to trading on such exchange, the representative closing bid price as reported by the Nasdaq National Market or other similar organization if the Nasdaq National Market is no longer reporting such information, or if not available, the fair market price as determined, in good faith, by our Board.

   We describe below in more detail, the terms of the convertible preferred stock and the Deposit Account and the circumstances under which holders of shares of convertible preferred stock may be expected to receive payments from the Deposit Account.

   The following summary of the convertible preferred stock and the Deposit Account does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Certificate of Incorporation and the amendment to our Certificate of Incorporation with respect to our convertible preferred stock, called the Designating Amendment, and the Deposit Agreement, copies of which we will provide upon request.

Deposit Account

   The funds that the purchasers of the convertible preferred stock deposit in the Deposit Account will be invested in U.S. government obligations or U.S. government guaranteed obligations, which, together with the earnings on those funds, will be sufficient to pay the aggregate Quarterly Return Amounts through the Deposit Expiration Date.

   Unless, on or prior to the Notice Date described below, we have delivered to the deposit agent a direction notice instructing the deposit agent to purchase shares of common stock from us, the deposit agent will deliver to each holder of convertible preferred stock the Quarterly Return Amount on August 15, November 15, February 15 and May 15 of each year, each such date being called a Deposit Payment Date, commencing August 15, 1999 and continuing until the Deposit Expiration Date (or earlier if the Deposit Account is terminated in the manner described below). The "Notice Date" will be a date occurring on or prior to the tenth day prior to the applicable Deposit Payment Date or Deposit Expiration Date, as the case may be. If we have delivered a direction notice to the deposit agent on or prior to any Notice Date, the deposit agent will, as instructed by us in the direction notice, purchase from us, for delivery to each holder of convertible preferred stock in lieu of all or a portion of the Quarterly Return Amount (which has not been previously paid in cash or shares of our common stock) on the next Deposit Payment Date, that number of whole shares of common stock determined by dividing such Quarterly Return Amount by 95% of the market value of our common stock as of the Notice Date.

   At the written request of the deposit agent, we have agreed under the terms of the Deposit Agreement to deliver, for and on behalf of the deposit agent, the shares of common stock acquired by the deposit agent directly to holders of our convertible preferred stock. The Deposit Agreement also provides that the obligation to purchase shares of common stock from us is secured by the funds in the Deposit Account.

   In the event of any conversion of the convertible preferred stock into shares of our common stock prior to the Deposit Expiration Date, and assuming that, at the time of such conversion, we have not delivered a redemption notice, then, in those circumstances, we will be paid any funds remaining in the Deposit Account allocable to those shares of convertible preferred stock so converted (and as a result, holders of convertible preferred stock will not receive any partial payment from the Deposit Account if they convert their shares prior to receipt of a full Quarterly Return Amount). If, however, we have delivered a redemption notice, and a holder converts its convertible preferred stock into shares of common stock between the date of the redemption notice and the second day preceding the redemption date (and, in any case, prior to the Deposit Expiration Date or the termination of the Deposit Account), then, in those circumstances, any funds remaining in the Deposit Account allocable to those shares of convertible preferred stock converted in the circumstances described in this sentence will be paid to those holders whose shares have been converted. We will make an allocation of funds pro rata based upon the number of shares of convertible preferred stock so converted.

   In the event of any redemption of the convertible preferred stock prior to May 15, 2002, any funds remaining in the Deposit Account allocable to those shares of convertible preferred stock so redeemed will be paid to those holders whose shares have been redeemed (to the extent that the Deposit Account has not otherwise been terminated as described in the second following paragraph). As described in the preceding paragraph, under certain circumstances, holders who convert their convertible preferred stock into shares of common stock between the date of a redemption notice and the second day preceding the redemption date (and, in any case, prior to the Deposit Expiration Date or the termination of the Deposit Account), will also be entitled to receive payments from the Deposit Account.

   On the Deposit Expiration Date, the Deposit Agreement requires the deposit agent to deliver to the holders of convertible preferred stock any cash remaining in the Deposit Account on such date, unless, prior thereto, we deliver a direction notice to the deposit agent requiring the deposit agent to purchase from us for delivery to holders who are entitled to the proceeds from the Deposit Account that number of whole shares of our common stock determined by dividing the balance remaining in the Deposit Account by 95% of the market value of our common stock as of the date of the direction notice.

   Notwithstanding the foregoing, if (1) we obtain any required amendments to the covenants under our various debt obligations that would permit us to pay cash dividends on our convertible preferred stock prior to the Deposit Expiration Date and (2) at the time we receive such amendments or at any time thereafter (so long as the amendments remain effective) the trading price, on any date, for the convertible preferred stock equals or exceeds the liquidation preference, then, in those events, we may thereafter, upon notice to the holders of convertible preferred stock, elect early termination of the Deposit Account by instructing the deposit agent in writing immediately to distribute the remaining balance of the Deposit Account to us. If we elect early termination of the Deposit Account, the convertible preferred stock will begin to accrue dividends from the last Deposit Payment Date. If we have elected an early termination of the Deposit Account and thereafter effect an optional redemption of the convertible preferred stock, holders whose shares of convertible preferred stock are redeemed will receive the payments described under "-- Optional Redemption."

   Upon the final resolution (including the final resolution of all appeals or rights to appeal in any court) of any voluntary or involuntary dissolution, liquidation or winding up of our company, the deposit agent will be required to return to the holders of the convertible preferred stock any funds at the time remaining in the Deposit Account. While we consider the funds placed in the Deposit Account to be the property of the purchasers of the convertible preferred stock and not our property, we cannot be certain that, in a bankruptcy proceeding, our creditors or a trustee in bankruptcy could not claim that those funds constituted property of our bankrupt estate. If that were to occur, access to the funds in the Deposit Account by the purchasers of the convertible preferred stock could be delayed or, if the claims were successful, even put in doubt.

Dividends

   On and after the Deposit Expiration Date (or earlier if the Deposit Account is terminated), holders of the convertible preferred stock will be entitled to receive cumulative dividends at an annual rate of 6 3/4% of the liquidation preference, payable quarterly out of assets legally available therefor on August 15, November 15, February 15 and May 15 of each year, commencing August 15, 2002 when, as and if declared by our Board of Directors. Dividends on the convertible preferred stock will accrue from May 15, 2002 (or earlier if the Deposit Account is terminated), and, as a result, we will not make any dividend payments on the convertible preferred stock until August 15, 2002 (or earlier if the Deposit Account is terminated). Dividends, to the extent declared by our Board, may, at our option, be paid in cash, by delivery of fully paid and nonassessable shares of common stock, or a combination thereof (subject to applicable law). Dividends will be payable to holders of record as they appear on our stock register on such record dates, not more than sixty days nor less than ten days preceding the payment dates thereof, as fixed by our Board. Dividends payable on the convertible preferred stock for each full dividend period will be computed by dividing the annual dividend rate by four. Dividends payable on the convertible preferred stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The convertible preferred stock will not be entitled to any dividend, whether payable in cash, property or securities, in excess of the full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any accumulated and unpaid dividends.

   If we elect to pay dividends in shares of our common stock, the number of shares of our common stock that we distribute will be calculated by dividing the dividend payment by 95% of the market value of our common stock as of the dividend payment record date. Under applicable New York law, dividends on our convertible preferred stock may not be paid in the form of common stock unless such payment is approved by the holders of a majority of the outstanding shares of our common stock or our Certificate of Incorporation is amended to permit such payment.

   No dividends or distributions, other than a dividend or distribution in our stock ranking junior to the convertible preferred stock as to dividends and upon liquidation, dissolution or winding up, may be declared, made or paid or set apart for payment upon any of our stock ranking junior to or ratably with the convertible preferred stock as to dividends, nor may any of our stock ranking junior to or ratably with the convertible preferred stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies paid to or made available for a sinking fund for the redemption of any shares of any such stock), by us (except, in general and in both cases, by conversion into or exchange for stock of ours ranking junior to or ratably with the convertible preferred stock as to dividends and upon liquidation and in the case that monies for such dividends, distributions, redemptions, purchases, or other acquisitions are derived from the proceeds of the offering of such securities or a concurrent offering of related securities) unless full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the convertible preferred stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition.

   Notwithstanding the foregoing, if full dividends have not been declared and paid or set apart on the convertible preferred stock and any other preferred stock ranking ratably with the convertible preferred stock as to dividends, dividends may be declared and paid on the convertible preferred stock and such other ratable preferred stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the convertible preferred stock and such other ratable preferred stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the convertible preferred stock and such other preferred stock bear to each other; provided, that if such dividends are paid in cash on the other ratable preferred stock, dividends will also be paid in cash on the convertible preferred stock.

   The holders of shares of convertible preferred stock at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares on the corresponding dividend payment date notwithstanding the subsequent conversion thereof or our default in payment of the dividend due on that dividend payment date. Holders of shares called for redemption on a redemption date between the record date and the dividend payment date will be entitled to receive their dividend payment on such redemption date as indicated under "--Optional Redemption." Except as provided in the immediately preceding sentences, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of our common stock issued upon conversion.

   Our ability to declare and pay dividends and make other distributions with respect to our capital stock, including the convertible preferred stock, is limited by provisions contained in various financing agreements, which currently prohibit us from making cash dividend payments. See "Description of Certain Indebtedness" in the accompanying prospectus. Our ability to declare and pay dividends may also be limited by applicable New York law.

Liquidation Preference

   The shares of convertible preferred stock will be issued with a liquidation preference equal to $50 per share. See also "Certain Federal Income Tax Consequences." If upon any voluntary or involuntary dissolution, liquidation or winding up of our company, the amounts payable with respect to the liquidation preference of the convertible preferred stock and any other shares of our stock ranking as to any such distribution ratably with the convertible preferred stock are not paid in full, the holders of the convertible preferred stock and of such other shares will share pro rata in proportion to the full distributable amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the convertible preferred stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business, other than in connection with the dissolution, liquidation or winding up of the business, nor our merger or consolidation into or with any other corporation, will be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of our company.

Optional Redemption

   The convertible preferred stock is not subject to any sinking fund or other similar provisions. We may redeem the convertible preferred stock at a redemption premium of 101.929% of the liquidation preference, plus accumulated and unpaid dividends, if any, whether or not declared, to the redemption date (the "Provisional Redemption Date") on or after November 15, 2000 but prior to May 15, 2002 (the "Provisional Redemption"), if the trading price of the convertible preferred stock equals or exceeds $124.74 per share for 20 trading days within any 30 trading day period. In addition to the payments required by the preceding sentence, if the Deposit Account has not previously been terminated (which we may do under the circumstances described above under "-- Deposit Account"), in the event of any Provisional Redemption, holders of convertible preferred stock will also receive any funds remaining in the Deposit Account allocable to those shares of convertible preferred stock which are redeemed in such circumstances (but not the Additional Payment described in the next sentence). If the Deposit Account has been terminated, and we then undertake a Provisional Redemption, holders of convertible preferred stock that we call for redemption, will, in addition to the payments required by the second preceding sentence, also receive a payment (the "Additional Payment") in an amount equal to the present value of the aggregate value of the dividends that would thereafter have been payable on the convertible preferred stock (whether or not declared) from the Provisional Redemption Date to May 15, 2002 (the "Additional Period"). The present value will be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Additional Period as the day immediately preceding the date on which a notice of Provisional Redemption is mailed. If the Deposit Account has been terminated, we will be obligated to make the Additional Payment on all convertible preferred stock that we have called for Provisional Redemption, whether or not those shares of convertible preferred stock are converted into shares of common stock prior to the Provisional Redemption Date.

   Except in the foregoing circumstances, we may not redeem the convertible preferred stock prior to May 15, 2002. Beginning on May 15, 2002, we may redeem shares of convertible preferred stock, during the twelve-month periods commencing on May 15 of the years indicated below, at the following redemption premiums (expressed as a percentage of the liquidation preference per share), plus in each case all accumulated and unpaid dividends (whether or not declared) to the redemption date:

                                                   Redemption
                                                    Premium
           Year                                    Per Share
           ----                                    ----------
           2002...................................  103.857%
           2003...................................  102.893%
           2004...................................  101.929%
           2005...................................  100.964%
           2006 and thereafter....................  100.000%


   We may effect any redemption, in whole or in part, at our option, in cash, by delivery of fully paid and nonassessable shares of our common stock or a combination thereof (subject to applicable law), by delivering notice to the holders of the convertible preferred stock not less than 20 nor more than 60 days prior to the scheduled redemption date.

   In the event that fewer than all the outstanding shares of convertible preferred stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. If we elect to make redemption payments in shares of our common stock, the number of shares of our common stock that we distribute will be calculated by dividing the redemption payment by 95% of the market value of our common stock as of the redemption notice date.

   From and after the applicable redemption date, unless we default in the payment of the redemption price, dividends on the shares of convertible preferred stock to be redeemed on such redemption date shall cease to accumulate, such shares shall no longer be deemed to be outstanding, and all rights of the holder thereof as stockholders (except the right to receive the redemption price) will cease.

   If any dividends on the convertible preferred stock are in arrears, no shares of convertible preferred stock will be redeemed unless all outstanding shares of convertible preferred stock are simultaneously redeemed.

   Our ability to redeem any shares of convertible preferred stock is, and may continue to be, limited by the terms of our other financing arrangements and applicable law. In fact, we would currently be prohibited by the terms of our credit facility and our outstanding senior notes from redeeming the convertible preferred stock.

Voting Rights

   Except as required by law, holders of convertible preferred stock will have no voting rights except as set forth below. Under New York law, holders of convertible preferred stock will be entitled to vote as a class upon a proposed amendment to our charter, whether or not entitled to vote thereon by the Designating Amendment, if the amendment would (1) exclude or limit their right to vote on any matter, except as such right may be limited by voting rights given to new shares then being authorized of any existing or new class or series, (2) increase or reduce the par value of the shares of such class, change any shares into a different number of shares of the same class or into the same or a different number of shares of any class or series thereof, or change, fix or abolish the designation of such class or any of the relative rights preferences and limitations of the shares of such class, provide that the shares of such class may be converted into shares of any other class or into shares of any other series of the same class, or alter the terms or conditions upon which their shares are convertible or change the shares issuable upon conversion of their shares, if such action would adversely affect such holders, or (3) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights.

   If the dividends payable on the convertible preferred stock are in arrears for six quarterly periods, the holders of convertible preferred stock voting separately as a class with the shares of any other preferred stock or preference securities having similar voting rights will be entitled at the next regular or special meeting of our stockholders to elect two directors to our Board. Such voting rights will continue only until such time as the dividend arrearage on the convertible preferred stock has been paid in full.

   The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding convertible preferred stock will be required to permit us to issue any class or series of stock, or security convertible into stock or evidencing a right to purchase any shares of any class or series of stock ranking senior to the convertible preferred stock as to dividends, liquidation rights or voting rights, and for amendments to our charter that would affect adversely the rights of holders of the convertible preferred stock; provided, however, that any issuance of shares of preferred stock which rank ratably with the convertible preferred stock (including the issuance of additional shares of our convertible preferred stock) will not, by itself, be deemed to adversely affect the rights of the holders of the convertible preferred stock. In all such cases, each share of convertible preferred stock shall be entitled to one vote.

Conversion Rights

   The convertible preferred stock will be convertible at any time at the option of the holder thereof into such number of whole shares of our common stock as is equal to the liquidation preference divided by an initial conversion price of $62.3675, subject to adjustment as described below. We refer to the initial conversion price and the conversion price as adjusted as the Conversion Price. All accumulated and unpaid dividends (if declared) on the convertible preferred stock, which have accumulated since the Deposit Expiration Date (or the date on which the Deposit Account is terminated, if earlier) to the date of conversion, may, at our election, be paid in cash or by issuing that whole number of shares of our common stock equal to the amount of accumulated and unpaid dividends divided by 95% of the market value of our common stock as of the conversion date. A share of convertible preferred stock called for redemption will be convertible into shares of our common stock up to and including, but not after, the close of business on the second business day prior to the date fixed for redemption unless we default in the payment of the amount payable upon redemption.

   In our discretion, no fractional shares of our common stock or securities representing fractional shares of our common stock will be issued upon conversion. Any fractional interest in a share of our common stock resulting from conversion will be paid in cash based on the last reported sales price of our common stock on the Nasdaq National Market, or any national securities exchange or authorized quotation system on which our common stock is then listed, at the close of business on the trading day next preceding the date of conversion or such later time as we are legally and contractually able to purchase such fractional shares.

   The Conversion Price is subject, upon the occurrence of certain events after the issuance of the convertible preferred stock, to adjustment in accordance with formulas set forth in the Designating Amendment, including:

    . any redemption payment or payment of a dividend or other distribution payable in shares of our common stock to all holders of any class of capital stock of our company, other than the issuance of shares of our common stock in connection with the payment in redemption for, of dividends on or the conversion of the convertible preferred stock or the issuance of shares of our common stock pursuant to the Deposit Agreement or to all holders of the convertible preferred stock based upon the number of shares of our common stock into which the convertible preferred stock is then convertible;

    . any issuance to all holders of shares of our common stock of rights, options or warrants entitling them to subscribe for or purchase shares of our common stock or securities convertible into or exchangeable for shares of our common stock at less than market value as of the date of conversion or exchange; provided, however, that no adjustment will be made with respect to such a distribution if the holder of shares of the convertible preferred stock would be entitled to receive such rights, option or warrants upon conversion at any time of shares of the convertible preferred stock into our common stock and provided, further, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

    . any subdivision, combination or reclassification of our common stock;

    . any distribution consisting exclusively of cash (excluding any cash distributed upon a merger or consolidation to which the last bullet point of this paragraph applies) to all holders of shares of our common stock in an aggregate amount that, combined together with (1) all other such all cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock concluded within the then preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization (defined as the product of the then current market price of the our common stock times the number of shares of our common stock then outstanding on the record date of such distribution);

    . the completion of a tender or exchange offer which we or any of our subsidiaries make for shares of our common stock that involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of any of our common stock expiring within the then preceding 12 months in respect of which no adjustment has been made and (2) the aggregate amount of any such all cash distributions referred to in the fourth bullet point of this paragraph to all holders of shares of our common stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization just prior to the expiration of such tender offer; or

    . a distribution to all holders of our common stock consisting of evidences of indebtedness, shares of capital stock other than our common stock or assets, including securities, but excluding those dividends, rights options, warrants and distributions referred to above (other than in connection with a merger effected solely to reflect a change in the jurisdiction of incorporation of our company).

   No adjustment of the Conversion Price will be required to be made until the cumulative adjustments, whether or not made, amount to 1.0% or more of the Conversion Price as last adjusted. Notwithstanding anything to the contrary, no Conversion Price adjustment will be made as a result of the issuance of our common stock on conversion of the convertible preferred stock. Each event requiring adjustment to the Conversion Price will require only a single adjustment even though more than one of the adjustment clauses may be applicable to such event. We reserve the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event we elect to make such a reduction in the Conversion Price, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

   In the event that, after the issuance of the convertible preferred stock, we distribute rights or warrants (other than those referred to in the second bullet point of the second preceding paragraph) to all holders of our common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any shares of convertible preferred stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of our common stock then issuable upon such conversion, which we call the Conversion Shares, a number of rights or warrants to be determined as follows: (1) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants, called the Distribution Date, the same number of rights or warrants to which a holder of a number of shares of our common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants, and (2) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of our common stock into which such convertible preferred stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. In the event the holders of convertible preferred stock are not entitled to receive such rights or warrants, the Conversion Price will be subject to adjustment upon any declaration or distribution of such rights or warrants.

   In case of any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into our company, with certain exceptions, or in case of any sale, transfer or conveyance of all or substantially all of the assets of our company, computed on a consolidated basis, each share of convertible preferred stock then outstanding will, without the consent of any holder of convertible preferred stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of our common stock into which such share of convertible preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event.

   In the case of any distribution by us to our stockholders of substantially all of our assets, each holder of convertible preferred stock will participate pro rata in such distribution based on the number of shares of our common stock into which such holders' shares of convertible preferred stock would have been convertible immediately prior to such distribution.

Change of Control

   Notwithstanding the foregoing, upon a change of control of our company, holders of convertible preferred stock will, if the market value of our common stock at such time is less than the Conversion Price, have a one time option, upon not less than 30 days' notice nor more than 60 days' notice, to convert all of their outstanding shares of convertible preferred stock into shares of our common stock at an adjusted Conversion Price equal to the greater of (1) the market value of our common stock as of the date of the change of control and (2) $38.73. In lieu of issuing the shares of our common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such common stock otherwise issuable.

   Our Designating Amendment defines change of control as any of the following events:

    . any "person or group," as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) directly or indirectly, of more than 50% of our total outstanding voting stock;

    . during any period of two consecutive years, individuals who at the beginning of such period constituted our Board, together with any new directors whose election to our Board or whose nomination for election by our stockholders was approved by a vote of a majority of the directors then still in office who were either at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our Board then in office;

    . our company consolidates with or merges with or into any person or conveys, transfers or leases all or substantially all, computed on a consolidated basis, of our assets to any person, or any corporation consolidates with or merges into or with our company in any such event pursuant to a transaction in which our outstanding voting stock is changed into or exchanged for cash, securities or other property, other than any such transaction where our outstanding voting stock is not changed or exchanged at all, except to the extent necessary to reflect a change in the jurisdiction of incorporation of our company or where no "person" or "group" owns, immediately after such transaction, directly or indirectly, more than 50% of the total outstanding voting stock of the surviving corporation; or

    . our company is liquidated or dissolved or adopts a plan of liquidation or dissolution.

   The good faith determination of our Board, based upon the advice of outside counsel, of the beneficial ownership of securities of our company within the meaning of Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934 will be conclusive, absent contrary controlling judicial precedent or contrary written interpretation published by the SEC.

   The phrase "all or substantially all" of the assets of a our company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of our assets.

Book Entry; The Depository Trust Company

   The Depository Trust Company ("DTC") will act as securities depository for the shares of convertible preferred stock offered hereby. The shares of convertible preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., as nominee for DTC. One or more fully-registered global certificates will be issued, representing in the aggregate the total number of shares of convertible preferred stock, and will be deposited with DTC (collectively, called the Global Certificate).

   The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive from. Such laws may impair the ability to transfer beneficial interests in the shares of convertible preferred stock represented by a Global Certificate.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. We call these types of participants "Direct Participants." DTC is owned by a number of its Direct Participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. We refer to these participants as "Indirect Participants."

   Purchases of shares of convertible preferred stock within the DTC system must be made by or through Direct Participants, which will receive a credit for the convertible preferred stock on DTC's records. The ownership interest of each actual purchaser of a share of convertible preferred stock, or beneficial owner, is in turn to be recorded on the Direct or Indirect Participant's records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the beneficial owners purchased the convertible preferred stock. Transfers of ownership interests in the convertible preferred stock are to be accomplished by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the convertible preferred stock, except upon a resignation of DTC or upon a decision by us to discontinue the book-entry system for the convertible preferred stock.

   To facilitate subsequent transfers, all the convertible preferred stock deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of shares of convertible preferred stock with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the convertible preferred stock; DTC's records reflect only the identity of the Direct Participants to whose accounts such shares of convertible preferred stock are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices with respect to the shares of convertible preferred stock shall be sent to Cede & Co. If less than all of the shares of convertible preferred stock are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such securities to be redeemed.

   Although voting with respect to the convertible preferred stock is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the convertible preferred stock. Under its usual procedures, DTC would mail an "Omnibus Proxy," i.e., a proxy conferring on Direct Participants the right to vote as their interests appear, to the Direct Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the convertible preferred stock are credited on the record date -- identified in a listing attached to the Omnibus Proxy. We believe that the arrangements among DTC, Direct and Indirect Participants and beneficial owners will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a Direct Participant.

   Cash distribution payments and distribution payments in shares of our common stock on the shares of convertible preferred stock will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer from or registered in "street name," and will be the responsibility of such Participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is our responsibility, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the beneficial owners is the responsibility of Direct and Indirect Participants.

   Except as provided herein, a beneficial owner in a Global Certificate will not be entitled to receive physical delivery of shares of convertible preferred stock. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the convertible preferred stock, including elections as to form of payment.

   DTC may discontinue providing its services as securities depositary with respect to the convertible preferred stock at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the shares of convertible preferred stock will be printed and delivered. If we decide to discontinue use of the system of book-entry transfers through DTC or a successor depositary, certificates representing the shares of convertible preferred stock will be printed and delivered.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General

   The following is a summary of material United States federal income tax consequences relevant in the opinion of our counsel, Nixon, Hargrave, Devans & Doyle LLP, to the purchase, ownership and disposition of the convertible preferred stock, and any shares of our common stock received as dividends thereon or in connection with an ownership interest in the Deposit Account, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. Our counsel has relied upon our representations with respect to factual matters for purposes of this summary. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

   This summary applies only to those persons who are the initial holders of the convertible preferred stock and common stock and who will hold them as "capital assets" within the meaning of Section 1221 of the Code. It does not address the tax consequences to taxpayers who are subject to special rules (such as financial institutions, dealers in securities, tax-exempt organizations, insurance companies, persons that hold the convertible preferred stock or common stock as part of a straddle or conversion transaction, holders subject to the alternative minimum tax and, except as discussed below under "Consequences to Non-U.S. Holders of Convertible Preferred Stock," persons who are not "U.S. Holders"). A "U.S. Holder" means a beneficial owner of convertible preferred stock or common stock who purchased the convertible preferred stock pursuant to the Offering that for U.S. federal income tax purposes is (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

   THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH PURCHASER OF CONVERTIBLE PREFERRED STOCK IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH PURCHASER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK.

Consequences to Holders of Convertible Preferred Stock

   Inclusion in Income. Pursuant to the terms of the Deposit Agreement, each holder of convertible preferred stock will be treated as owning a pro-rata portion of the cash deposited in the Deposit Account and we will not treat such cash as received in exchange for the convertible preferred stock. Accordingly, the liquidation preference with respect to each share of convertible preferred stock will exceed the amount we receive upon the issuance of the convertible preferred stock. Additionally, dividends will not begin to accrue on the convertible preferred stock until May 15, 2002 (or earlier if the Deposit Account is terminated). The precise treatment of preferred stock with these terms is not entirely clear. However, we intend to treat the convertible preferred stock as if it were purchased at a discount from its liquidation preference and provided for accretion in its liquidation preference equal to $0.84375 per share on each Deposit Payment Date, so long as the convertible preferred stock remains outstanding.

   Under Section 305(c) of the Code, the accretion in the liquidation preference of the convertible preferred stock on each Deposit Payment Date should be treated as a dividend taxable as ordinary income to the convertible preferred stock holders to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The amount of the distribution on each share of convertible preferred stock will equal the fair market value of the accretion in the liquidation preference with respect to the convertible preferred stock. To the extent that the value of the accretion in liquidation preference on the convertible preferred stock exceeds current and accumulated earnings and profits, such accretion will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of such convertible preferred stock in the hands of each holder (but not below zero). However, such reduction will be exactly offset by an increase in basis resulting from the holder's receipt of the additional liquidation preference. If the value of any accretion in liquidation preference exceeds the adjusted tax basis of the convertible preferred stock in the hands of the holder, such excess will be treated as capital gain and will be long-term if such holder's holding period for the convertible preferred stock exceeds one year.

   After November 15, 2000, we may redeem shares of the convertible preferred stock at a redemption premium of 101.929% if the trading price of the convertible preferred stock equals or exceeds $124.74 per share for a specified trading period. In the event we have elected an early termination of the Deposit Account, a holder of convertible preferred stock whose stock is so redeemed will also be entitled to the Additional Payment. We do not intend to treat premium in excess of the liquidation preference (including any Additional Payment) as resulting in constructive distribution treatment under Section 305(c) of the Code. Under regulations issued pursuant to Section 305(c) of the Code, the constructive distribution provisions could apply if the issuer has a redemption right, but only if, based on all the facts and circumstances as of the issue date, redemption pursuant to the right is more likely than not to occur. A safe harbor treats a redemption right as not more likely to occur if, among other requirements, exercise of the redemption right would not reduce the convertible preferred stockholder's yield. In the event of redemption of convertible preferred stock by reason of the trading price of the convertible preferred stock equaling or exceeding $124.74 per share for the specified trading period, the premium paid (including any Additional Payment) would not reduce the convertible preferred stockholder's yield.

   On and after the Deposit Expiration Date, a holder of convertible preferred stock will be entitled to receive dividends at an annual rate of 6 3/4% of the liquidation preference in cash or, at our option, our common stock or a combination thereof. In the event we exercise our right to pay dividends in our common stock (after the expiration of the Deposit Agreement) the number of shares of such common stock to be distributed shall be determined by dividing the amount of cash that would be paid by 95% of the market value of the common stock. A holder of convertible preferred stock must include in income as ordinary income the amount of any such cash distributions and the fair market value of any common stock distributions to the extent that we have current or accumulated earnings and profits. If we have no current or accumulated earnings and profits, distributions are first treated as a return of capital to the extent of the convertible preferred stock holder's basis, and thereafter as capital gain.

   We presently do not have any current or accumulated earnings and profits as determined under United States federal income tax principles. As a result, until such time as we have earnings and profits, an increase in the liquidation preference on a distribution will reduce the adjusted tax basis (but not below zero) in the hands of each holder of the shares of convertible preferred stock. The basis reduction should be offset for each share of convertible preferred stock by a corresponding increase in tax basis for a holder resulting from the increase in liquidation preference. Further, until we have current or accumulated earnings and profits, any accretion in the liquidation preference or other distributions with respect to the convertible preferred stock will not be treated as dividends for United States federal income tax purposes and, thus, will not qualify for any dividends received deduction as described below. Holders will recognize gain to the extent that any distribution exceeds current or accumulated earnings and profits and their basis in their convertible preferred stock.

   Dividends to Corporate Shareholders. In general, a distribution that is treated as a dividend for Federal income tax purposes and that is made to a corporate shareholder with respect to the convertible preferred stock or common stock will qualify for the 70% dividends-received deduction under
Section 243 of the Code. Holders should note, however, that we cannot assure that we will have current or accumulated earnings and profits in the future. Accordingly, we cannot assure that the dividends-received deduction will apply to distributions on the convertible preferred stock or common stock.

   In addition, there are many exceptions and restrictions relating to the availability of the dividends-received deduction such as restrictions relating to (1) the holding period of stock the dividends on which are sought to be deducted, (2) debt-financed portfolio stock, (3) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (4) taxpayers that pay alternative minimum tax. Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which exceptions and restrictions may apply to their particular factual situation.

   Common Stock--Holding Period. A stockholder's holding period for shares of common stock received in lieu of cash dividends (after the expiration of the Deposit Agreement) or in connection with our right to transfer shares of common stock under the Deposit Agreement will commence on the day following the date of transfer and will not include such stockholders' holding period for the shares of convertible preferred stock with respect to which the shares of common stock were distributed. However, a stockholder's holding period for common stock received on conversion of the convertible preferred stock will include the stockholder's holding period for the convertible preferred stock.

   Sale or Redemption. Upon a sale or other disposition (other than a redemption or a conversion of convertible preferred stock into common stock) of convertible preferred stock or common stock, a holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by the holder in such sale or other disposition and such holder's adjusted tax basis in such shares. Such gain or loss will be long-term gain or loss if the holder's holding period for such convertible preferred stock or common stock is more than 12 months. In the case of individuals, long-term capital gains with respect to property held for more than 12 months are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

   Any gain or loss recognized by a holder upon redemption of the convertible preferred stock or common stock will be treated as gain or loss from the sale or exchange of convertible preferred stock or common stock, if, taking into account stock that is actually or constructively owned as determined under
Section 318 of the Code: (1) such holder's interest in our common and convertible preferred stock is completely terminated as a result of the redemption, (2) such holder's percentage ownership in our voting stock immediately after the redemption is less than 80% of such percentage ownership immediately before such redemption, or (3) the redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302 of the Code). Sales and acquisitions of our stock occurring contemporaneously with a redemption of convertible preferred stock, which are made pursuant to an integrated plan on the part of the holder, may be considered for purposes of determining whether the preceding tests are met. If a redemption of the convertible preferred stock or our common stock is treated as a distribution that is taxable as a dividend, the holder will be taxed on the payment received in the same manner as described above, and the holder's adjusted tax basis in the redeemed convertible preferred stock or common stock will be transferred to any remaining shares held by such holder.

   In the event we have elected an early termination of the Deposit Account, and a holder of the convertible preferred stock whose stock is redeemed receives the Additional Payment, such Additional Payment should be treated as additional cash proceeds received in the redemption of such convertible preferred stock.

   Conversion or Exchange of Convertible Preferred Stock. A holder of convertible preferred stock will generally not recognize gain or loss by reason of receiving our common stock in exchange for convertible preferred stock upon the redemption or conversion of the convertible preferred stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of our common stock attributable to dividend arrearages will be treated as a constructive distribution as described above. The adjusted tax basis of the common stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of convertible preferred stock exchanged therefor and the holding period of the common stock received upon conversion will include the holding period of the shares of convertible preferred stock exchanged. The tax basis of any common stock treated as a constructive distribution taxable as a dividend will be equal to its fair market value on the date of the exchange.

   Adjustment of Conversion Price. If at any time we make a distribution of property to holders of our common stock that would be taxable to such stockholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions, the Conversion Price of the convertible preferred stock is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of convertible preferred stock. For example, a decrease in the Conversion Price in the event of distributions of our indebtedness or our assets will generally result in deemed dividend treatment to holders of the convertible preferred stock, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for our common stock will not result in a taxable stock dividend.

   Deposit Account. Pursuant to the terms of the Deposit Agreement, each holder of convertible preferred stock will be treated as owning a pro-rata portion of the cash deposited in the Deposit Account. Although there is no authority directly applicable to the treatment of the Deposit Account, we believe that the intended treatment is appropriate, because (1) such cash is intended to not be subject to the claims of our creditors, and (2) we will not be entitled to receive the cash in the Deposit Account except under limited circumstances.

   Each holder of convertible preferred stock should not treat its portion of the cash deposited in the Deposit Account as part of the cost of the convertible preferred stock for purposes of determining the holder's adjusted tax basis in such stock.

   Cash distributions of $0.84375 per share of convertible preferred stock on each Deposit Payment Date for each quarterly period should be treated as withdrawals by the holders of the convertible preferred stock of amounts deposited in the Deposit Account. In the event convertible preferred stock is redeemed and amounts in the Deposit Account are distributed to holders of the convertible preferred stock, such distributions should be treated as withdrawals by such holders of amounts deposited in the Deposit Account to the extent such distribution is of amounts originally deposited in the Deposit Account. Income earned on the cash deposited in the Deposit Account, if any, will be included in income by each holder of shares of convertible preferred stock pro rata in proportion to the number of shares of convertible preferred stock held by such holder. Each holder will include such amounts in income in the same manner as though the holder directly owned a pro rata share of the cash in the Deposit Account.

   Distributions of common stock by the deposit agent to the holders of the convertible preferred stock following our election to transfer common stock to the deposit agent should be treated as a purchase by each holder of convertible preferred stock of such common stock for an amount equal to the convertible preferred stockholder's share of the cash deposited in the Deposit Account allocated to such purchase. To the extent that the fair market value of the common stock exceeds the amount paid for such common stock, the excess will be treated as a distribution on the convertible preferred stock.

   In the event that we exercise our right to have the Deposit Account paid to us, the holders of the convertible preferred stock will be treated as having made an additional payment to us with respect to their convertible preferred stock, and accordingly, will receive an increase in the tax basis of their convertible preferred stock. In the event of the conversion of the convertible preferred stock into shares of our common stock prior to the Deposit Expiration Date, we will be paid any remaining funds in the Deposit Account allocated to such stock. In such cases, holders of the common stock received in the conversion will be treated as having made additional payments to us with respect to our stock, and the tax basis of their common stock will reflect such increase.

   Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Regulations, a holder of convertible preferred stock or common stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, convertible preferred stock or common stock unless such holder (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's Federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

   Consequence of Original Issue Discount. As a result of the deposit by the purchasers of the convertible preferred stock of approximately $76.5 million in the Deposit Account, and, in light of the fact that dividends will not accrue on the convertible preferred stock until May 15, 2002, the shares of convertible preferred stock will be considered as having been issued, for federal tax purposes, at a substantial discount from their liquidation preference amount. Consequently, purchasers of the convertible preferred stock generally will be required to include amounts in gross income for federal income tax purposes in advance of receipt of the cash payments to which the income is attributable.

   If a bankruptcy petition is filed by or against PSINet under the United States Bankruptcy Code after the issuance of the convertible preferred stock, the claim of a holder of convertible preferred stock with respect to the liquidation preference thereof may be limited to an amount equal to the sum of:
(1) the liquidation preference for the preferred stock less the discount at which such shares of convertible preferred stock are deemed to have been issued; and (2) that portion of the original discount that is not deemed to constitute "unmatured interest" or accretion within the meaning of the United States Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing could constitute "unmatured interest."

Consequences to Non U.S. Holders of Convertible Preferred Stock

   The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of the convertible preferred stock or common stock by a person who is a not a "U.S. Holder" (a "Non-U.S. Holder").

   Dividends. Generally, dividends paid to a Non-U.S. Holder are subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Although there is no authority on point with respect to the application of the withholding tax to stock similar to the convertible preferred stock which provides for an accreting liquidation preference, we intend to treat the accretion of the liquidation preference to Non-U.S. Holders in a manner analogous to original issue discount notes. Accordingly, although the accretion in the liquidation preference of the convertible preferred stock on each Deposit Payment Date will be subject to United States tax at a rate of 30% of the fair market value of the accretion in the liquidation preference, or such lower rate as may be specified by an applicable tax treaty, such tax will be collected by withholding only when amounts are actually paid by us (or our agent) to such Non-U.S. Holder.

   On and after the Deposit Expiration Date, dividends paid in cash or common stock will be subject to withholding at the rate of 30% (or lower treaty rate). To the extent we elect to make dividend payments in common stock, we intend to withhold a number of shares of our common stock with a fair market value equal to the withholding tax. Cash dividends paid to a Non-U.S. Holder with respect to our common stock also will be subject to withholding at 30% or lower treaty rate.

   Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation, including, under current law, Form 4224, with us or our agent), but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   In order to claim the benefit of an applicable tax treaty, we (or our agent) may require a Non-U.S. Holder of common stock or convertible preferred stock to provide us or our agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of the treaty. In addition, backup withholding, as discussed below, may apply in certain circumstances if applicable certification and other requirements are not met.

   A Non-U.S. Holder of convertible preferred stock or our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

   Non-U.S. Holders should be aware that distributions in excess of current and accumulated earnings and profits have generally been treated as dividends for purposes of the foregoing discussion. However, recent promulgated Treasury regulations allow corporations, in certain circumstances, to treat payments with respect to stock as distributions other than dividends subject to withholding to the extent of insufficient earnings and profits. Holders should consult their own tax advisors regarding such regulations.

   Sale or Exchange. A Non-U.S. Holder will not be subject to United States income tax on any gain realized upon the sale or exchange of the convertible preferred stock or common stock if such holder has no connection with the United States other than holding the convertible preferred stock or common stock and in particular (1) such gain is not effectively connected with a trade or business in the United States of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual which has a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of such disposition, and (3) we are not nor have been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period the Non-U.S. Holder held the common stock.

   We have not determined whether we are or have been within the prescribed period a "U.S. real property holding corporation" for federal income tax purposes. In general, we will be treated as a U.S. real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the total fair market value of our U.S. and non-U.S. real property interests and our other assets used or held in a trade or business. If we are, have been or become a U.S. real property holding corporation, so long as our common stock continues to be regularly traded on an established securities market within the meaning of Section 897(c)(3), only a Non-U.S. Holder who holds or held, at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period, more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

   A Non-U.S. Holder engaged in a trade or business in the United States whose income from the convertible preferred stock or common stock (including gain from the sale or exchange thereof) is effectively connected with the conduct of such trade or business will generally be subject to regular United States federal income tax on such income in the same manner as if it were a U.S. Person. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   Deposit Account. Because we will treat cash distributions from the Deposit Account as non-taxable withdrawals, a Non-U.S. Holder generally will not be subject to United States tax on such distributions. Distributions from the Deposit Account attributable to interest earned on amounts held in the Deposit Account and invested in United States government obligations also should be exempt from United States withholding tax as portfolio interest provided that the Non-U.S. Holder provides a properly completed Internal Revenue Service Form W-8.

   Federal Estate Tax. An individual Non-U.S. Holder who is treated as the owner of the convertible preferred stock or common stock at the time of such individual's death or has made certain lifetime transfers of an interest in the convertible preferred stock or common stock will be required to include the value of such convertible preferred stock or common stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise.

   Backup Withholding and Information Reporting. Under certain circumstances, the Internal Revenue Service requires "information reporting" and "backup withholding" at a rate of 31% with respect to payments of dividends and interest. Non-U.S. Holders generally would be exempt from Internal Revenue Service reporting requirements and United States backup withholding with respect to dividends payable on the convertible preferred stock or our common stock. A Non-U.S. Holder of convertible preferred stock or our common stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the proposed regulations would under certain circumstances be subject to United States backup withholding at a rate of 31% on payments of dividends and interest. The application for exemption is available by providing a properly completed Internal Revenue Service Form W-8.

   The payment of the proceeds of the disposition of the convertible preferred stock or common stock by a Non-U.S. Holder to or through the United States office of a broker or through a non-United States branch of a United States broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of convertible preferred stock or common stock to or through a non-United States office of a non-United States broker will not be subject to backup withholding or information reporting unless the non-United States broker has certain United States relationships.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's United States federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

   New Regulations. Recent Treasury regulations provide for certain new information reporting and withholding rules with respect to Non-U.S. Holders. In general, these regulations are effective after December 31, 1999 (subject to transition rules). Non-U.S. Holders should consult their own tax attorneys regarding the effect of such regulations.

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., BancBoston Robertson Stephens Inc. and Chase Securities Inc. have severally agreed to purchase the number of shares of our convertible preferred stock shown opposite their names below:

                                                                       Number of
                                                                        Shares
                                                                       ---------
     Underwriters:
       Donaldson, Lufkin & Jenrette Securities Corporation............ 4,800,000
       Merrill Lynch, Pierce, Fenner & Smith
                Incorporated.......................................... 1,600,000
       Bear, Stearns & Co. Inc........................................   800,000
       BancBoston Robertson Stephens Inc..............................   400,000
       Chase Securities Inc...........................................   400,000
                                                                       ---------
         Total........................................................ 8,000,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering and deposit the related amounts into the Deposit Account are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement of which the accompanying prospectus is a part, the continuing correctness of the representations, the receipt of a "comfort letter" from our accountants, the listing of the shares of our convertible preferred stock offered by this prospectus supplement and the accompanying prospectus on the Nasdaq National Market and no occurrence of an event that would have a material adverse effect on us. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of our shares.

   The underwriters propose to initially offer some of our shares directly to the public at the public offering price shown on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not in excess of $0.98 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   The following table shows the underwriting fees we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our convertible preferred stock.

                                                             Paid by PSINet
                                                         -----------------------
                                                                        Full
                                                         No Exercise  Exercise
                                                         ----------- -----------
       Per Share........................................ $      1.63 $      1.63
       Total............................................ $13,040,000 $14,996,000

   We will pay the offering expenses, estimated to be $750,000.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 1,200,000 shares of our convertible preferred stock at the public offering price less the underwriting fees. The underwriters may exercise their option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise their option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares of our convertible preferred stock and deposit the related amounts into the Deposit Account approximately proportionate to that underwriter's initial purchase commitment.

   We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

   We, our executive officers and our directors have agreed, subject to certain exceptions (including issuances in connection with anticipated acquisitions), that, for a period of 120 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, do either of the following:

    . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our convertible preferred stock or common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

    . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of our convertible preferred stock or common stock.

Either of the foregoing transaction restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise.

   Our convertible preferred stock has been approved for trading on the Nasdaq National Market under the symbol "PSIXP."

   The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus supplement and the accompanying prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our convertible preferred stock and the distribution of this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell or a solicitation of an offer to buy any shares of convertible preferred stock included in this offering in any jurisdiction where that would not be permitted or legal.

   Each of the underwriters has agreed that (1) it has not offered or sold and, prior to the expiry of the period of six months from the date hereof, will not offer or sell any shares of our convertible preferred stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
(2) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of our convertible preferred stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on; and (3) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any shares of our convertible preferred stock in, from or otherwise involving the United Kingdom.

   In connection with this offering, any of the underwriters may decide to engage in transactions that stabilize, maintain or otherwise affect the price of our convertible preferred stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of our convertible preferred stock in the open market to cover syndicate short positions or to stabilize the price of our convertible preferred stock. These activities may stabilize or maintain the market price of our convertible preferred stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Donaldson Lufkin & Jenrette, Merrill Lynch and Chase Securities have performed various investment banking and other financial advisory services for us in the past for which they have received customary compensation and each of them, as well as other underwriters for this offering, may do so from time to time in the future. In addition, Chase Securities is an affiliate of The Chase Manhattan Bank, a lender and the administrative agent under our credit facility.

                                 LEGAL MATTERS

   The validity of the convertible preferred stock offered hereby will be passed upon for PSINet by Nixon, Hargrave, Devans & Doyle LLP, New York, New York, counsel for PSINet. Certain attorneys with Nixon, Hargrave, Devans & Doyle LLP currently own in the aggregate less than one percent of our common stock. Certain legal matters will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker, LLP, New York, New York.

                                    EXPERTS

   The consolidated financial statements of PSINet Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                    GLOSSARY

   Set forth below are definitions of some of the technical terms used in this prospectus supplement.

ATM Asynchronous Transfer Mode. A communications standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver voice, video and data traffic at varying rates.

Backbone A centralized high-speed network that interconnects smaller, independent networks.

Bandwidth            The number of bits of information which can move over a
                     communications medium in a given amount of time; the capacity of a telecommunications circuit/network to carry voice, data and video information. Typically measured in Kbps and Mbps. Bandwidth from public networks is typically available to business and residential end-users in increments from 56 Kbps to T-3.

CLEC Competitive local exchange carrier. A category of telephone service provider that offers services similar to the former monopoly local telephone company. A CLEC may also provide other types of telecommunications.

CSU/DSU Channel Service Unit/Data Service Unit. A device used in digital transmission for connecting data terminal equipment, such as a router, to a digital transmission circuit or service.

Collocation          The ability of an entity which is not the local phone
                     company (i.e., another local or long distance telecommunications company or an end-user) to put their equipment in the local phone company's offices and join their equipment to the local phone company's equipment.

Dark fiber           Fiber which does not have connected to it the electronics
                     required to transmit data on such fiber.

Dedicated            Telecommunications lines dedicated or reserved for use by
circuits             particular customers along predetermined routes.

Dial-up line         Communications circuit that is established by a switched-
                     circuit connection using the telephone network.

DNS Domain Name System. Distributed name system used in the Internet.

DSL Digital Subscriber Line. A generic name for a family of evolving digital services to be provided by local telephone companies to their local subscribers. The DSL can carry both voice and data signals at the same time, in both directions, as well as the signaling date used for call information and customer data.

E-1 The European equivalent of the North American 1.544 Mbps T-1, except that E-1 carries information at the rate of
                     2.048 megabits per second.

Electronic mail
or e-mail
                     An application that allows a user to send or receive text messages to or from any other user with an Internet address, commonly termed an e-mail address.

56 Kbps              Equivalent to a single high-speed telephone service line;
                     capable of transmitting one voice call or 56 Kbps of data. Currently in widespread use by medium and large businesses primarily for entry level high-speed data and very low-speed video applications.

Frame relay          A communications standard that is optimized for efficient
                     switching of variable-length data packets.

Gbps Gigabits per second. A measure of digital transmission rates. One gigabit equals 1,000 megabits.

Host                 A computer with direct access to the Internet.

HTML Hypertext Markup Language used to produce Web pages. It is a method of presenting information where selected words can be "expanded" to provide other information about the word.

ILEC Incumbent local exchange carrier. The local exchange carrier that was the monopoly carrier, prior to the opening of local exchange services to competition.

Internet An open global network of interconnected commercial, educational and governmental computer networks which utilize TCP/IP, a common communications protocol.

Internetworking      The process of communicating between and among networks.

Intranet A TCP/IP based network and Web site which is securely isolated from the Internet and serves the internal needs of a company or institution.

IP                   Internet protocol.

IRUs                 Indefeasible rights of use in network bandwidth capacity.

ISDN Integrated services digital network. A network that provides digital voice and data services through a single medium.

ISP                  Internet service provider.

Kbps Kilobits per second. A measure of digital information transmission rates. One kilobit equals 1,000 bits of digital information. Normally, 10 bits are used for each alpha-numeric character.

LAN Local area network. A data communications network designed to interconnect personal computers, workstations, minicomputers, file servers and other communications and computing devices within a localized environment.

LEC Local exchange carrier. A telecommunications company that provides telecommunications services in a geographic area in which calls generally are transmitted without toll charges.

Mbps Megabits per second. A measure of digital information transmission rates. One megabit equals 1,000 kilobits.

Modem
                     A device for transmitting information over an analog communications channel such as a POTS telephone circuit.

Network A collection of distributed computers which share data and information through inter-connected lines of communication.

NOC                  Network operation center.

OC-3 OC-3 SONET high capacity optical telecommunications line capable of transmitting data at 155.52 Mbps.

OC-12 OC-12 SONET high capacity optical telecommunications line capable of transmitting data at 622.08 Mbps.

OC-48 OC-48 SONET high capacity optical telecommunications line capable of transmitting data at 2488.32 Mbps.

OC-48 Equivalent     One OC-48, four OC-12s, 16 OC-3s or 48 DS-3s.

OC-48 Equivalent     One Route Mile of OC-48 capacity, four Route Miles of OC-
Mile                 12 capacity, 16 Route Miles of OC-3 capacity or 48 Route
                     Miles of DS-3 capacity.

On-line services     Commercial information services that offer a computer
                     user access through a modem to a specified slate of information, entertainment and communications menus.
                     These services are generally closed systems, although many are now offering full Internet access.

Open systems         A networking system which is based upon non-proprietary
                     protocols (i.e., protocols which are in the public domain).

Peering The commercial practice under which nationwide ISPs exchange each other's traffic, in most cases, without the payment of settlement charges.

POPs Points-of-presence. An interlinked group of modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Internet through a local telephone call or using a short-distance permanent data circuit.

POTS Plain old telephone service. Standard analog telephone service used by many telephone companies throughout the United States.

PRI Primary rate interface. ISDN interface to primary rate access.

Protocol A formal description of message formats and the rules two or more machines must follow in order to communicate.

RBOC Regional bell operating company. One of the LECs created by the divestiture of the local exchange business by AT&T. These include BellSouth, Bell Atlantic, Ameritech, US West, SBC, and PacTel.

Router A device that receives and transmits data packets between segments in a network or different networks.

Route Mile
                     One mile of the actual geographic length of the high capacity telecommunications fiber route.

Server Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. The term also refers to the computer on which server software runs.

SMDS Switched multimegabit data service. A public packet-switching service offered by telephone companies in many major metropolitan areas. Packet-switching is a method of delivering voice and data traffic.

SONET                Synchronous optical network.

STM-1                A digital transmission link with a capacity of 155 Mbps.

TCP/IP Transmission control protocol/Internet protocol. A compilation of network and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

T-3 or DS-3          A data communications line capable of transmitting data
                     at 45 Mbps.

UNIX A computer operating system for workstations and personal computers and noted for its portability and communications functionality.

Virtual Private      A public circuit-switched data service offered by IXCs
Network              and making use of the public switched telephone network.
                     Circuit switching refers to the process of setting up and keeping a circuit open between two or more users, such that the users have exclusive and full use of the circuit until the connection is released. The public switched telephone network refers to the worldwide voice telephone network accessible to all those with telephone and access privileges.

VOIP                 Voice over internet protocol.

WAN Wide area network. A network spanning a wide geographic area.

Web or World Wide    A network of computer servers that uses a special
Web                  communications protocol to link different servers
                     throughout the Internet and permits communication of graphics, video and sound.

Web server           The computer system that runs Web software, used to
                     create custom Web sites, Web pages, and home pages.

Web sites or Web     A site located on the Web, written in the HTML or SGML
pages                language.

xDSL A term referring to a variety of new digital subscriber line technologies. Some of these varieties are asymmetric with different data rates in the downstream and upstream directions. Others are symmetric. Downstream speeds range from 384 kilobits (or "SDSL") to 1.5-8 Mbps (or "ADSL").

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
PSINet Inc.
 Report of Independent Accountants........................................ F-2
 Consolidated Balance Sheets as of December 31, 1998 and 1997............. F-3
 Consolidated Statements of Operations for the years ended December 31,
  1998, 1997 and 1996..................................................... F-4
 Consolidated Statements of Changes in Shareholders' Equity (Deficit) for
  the years ended
  December 31, 1998, 1997 and 1996........................................ F-5
 Consolidated Statements of Cash Flows for the years ended December 31,
  1998, 1997 and 1996..................................................... F-6
 Notes to Consolidated Financial Statements............................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of PSINet Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of PSINet Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Washington, D.C.
March 9, 1999, except as to Note 11, which is as of March 25, 1999

                                  PSINET INC.

                          CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                          --------------------
                                                             1998       1997
                                                          ----------  --------
                                                           (In thousands of
                                                             U.S. dollars,
                                                          except share data)
ASSETS
Current assets:
 Cash and cash equivalents............................... $   56,842  $ 33,322
 Restricted cash and short-term investments..............    162,469    20,690
 Short-term investments and marketable securities........    265,666        --
 Accounts receivable, net of allowances of $11,700 and
  $2,101.................................................     50,211    11,022
 Notes receivable........................................        318     7,224
 Prepaid expenses........................................     10,998     1,478
 Other current assets....................................     18,759     5,162
                                                          ----------  --------
  Total current assets...................................    565,263    78,898
Property, plant and equipment, net.......................    389,476    95,619
Goodwill and other intangibles, net of accumulated
 amortization of $14,491 and $2,057......................    282,781     4,675
Other assets and deferred charges........................     46,711     6,989
                                                          ----------  --------
  Total assets........................................... $1,284,231  $186,181
                                                          ==========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of debt................................ $   59,968  $ 39,633
  Trade accounts payable.................................     89,973    25,031
  Accrued payroll and related expenses...................      8,501     4,636
  Other accounts payable and accrued liabilities.........     82,760     2,229
  Accrued interest payable...............................     28,988       153
  Deferred revenue.......................................     19,427     5,944
                                                          ----------  --------
  Total current liabilities..............................    289,617    77,626
Long-term debt...........................................  1,064,633    33,820
Deferred income tax liabilities..........................      6,123       --
Other liabilities........................................     44,032     1,306
                                                          ----------  --------
Total liabilities........................................  1,404,405   112,752
                                                          ----------  --------
Commitments and contingencies (Notes 2 and 10)
Shareholders' equity (deficit):
 Preferred stock, $.01 par value; 29,324,858 shares
  authorized; no shares issued and outstanding...........        --        --
 Convertible preferred stock, $.01 par value; $50.00
  stated value; 675,142 shares authorized; 600,000 shares
  issued and outstanding.................................     28,802    28,135
 Common stock, $.01 par value; 250,000,000 and
  100,000,000 shares authorized; 52,183,195 and
  40,577,342 shares issued                                       522       406
 Capital in excess of par value..........................    401,990   210,162
 Accumulated deficit.....................................   (427,597) (162,649)
 Treasury stock, 99,556 shares, at cost..................     (2,005)   (2,005)
 Accumulated other comprehensive income (loss)...........     36,664      (620)
 Bandwidth asset to be delivered under IXC agreement.....   (158,550)      --
                                                          ----------  --------
    Total shareholders' equity (deficit).................   (120,174)   73,429
                                                          ----------  --------
  Total liabilities and shareholders' equity (deficit)... $1,284,231  $186,181
                                                          ==========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  PSINET INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Year Ended December 31,
                                                 -----------------------------
                                                   1998       1997      1996
                                                 ---------  --------  --------
                                                    (In thousands of U.S.
                                                          dollars,
                                                  except per share amounts)
Revenue........................................  $ 259,636  $121,902  $ 84,351
Other income, net..............................         --        --     5,417
                                                 ---------  --------  --------
                                                   259,636   121,902    89,768
Operating costs and expenses:
 Data communications and operations............    199,372    94,363    70,102
 Sales and marketing...........................     57,026    25,831    27,064
 General and administrative....................     45,288    22,947    20,648
 Depreciation and amortization.................     63,424    28,347    28,035
 Charge for acquired in-process research and
  development..................................     70,800        --        --
                                                 ---------  --------  --------
  Total operating costs and expenses...........    435,910   171,488   145,849
                                                 ---------  --------  --------
Loss from operations...........................   (176,274)  (49,586)  (56,081)
Interest expense...............................    (63,914)   (5,362)   (5,025)
Interest income................................     19,638     3,059     3,794
Other income, net..............................      6,833     5,811     2,056
Non-recurring arbitration charge...............    (49,000)       --        --
                                                 ---------  --------  --------
Loss before income taxes.......................   (262,717)  (46,078)  (55,256)
Income tax benefit.............................        848       476       159
                                                 ---------  --------  --------
Net loss.......................................   (261,869)  (45,602)  (55,097)
Return to preferred shareholders...............     (3,079)     (411)       --
                                                 ---------  --------  --------
Net loss available to common shareholders......  $(264,948) $(46,013) $(55,097)
                                                 =========  ========  ========
Basic and diluted loss per share...............  $   (5.32) $  (1.14) $  (1.40)
                                                 =========  ========  ========
Shares used in computing basic and diluted loss
 per share (in thousands)......................     49,806    40,306    39,378
                                                 =========  ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                  PSINET INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                  For the Three Years Ended December 31, 1998
               (In thousands of U.S. dollars, except share data)

                                                                                                            Bandwidth
                      Preferred Stock     Common Stock                                        Accumulated  Asset To Be
                    ------------------- ------------------  Capital in                           Other      Delivered
                    Outstanding         Outstanding   Par   Excess of  Accumulated Treasury  Comprehensive  Under IXC
                      Shares    Amount    Shares     Value  Par Value    Deficit    Stock    Income (Loss)  Agreement
                    ----------- ------- -----------  -----  ---------- ----------- --------  ------------- -----------
 Balance, December
  31, 1995........         --   $    -- 37,914,932   $379    $206,035   $ (61,539) $(2,054)     $   409     $      --
 Comprehensive
  income:
 Net loss.........                                                        (55,097)
 Unrealized
  holding gains
  (losses)........                                                                                 (813)
 Foreign currency
  translation
  adjustment......                                                                                  426
  Total
   comprehensive
   income (loss)..
 Retirement of
  treasury stock..                                                (49)                  49
 Issuance of
  common stock
  pursuant to
  exercise of
  stock warrants..                       1,362,604     14         (14)
 Issuance of
  common stock
  pursuant to
  exercise of
  stock options...                         803,330      9       1,806
 Issuance of
  common stock in
  escrow for
  acquisition of
  World Online....                          32,368
 Repayments under
  employee stock
  option loan
  program.........                                                232
 Interest under
  employee stock
  option loan
  program.........                                                (10)
                      -------   ------- ----------   ----    --------   ---------  -------      -------     ---------
 Balance, December
  31, 1996........         --        -- 40,113,234    402     208,000    (116,636)  (2,005)          22            --
 Comprehensive
  income:
 Net loss.........                                                        (45,602)
 Foreign currency
  translation
  adjustment......                                                                                 (642)
 Total
  comprehensive
  income (loss)...
 Issuance of
  common stock
  pursuant to
  exercise of
  stock warrants..                         164,185      2           3
 Issuance of
  common stock
  pursuant to
  exercise of
  stock options...                         283,251      3         659
 Issuance of
  Series B
  convertible
  preferred stock,
  net of
  expenses........    600,000    28,064                         1,500
 Return to
  preferred
  shareholders....                   71                                      (411)
 Cancellation of
  common stock for
  acquisition of
  World Online....                         (82,884)    (1)
                      -------   ------- ----------   ----    --------   ---------  -------      -------     ---------
 Balance, December
  31, 1997........    600,000    28,135 40,477,786    406     210,162    (162,649)  (2,005)        (620)           --
 Comprehensive
  income:
 Net loss.........                                                       (261,869)
 Unrealized
  holding gains
  (losses)........                                                                                  152
 Foreign currency
  translation
  adjustment......                                                                               37,132
 Total
  comprehensive
  income (loss)...
 Issuance of
  common stock
  pursuant to
  exercise of
  stock warrants..                         174,274      2         277
 Issuance of
  common stock
  pursuant to
  exercise of
  stock options...                       1,201,790     12       5,679
 Issuance of
  common stock and
  contingent
  obligation to
  IXC.............                      10,229,789    102     185,872                                        (185,974)
 Acceptance of IXC
  bandwidth.......                                                                                             27,424
 Return to
  preferred
  shareholders....                  667                                    (3,079)
                      -------   ------- ----------   ----    --------   ---------  -------      -------     ---------
 Balance, December
  31, 1998........    600,000   $28,802 52,083,639   $522    $401,990   $(427,597) $(2,005)     $36,664     $(158,550)
                      =======   ======= ==========   ====    ========   =========  =======      =======     =========
                       Total
                    Shareholders
                       Equity
                     (Deficit)
                    ------------
 Balance, December
  31, 1995........   $ 143,230
 Comprehensive
  income:
 Net loss.........
 Unrealized
  holding gains
  (losses)........
 Foreign currency
  translation
  adjustment......
  Total
   comprehensive
   income (loss)..     (55,484)
 Retirement of
  treasury stock..          --
 Issuance of
  common stock
  pursuant to
  exercise of
  stock warrants..          --
 Issuance of
  common stock
  pursuant to
  exercise of
  stock options...       1,815
 Issuance of
  common stock in
  escrow for
  acquisition of
  World Online....          --
 Repayments under
  employee stock
  option loan
  program.........         232
 Interest under
  employee stock
  option loan
  program.........         (10)
                    ------------
 Balance, December
  31, 1996........      89,783
 Comprehensive
  income:
 Net loss.........
 Foreign currency
  translation
  adjustment......
 Total
  comprehensive
  income (loss)...     (46,244)
 Issuance of
  common stock
  pursuant to
  exercise of
  stock warrants..           5
 Issuance of
  common stock
  pursuant to
  exercise of
  stock options...         662
 Issuance of
  Series B
  convertible
  preferred stock,
  net of
  expenses........      29,564
 Return to
  preferred
  shareholders....        (340)
 Cancellation of
  common stock for
  acquisition of
  World Online....          (1)
                    ------------
 Balance, December
  31, 1997........      73,429
 Comprehensive
  income:
 Net loss.........
 Unrealized
  holding gains
  (losses)........
 Foreign currency
  translation
  adjustment......
 Total
  comprehensive
  income (loss)...    (224,585)
 Issuance of
  common stock
  pursuant to
  exercise of
  stock warrants..         279
 Issuance of
  common stock
  pursuant to
  exercise of
  stock options...       5,691
 Issuance of
  common stock and
  contingent
  obligation to
  IXC.............          --
 Acceptance of IXC
  bandwidth.......      27,424
 Return to
  preferred
  shareholders....      (2,412)
                    ------------
 Balance, December
  31, 1998........   $(120,174)
                    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  PSINET INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Year Ended December 31,
                                                 -----------------------------
                                                   1998       1997      1996
                                                 ---------  --------  --------
                                                    (In thousands of U.S.
                                                          dollars)
Cash flows from operating activities:
 Net loss....................................... $(261,869) $(45,602) $(55,097)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization.................    63,424    28,347    28,035
  Gain on sale of investments and subsidiary....    (5,023)   (5,721)   (2,056)
  Charge for acquired in-process research and
   development..................................    70,800        --        --
  Amortization of debt offering costs and debt
   premium......................................     2,339        --        --
  Gain on sale of other assets..................    (1,810)       --    (5,417)
  Provision for allowances......................     5,505     5,426     3,130
  (Increase) decrease in accounts receivable....   (27,583)      430   (14,320)
  Decrease (increase) in notes receivable.......     4,835    (5,656)      (56)
  (Increase) decrease in prepaid expenses and
   other assets.................................   (16,880)      312       311
  Increase in other assets and deferred
   charges......................................    (3,017)     (258)     (509)
  Increase in accounts payable and accrued
   liabilities..................................    78,766     6,449    11,545
  Increase in deferred revenue..................     9,419       635     2,367
  Decrease in deferred income taxes.............      (848)     (476)     (159)
  (Decrease) increase in other liabilities......    (5,644)      546      (317)
                                                 ---------  --------  --------
   Net cash used in operating activities........   (87,586)  (15,568)  (32,543)
                                                 ---------  --------  --------
Cash flows from investing activities:
  Purchases of property and equipment...........  (118,006)  (12,613)  (12,814)
  Purchases of investments......................  (511,738)   (3,000)  (17,167)
  Proceeds from maturity or sale of
   investments..................................   251,207     7,649    15,769
  Proceeds from sale of assets to MindSpring....     2,077       691     8,451
  Proceeds from sale of InterCon, net...........        --    20,353        --
  Investments in certain businesses, net of cash
   acquired.....................................  (267,979)   (8,551)      (69)
  Restricted cash and short-term investments....  (140,989)  (19,736)     (954)
  Other.........................................     1,551      (353)   (1,113)
                                                 ---------  --------  --------
   Net cash used in investing activities........  (783,877)  (15,560)   (7,897)
                                                 ---------  --------  --------
Cash flows from financing activities:
 Proceeds from issuance of debt................. 1,091,992    10,110     8,281
 Costs of debt issuance.........................   (31,417)       --        --
 Repayments of debt.............................  (150,977)   (5,670)   (5,666)
 Principal payments under capital lease
  obligations...................................   (38,571)  (22,071)  (15,117)
 Proceeds from issuance of Series B preferred
  stock.........................................        --    29,564        --
 Payments of dividends on preferred stock.......    (2,740)       --        --
 Proceeds from exercise of common stock
  warrants......................................       279         5        --
 Proceeds from exercise of common stock
  options.......................................     5,691       662     1,815
 Other..........................................       (11)       (2)      158
                                                 ---------  --------  --------
   Net cash provided by (used in) financing
    activities..................................   874,246    12,598   (10,529)
                                                 ---------  --------  --------
Effect of exchange rate changes on cash.........    20,737       111        --
                                                 ---------  --------  --------
Net increase (decrease) in cash and cash
 equivalents....................................    23,520   (18,419)  (50,969)
Cash and cash equivalents, beginning of year....    33,322    51,741   102,710
                                                 ---------  --------  --------
Cash and cash equivalents, end of year.......... $  56,842  $ 33,322  $ 51,741
                                                 =========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  PSINET INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--Nature of Operations and Summary of Significant Accounting Policies

   Organization and Nature of Operations -- PSINet Inc. (the "Company") was organized in October 1989 and is the leading independent global facilities-based Internet data communications carrier focused on the business marketplace. The Company provides a broad set of wireline and wireless high-speed corporate LAN/WAN Internet connectivity services supporting managed security and guaranteed service levels for intranet, electronic commerce, and Web and application hosting services. The Company provides dedicated and dial-up Internet connectivity in 90 of the 100 largest metropolitan statistical areas in the U.S. and in 12 of the 20 largest international telecommunications markets. Additionally, the Company provides network backbone and related services to other telecommunications carriers and Internet Service Providers ("ISPs") to further exploit its network capacity.

   The Company's operations are subject to certain risks and uncertainties, including those associated with: significant indebtedness and the ability to meet obligations; continuing losses, negative cash flow and fluctuations in operating results; dependence on subsidiaries for repayment of debt; funding expansion; acquisitions and strategic alliances, including their integration; managing rapid growth and expansion; acquisition and utilization of bandwidth; international expansion; dependence on key personnel; dependence on suppliers; financing arrangement terms that may restrict operations; possible Year 2000 issues; regulatory issues; pending litigation; competition in the Internet services industry; technology trends and evolving industry standards; delivering reliable service; and volatility of stock price.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates.

   Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

   Revenue Recognition -- Revenue and related direct costs from customer contracts are recognized ratably over the terms of the contracts, which are generally three months to three years. Cash received in advance of revenues earned is recorded as deferred revenue. In 1996, when the Company's offerings included connectivity software products, revenue from the sale of software was recognized when software products were shipped, and revenue from separate post-contract customer support agreements was recognized over the contract period.

   Advertising and Customer Acquisition Costs -- The Company expenses all advertising and customer acquisition costs in the period incurred. Advertising expenses (which include customer acquisition costs) were $19.8 million in 1998, $9.2 million in 1997 and $14.3 million in 1996.

   Research and Development -- Research and development costs are expensed as incurred.

   Cash and Cash Equivalents -- All highly liquid investments with an original maturity of three months or less at the date of acquisition are classified as cash equivalents.

   Restricted Cash and Short-Term Investments -- Restricted cash and short-term investments represent amounts that are restricted as to their use in accordance with financing arrangements and acquisition hold-back agreements.

   Short-Term Investments and Marketable Securities -- Short-term investments and marketable securities consist of U.S. government obligations, commercial paper and certificates of deposit with original

                                  PSINET INC.

maturities greater than three months but less than one year. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity, along with any equity securities, are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income in shareholders' equity. Cost of securities sold is determined on a specific identification basis.

   Concentrations of Credit Risk -- Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and marketable securities and accounts receivable. The Company's cash and investment policies limit investments to short-term, investment grade instruments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number and geographic dispersion of customers comprising the Company's customer base.

   Property, Plant and Equipment -- Property, plant and equipment is recorded at cost less accumulated depreciation, which is provided on the straight-line method over the estimated useful lives of the assets. Cost includes major expenditures for improvements and replacements which extend useful lives or increase capacity of the asset and interest costs associated with significant capital additions. Expenditures for maintenance and repairs are expensed as incurred. Leasehold improvements include costs associated with telecommunications equipment installations and building improvements. In 1998, the Company capitalized interest of approximately $0.8 million. No interest was capitalized in 1997 or 1996.

   The Company finances most of its data communications equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under these capital leases are depreciated over their estimated useful lives of three to five years, which are generally longer than the terms of the leases.

   Costs for internal use software that are incurred in the preliminary project stage and in the post-implementation/operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software.

   Depreciation and amortization periods are as follows:

   Type of Asset:                Depreciation or Amortization Period:
   Telecommunications bandwidth  Shorter of useful life or indefeasible right of use
                                 ("IRU")/lease agreement, generally 10-25
                                 years,
                                 beginning when bandwidth is available for use
   Data communications equipment Three to five years
   Leasehold improvements        Shorter of lease or useful life, generally
                                 five to seven years
   Software                      Three to five years
   Office and other equipment    Three years
   Building                      50 years

   The carrying value of property, plant and equipment is assessed annually and/or when factors indicating a possible impairment are present. If an impairment is present, the assets are reported at the lower of carrying value or fair value.

                                  PSINET INC.

   Goodwill and Other Intangibles -- The Company continually reviews goodwill and other intangibles and other long-lived assets to assess recoverability based upon undiscounted cash flow analysis. Impairments, if any, are measured based upon discounted cash flow analyses and are recognized in operating results in the period in which an impairment in value is determined. Goodwill is generally amortized over ten years and other intangibles are amortized over their estimated useful lives of two to ten years.

   Acquired In-process Research and Development -- The fair value of acquired in-process research and development ("IPR&D") projects acquired in business combinations is expensed immediately. The amount of purchase price allocated to IPR&D is determined based on independent appraisals obtained by the Company using appropriate valuation techniques, including percentage-of-completion which utilizes the key milestones to estimate the stage of development of each project at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, and discounting the net cash flows back to their present value. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. At the respective dates of acquisition, the IPR&D projects had not yet reached technological feasibility and did not have alternative future uses. As discussed in Note 5, material risks existed with each IPR&D project, however, management expects that such projects will be completed.

   Other Assets and Deferred Charges -- Other assets and deferred charges principally comprise debt issuance costs and investments in business in which the Company owns less than a 20% voting equity interest. Debt issuance costs are amortized using the effective interest method over the terms of the related debt as additional interest expense. Investments in non-public businesses in which the Company owns less than a 20% voting equity interest are accounted for using the cost method. Such investments are periodically evaluated for impairment and appropriate adjustments are recorded, if necessary.

   Income Taxes -- The Company accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company provides a valuation allowance on net deferred tax assets when it is more likely than not that such assets will not be realized. In conjunction with business acquisitions, the Company records acquired deferred tax assets and liabilities. Future reversals of the valuation allowance on acquired deferred tax assets will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statements of operations.

   Stock Compensation -- The Company accounts for its stock option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma information regarding net income and earnings per share, as calculated under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," is disclosed herein.

   Foreign Currency -- Gains and losses on translation of the accounts of the Company's non-U.S. operations are accumulated and reported as a component of accumulated other comprehensive income in shareholders' equity. At December 31, 1998 and 1997, the cumulative foreign currency translation adjustment was $36.5 million and ($0.6 million), respectively. Transaction gains and losses are recorded in the consolidated statement of operations.

   Loss Per Share -- Basic loss per share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted loss per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of common stock equivalent shares of common stock options and warrants and contingently issuable shares of common stock. Common stock equivalent shares are calculated using the treasury stock method. All stock options and warrants outstanding

                                  PSINET INC.

have been excluded from the computation of diluted loss per share as their effect would be antidilutive and, accordingly, there is no reconciliation between basic and diluted loss per share for each of the years presented.

   Fair Value of Financial Instruments -- For cash and cash equivalents, short-term investments and marketable securities, the carrying amount represents or approximates fair value. The Company estimates the fair value of borrowings by reference to quoted market values or by discounting the future cash flows using quoted market rates or interest rates at which similar types of borrowing arrangements with the same maturities could be obtained by the Company.

   Segment Reporting -- The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during 1998. SFAS No. 131 replaces the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position. The Company has provided comparable information for prior years.

   Reclassifications in Financial Presentation -- Certain prior year information has been reclassified to conform to the current year presentation.

   Recent Pronouncements -- In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging securities. Currently, as the Company has no derivative instruments, the adoption of SFAS No. 133 would have no impact on the Company's financial condition or results of operations.

NOTE 2--Acquisitions and Dispositions of Certain Businesses

 Acquisitions

   During 1997 and 1998, the Company acquired the following businesses:

                                                                        Ownership
Business Name             Location                Acquisition Date      Interest
-------------             --------                ----------------      ---------
Serveur Telematique
 Internet S.A.            France                  October 1997             100%
Internet Prolink S.A.     Switzerland             January 1998             100%
iSTAR internet inc.       Canada                  February and May 1998    100%
Interactive Telephony
 Limited                  Channel Islands, Jersey April 1998               100%
Interactive Networx GmbH  Germany                 May 1998                 100%
LinkAge Online Limited    Hong Kong               June 1998                100%
ioNET Internetworking
 Services                 United States           June 1998                100%
SCII-CalvaPro             France                  June 1998                100%
INTERLOG Internet
 Services, Inc.           Canada                  July 1998                100%
Rimnet Corporation        Japan                   August 1998              100%
TWICS Co., Ltd.           Japan                   September 1998           100%
Hong Kong Internet &
 Gateway Services         Hong Kong               September 1998           100%
iNet, Inc.                Korea                   September 1998           100%
Tokyo Internet
 Corporation              Japan                   October 1998             100%
The Unix Group B.V.       The Netherlands         October 1998             100%
AsiaNet Limited           Hong Kong               November 1998            100%
Spider Net Limited        Hong Kong               December 1998            100%
Huge Net Limited          Hong Kong               December 1998            100%

                                  PSINET INC.

   Each of the acquisitions was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of the acquired companies have been included in the Company's consolidated financial statements since the acquisition dates. The purchase price of the acquisitions was allocated to assets acquired, including intangible assets, and liabilities assumed, based on their respective fair values at the acquisition dates.

   All of the companies acquired are Internet service providers or data transmission companies, offering a wide range of Internet-protocol based solutions for businesses and small office/home office and consumer users. Depending on the particular business activities of the company acquired, revenue may also be derived from network integration, web hosting, managed co-location, as well as vertical market Internet services, including comprehensive banking, medical and telecommunications Internet solutions.

   For certain acquisitions, the Company has retained a portion of the purchase price under hold-back provisions of the purchase agreements to secure performance by certain sellers of indemnification or other contractual obligations. These acquisition hold-back liabilities are generally payable up to 24 months after the date of closing of the respective acquisitions. Acquisition hold-back liabilities totaling $37.0 million are included in other noncurrent liabilities and $1.2 million are included in other accounts payable and accrued liabilities at December 31, 1998.

   The purchase price relating to one acquisition may be increased by up to $8.0 million pursuant to an earnout provision in the event the acquired company achieved certain levels of future operating results. Such amount will be recorded as additional cost of the acquired company when the amount to be paid, if any, becomes probable. At December 31, 1998, no amount has been accrued since the final outcome of the earnout provision was not determinable.

   In connection with these acquisitions, the Company recorded $14.2 million in other accounts payable and accrued liabilities in accordance with planned terminations of certain contracts of acquired companies. Such terminations are expected to occur within one year of acquisition date. Through December 31, 1998, $1.4 million had been incurred and charged against the liability.

   In connection with the acquisition of these companies, liabilities assumed were as follows (in thousands of U.S. dollars):

                                                Fair
                                              Value of Cash Paid for
                                               Assets       the      Liabilities
Business Name                                 Acquired Capital Stock   Assumed
-------------                                 -------- ------------- -----------
Tokyo Internet............................... $159,877   $(140,457)   $ 19,420
ISTAR........................................   49,047     (19,490)     29,557
Rimnet.......................................   41,318     (31,946)      9,372
IoNET........................................   26,704     (22,215)      4,489
LinkAge......................................   18,053     (11,800)      6,253
INX..........................................   11,823      (9,469)      2,354
Other acquisitions...........................   83,338     (54,747)     28,591
                                              --------   ---------    --------
                                              $390,160   $(290,124)   $100,036
                                              ========   =========    ========

                                  PSINET INC.

   The following represents the unaudited pro forma results of operations of the Company for 1998 and 1997 as if the acquisitions were consummated on January 1, 1997. The unaudited pro forma results of operations include certain pro forma adjustments, including the amortization of intangible assets relating to the acquisitions. The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at January 1, 1997 or the results which may occur in the future.

                                                              Year Ended
                                                       -------------------------
                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
                                                         (In thousands of U.S.
                                                       Dollars, except per share
                                                               amounts)
Revenue...............................................  $ 325,252    $ 254,654
Net loss available to common shareholders.............  $(296,140)   $(121,216)
Basic and diluted loss per share......................  $   (5.95)   $   (3.01)

 Dispositions

   In 1997, the Company sold all of the issued and outstanding capital stock of its software subsidiary in exchange for an aggregate of $20.5 million in cash and recognized a gain of $5.7 million.

   In 1996, the Company transferred substantially all of its individual subscriber accounts and related assets and rights in connection with its consumer dial-up internet access services in the U.S. to a third party in exchange for $12.9 million in cash and a note receivable. In addition, the Company signed an agreement to provide continued services to the third party's customers. The Company recognized a gain from this transaction of $5.4 million, which is included as other income, net, a component of operating loss, because of the continued relationship with the customers. All amounts receivable under the note were subsequently collected in accordance with the note's terms.

NOTE 3--Short-Term Investments and Marketable Securities

   At December 31, 1998, short-term investments and marketable securities, including restricted amounts, consist of $235.1 million of U.S. government obligations, $112.3 million of commercial paper and $25.0 million of certificates of deposit. The cost of all such investments approximates fair value. The unrealized holding gain was $0.2 million and zero at December 31, 1998 and 1997, respectively.

                                  PSINET INC.

NOTE 4--Property, Plant and Equipment

   Property, plant and equipment consisted of the following:

                                                               December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
                                                             (In thousands of
                                                               U.S. dollars)
Telecommunications bandwidth................................ $118,162  $     --
Data communications equipment...............................  103,467    32,108
Leasehold improvements......................................   29,267     9,204
Software....................................................   17,724     3,920
Office and other equipment..................................   14,826     4,451
Land........................................................    1,992        --
Building....................................................    1,298        --
                                                             --------  --------
                                                              286,736    49,683
Less accumulated depreciation and amortization..............  (63,059)  (28,217)
                                                             --------  --------
                                                              223,677    21,466
                                                             --------  --------
Leased data communications equipment........................  171,935    96,059
Leased telecommunications bandwidth.........................   30,267        --
Leased office and other equipment...........................    3,973     3,521
                                                             --------  --------
                                                              206,175    99,580
Less accumulated amortization...............................  (40,376)  (25,427)
                                                             --------  --------
                                                              165,799    74,153
                                                             --------  --------
Property, plant and equipment, net.......................... $389,476  $ 95,619
                                                             ========  ========

   Total depreciation and leasehold amortization expense was $51.4 million in 1998, $25.1 million in 1997 and $16.6 million in 1996.

NOTE 5--Goodwill, Other Intangibles and Acquired In-Process Research and
Development

   Goodwill and other intangibles consisted of the following:

                                                               December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
                                                             (In thousands of
                                                               U.S. dollars)
Goodwill.................................................... $230,362  $  5,671
Tradename...................................................   24,081        --
Customer relationships......................................   25,954        --
Existing technology.........................................    8,834        --
Workforce...................................................    3,887        --
Other.......................................................    4,154     1,061
                                                             --------  --------
                                                              297,272     6,732
Less accumulated amortization...............................  (14,491)   (2,057)
                                                             --------  --------
Goodwill and other intangibles, net......................... $282,781  $  4,675
                                                             ========  ========

   Total amortization expense was $11.4 million in 1998, $2.7 million in 1997 and $11.1 million in 1996.

                                  PSINET INC.

   In connection with the acquisitions described in Note 2, the Company recorded $70.8 million of charges in 1998 for acquired in-process research and development. A summary of the allocated values by technology/ project for companies acquired in 1998 is as follows (in thousands of U.S. dollars):

                                                    Cost to  Expected Completion
Acquired Company  R&D Technology/Project     Value  Complete At Date Of Acquisition  Remaining Tasks
----------------  ----------------------    ------- -------- ----------------------  ---------------
iSTAR             Corporate--DSL/ATM/Fax
                  on Demand/Web Hosting     $ 4,270  $1,930  Late 1998 or early 1999 System verification and testing
                  Dial-up--Widespan           2,660   2,200  Late 1998 or early 1999 System verification and testing
                  Icommerce                      70      40  Early 1999              System verification and testing
INX               Access technologies         3,600   1,460  Early 1999              System verification and testing
ioNET             ATM and Internet services   8,500   2,210  Early 1999              System verification and testing
LinkAge           VPN technology              2,900     200  Early 1999              Network architecture development
                  Website tools               2,600   1,325  Early 1999              Improve system stability
                  IP Telephony                2,400     200  Early 1999              Transmission quality improvement
Interlog          DSL                         2,700     320  Early 1999              Operations support system development,
                                                                                     resolution of provisioning issues
                  E-commerce                    500      70  Early 1999              Software development
                  Website design                300      50  Early 1999              Systems verification and integration
Rimnet            Wireless local loop         2,300     135  Mid 1999                Network interconnection and security issues
                  IP Telephony                1,500     320  Mid 1999                Database development, increasing system
                                                                                     scalability
                  Universal Messaging           300      70  Early 1999              Network integration and testing
iNet              Frame Relay                 5,000     125  Mid 1999                Network management system software
                                                                                     development, network reconfiguration
                  Website hosting               450      85  Late 1998 or early 1999 Software development and testing
                  E-commerce                    350      70  Early 1999              Development of database management
                                                                                     system
Tokyo Internet    ATM technologies           16,400     225  Early 1999              Development of safeguards
                                                                                     ensuring continued network reliability
                                                                                     under high traffic loads
                  Domain Name Service         4,300      75  Mid 1999                Database testing and system
                                                                                     verification, resolution of scalability
                                                                                     issues
                  Network technologies        3,400      60  Mid 1999                Resolution of issues related to shared
                                                                                     peering facilities, reliability of
                                                                                     content caching systems
                  Access technologies         3,200      60  Mid 1999                Testing of wireless traffic
                                                                                     distribution functionality
                  Performance technologies    2,800      70  Mid 1999                Test service issues
                  Wholesale                     300     100  Early 1999              Testing of software, verification, and
                                                                                     resolution of scalability issues
                                            -------
Total                                       $70,800
                                            =======

   A description of the key acquired in-process technologies for each of the acquisitions is set forth below:

                                  PSINET INC.

iSTAR

   iSTAR is developing four concurrent technology projects relating to corporate Internet access, including asymmetric digital subscriber line technology to provide high-speed Internet access, a proprietary implementation of an Asynchronous Transfer Mode ("ATM") network to provide high-bandwidth backbone service to customers, a data conversion project to provide fax services over the Internet and a proprietary website hosting service that will be built on a Windows NT platform. Additionally, iSTAR is developing a proprietary service management interface that would allow dial-up customers to seamlessly select and manage a wide variety of services. iSTAR is also developing several new electronic commerce applications that will enable content providers to charge users a nominal fee to access information and facilitate point of terminal sales.

INX

   INX is developing proprietary implementations of wireless local loop and digital subscriber line ("DSL") technologies to provide high-speed Internet access in metropolitan Germany, which began in January 1997.

ioNet

   ioNet is developing two concurrent technology projects, a proprietary implementation of an ATM network for use by businesses in the Oklahoma region, and a wholesale ISP system that will enable external service providers to use ioNet's network, which began in January 1997.

LinkAge

   LinkAge is developing a proprietary version of a virtual private network ("VPN") system based around a telecommunications link from Hong Kong to mainland China. LinkAge began its VPN technology efforts in February 1997. Additionally, LinkAge is developing a proprietary IP telephony system for use in overseas communications. LinkAge is also developing proprietary technology that will enable it to provide website mirroring in multiple countries. The company began both its IP telephony and its website mirroring efforts in February 1997.

Interlog

   Interlog began developing a DSL network with proprietary operations support systems in July 1996. Additionally, Interlog is designing a proprietary e-commerce system that will enable small businesses to manage credit-card based transactions over the Internet, which it began in December 1996. Interlog is also developing a new web page design system that will enable it to design low-cost corporate websites capable of supporting its e-commerce technology, which was initiated in December 1996.

Rimnet

   Rimnet is developing proprietary technology to allow corporate customers to securely access wireless local loop services in the Tokyo region, which it began in December 1997. Additionally, Rimnet is developing proprietary software that will convert a new universal messaging system for Japanese-language use. This system is being designed to integrate voicemail, e-mail, and facsimile applications on one platform. Rimnet began this project in February 1997. Rimnet is also developing a proprietary Internet Protocol ("IP") telephony system for domestic and international service, which it began in August 1996.

                                  PSINET INC.

iNet

   iNet is developing and integrating a frame relay network with a proprietary network management system optimized to lower service costs for transoceanic data traffic, which it began in August 1996. Additionally, iNet is creating a new electronic commerce micropayment system that will enable content providers such as Korean newspapers to charge users a nominal fee to access information; it initiated this in July 1998. iNet is also developing a proprietary website hosting platform that will enable it to automate the daily operations of websites on the system, which it began in March 1998.

Tokyo Internet

   Tokyo Internet ("TI") is developing six technologies. In October 1996, TI began related projects that will enable TI to support high-quality, value-added services over its network, including IP telephony (a method of carrying voice traffic over data networks) and IP multicasting (a method of broadcasting data over the Internet). In July 1997, TI began related infrastructure projects that involve the development of private peering and content caching capabilities that will enable the company to improve its efficiency and service quality, while serving more customers. In September 1997, TI began developing a proprietary database and registry system to support the new generic Top Level Domain ("gTLD") standard, which will add other domains beyond existing ones such as ".com". This effort will enable TI to become an authorized registrar for the new standard, so that it can offer domain registration services to companies in Japan and internationally. In October 1997, TI began developing technologies to integrate several new methods of accessing its network, including wireless local loop, DSL technology, and third-party access to ATM network resources. In March 1998, TI began a project that will enable the company to use lower-cost ATM services in its backbone network while maintaining its traditional emphasis on high network redundancy and reliability and began a project that will enable the company to wholesale its network capacity to external service providers.

Key Assumptions

   The value of the in-process projects was adjusted to reflect the relative value and contribution of the acquired research and development. In doing so, consideration was given to the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects. The value assigned to purchased in-process technology was based on key assumptions including:


  . The estimated revenue associated with the respective business enterprise valuations assumed five-year compound annual revenue growth rates of between 22% and 45%.

  . Revenue growth rates for each technology were developed considering, among other things, the current and expected industry trends, acceptance of the technologies and historical growth rates for similar industry products.

  . Estimated revenues from the purchased in-process technology projects were generally assumed to peak in the year 2003 and decline through 2014 or earlier as other new products are expected to be introduced. These revenue projections were based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions.

  . The estimated net cash flows were discounted back to their present value using a discount rate of between 17.0% and 27.5%, which represents a premium to the Company's cost of capital. The estimated percentage-of-completion of the various in-process research and development projects ranged from 50% to 85% complete.

                                  PSINET INC.

   The net cash flows from such projects were based on the Company's estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes associated with such projects.

   If none of these projects is successfully developed, the Company's sales and profitability may be adversely affected in future periods. However, the failure of any particular individual project in-process would not have a material impact on the Company's financial condition or its results of operations. The failure of any particular individual project in-process could impair the value of other intangible assets acquired.

NOTE 6--Debt

   Debt consisted of the following:

                                                             December 31,
                                                          --------------------
                                                             1998       1997
                                                          ----------  --------
                                                           (In thousands of
                                                             U.S. dollars)
Senior notes at interest rate of 10%....................  $  600,000  $     --
Senior notes at interest rate of 11.5%..................     350,000        --
Capital lease obligations at interest rates ranging from
 2.1% to 17.3%..........................................     120,670    56,355
Notes payable at interest rates ranging from 1.8% to
 12.7%..................................................      50,981    11,450
Lines of credit.........................................          --     5,648
                                                          ----------  --------
                                                           1,121,651    73,453
Plus unamortized premium................................       2,950        --
                                                          ----------  --------
                                                           1,124,601    73,453
Less current portion....................................     (59,968)  (39,633)
                                                          ----------  --------
Long-term portion.......................................  $1,064,633  $ 33,820
                                                          ==========  ========

   In April 1998, the Company completed an offering of $600.0 million aggregate principal amount of 10% Senior Notes due 2005, at par (the "10% Notes"). In November 1998, the Company completed offerings of 11 1/2% Senior Notes due 2008 with $200.0 million principal amount at par and $150.0 million principal amount at 102% of par (the "11 1/2% Notes" and, collectively with the 10% Notes, the "Notes"). The Notes are senior unsecured obligations of the Company ranking equivalent in right of payment to all existing and future unsecured and unsubordinated indebtedness of the Company, and senior in right of payment to all existing and future subordinated indebtedness of the Company. Interest is payable on the Notes semi-annually. At December 31, 1998, the Company has deposited in an escrow account restricted cash and short-term investments of $122.2 million to fund, when due, the next four semi-annual interest payments on the 10% Notes. The indentures governing the Notes contain certain financial and other covenants which, among other things, will restrict the Company's ability to incur further indebtedness and sell assets.

   The Company has various financing arrangements accounted for as capital leases for the acquisition of equipment, telecommunications bandwidth, and other fixed assets. During 1998, 1997 and 1996, the Company incurred capital lease obligations under these arrangements of $113.3 million, $37.5 million and $25.6 million, respectively, upon the execution of leases for new data communications equipment, telecommunications bandwidth and other fixed assets. At December 31, 1998, the aggregate unused portion under these arrangements totaled $12.9 million after designating $27.9 million of payables for various equipment purchases which will be financed under capital lease facilities. The capital lease obligations contain provisions which, among other things, require the maintenance of certain financial ratios and restrict the payment of dividends.

                                  PSINET INC.

   In September 1998, the Company entered into a new senior secured credit facility ("Credit Facility"), to replace its then existing bank credit arrangement in the United States. The Credit Facility has a maximum principal amount of $110.0 million and amounts drawn are payable in September 2001. There were no amounts outstanding at December 31, 1998 and $108.8 million was available to draw. Interest on the Credit Facility is based on a spread over the London interbank offered rate or the higher of the bank's prime rate or the Federal funds effective rate, at the Company's option (8.4% at December 31, 1998).

   The Company's obligations under the Credit Facility are guaranteed by each existing and subsequently acquired or organized significant domestic subsidiary of the Company and are secured by a lien on substantially all of the assets of the Company and each subsidiary guarantor and by a pledge by the Company and each subsidiary guarantor of all capital stock and other equity interests it owns. The Credit Facility requires, among other things, the satisfaction of certain financial covenants, including a minimum annual consolidated revenue test, a minimum EBITDA test and requires the reduction in the maximum amount of availability and prepayments equal to the net proceeds received from certain asset sales and certain casualty events. The Company is required to pay a commitment fee ranging from 0.50% to 0.875% of the unused amounts under the Credit Facility.

   Future minimum lease payments under capital leases and annual maturities of other debt are as follows:

                                                           Capital
Year Ending December 31,                                    Leases   Other Debt
------------------------                                   --------  ----------
                                                            (In thousands of
                                                              U.S. dollars)
1999...................................................... $ 58,530  $   10,463
2000......................................................   47,394       7,253
2001......................................................   27,782       7,078
2002......................................................    1,830       5,033
2003......................................................       57       3,401
Thereafter................................................    1,644     967,753
                                                           --------  ----------
                                                            137,237  $1,000,981
                                                                     ==========
Less amount representing interest.........................  (16,567)
                                                           --------
Present value of future minimum lease payments............ $120,670
                                                           ========

   Cash paid for interest was $33.6 million in 1998, $5.6 million in 1997 and $5.1 million in 1996.

   At December 31, 1998 and 1997, the estimated fair value of the debt excluding capital lease obligations was approximately $1,009.8 million and $11.4 million, respectively.

NOTE 7--Capital Stock

Preferred Stock Rights Plan

   In May 1996, the Company's Board of Directors adopted a Shareholder Rights Plan, as thereafter amended ("Rights Plan"), pursuant to which preferred stock purchase rights ("Rights") were granted as a dividend to shareholders of record at the rate of one Right for each outstanding share of common stock held of record as of the close of business on June 5, 1996. The Rights also attach to most future issuances of common stock. Subject to exceptions, each Right, when exercisable, will entitle the holder to buy one one-thousandth of a share of a Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Series A Junior Preferred Stock") at an exercise price of $75 per Right.

                                  PSINET INC.

   Subject to exceptions, the Rights will become exercisable upon the occurrence of specified events, including an announcement that a person or group of affiliated or associated persons ("Acquiring Person") has acquired beneficial ownership of 20.5% or more of the outstanding common stock of the Company. In such event, each holder of a Right (other than Rights beneficially owned by the Acquiring Person) will thereafter have the right, subject to exceptions, to receive upon exercise thereof a number of shares of Series A Junior Preferred Stock or, at the discretion of the Company's Board of Directors, a number of additional shares of common stock of the Company, or in some circumstances, shares of common stock of the Acquiring Person (or its parent), as set forth in the Rights Plan.

   The Company's Board of Directors has designated 1,000,000 shares of Series A Junior Preferred Stock, which amount may be increased or decreased by the Board of Directors. All Rights expire on June 5, 2006, unless the Rights are earlier redeemed or exchanged by the Company in accordance with the Rights Plan or expire earlier upon the consummation of specified transactions as set forth in the Rights Plan.

Convertible Preferred Stock Private Placement

   In November 1997, the Company completed a private placement of 600,000 shares of its Series B 8% Convertible Preferred Stock ("Series B Preferred Stock") for net proceeds of $29.6 million. The Series B Preferred Stock accrues dividends at an annual rate of 8%, payable quarterly in cash or, at the Company's option, in Series B Preferred Stock and is non-voting. The Series B Preferred Stock is convertible into the Company's common stock at $10 per share and may be reset, under certain circumstances, to the stock's then current market value. At the third anniversary date, the conversion price may be reset, under certain circumstances, to 95% of the stock's then current market value. To reflect the nature of the conversion rights, preferred stock was reduced at issuance by $1.5 million with a corresponding increase to capital in excess of par value. Such amount is being accreted as an additional return to preferred shareholders over a period of three years. Subsequent to December 31, 1998, all shares of the Series B Preferred Stock were converted into 3,000,000 shares of the Company's common stock.

Common Stock Issued to IXC

   In February 1998, the Company closed a transaction with IXC Internet Services, Inc. ("IXC"), an indirect subsidiary of IXC Communications, Inc., to acquire 20-year noncancellable IRUs in up to 10,000 equivalent route miles of fiber-based OC-48 network bandwidth (the "PSINet IRUs") in selected portions across the IXC fiber optic telecommunications network within the United States. The PSINet IRUs were acquired in exchange for the issuance to IXC of 10,229,789 shares of common stock of the Company (the "IXC Initial Shares") and a contingent payment obligation. The contingent payment obligation required the Company to pay cash or issue additional shares, at its option, to IXC if the fair market value of the IXC Initial Shares was less than $240 million at a future date.

   The Company accounted for the transaction in accordance with EITF 96-18, "Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration Other Than Employee Services under FASB Statement No. 123" which required the Company to measure the fair value of the common stock and contingent payment obligation upon issuance. The bandwidth asset to be delivered under the IXC agreement is recorded as a reduction to shareholders' equity until such time as the Company accepts the bandwidth from IXC.

   The fair value of the contingent payment obligation of $107.3 million was measured utilizing a Black-Scholes valuation model using an assumed term of four years, the closing market price per share of the common stock on the date of the closing ($7.6875), an exercise price of $23.46 (which is the price per share required in order for the calculation of the IXC Initial Shares to result in a value equal to $240.0 million), expected volatility of 76% and an interest rate of 11%.

                                  PSINET INC.

   In January 1999, the Company's contingent payment obligation to IXC under the agreement was terminated without the payment of any additional amounts or issuance of additional shares to IXC when, after the close of trading on The Nasdaq Stock Market, the fair market value of the shares issued to IXC exceeded this threshold.

NOTE 8--Stock Compensation and Retirement Plans

Stock Option and Warrant Plans

   The Company has four stock option plans that provide for granting of incentive stock options, non-qualified stock options, stock appreciation rights or restricted stock awards to employees, consultants and directors of the Company and its subsidiaries, as appropriate. Under all of the plans, the option exercise price is equal to fair market value at the date of grant. Options granted under the various plans become exercisable based on a schedule determined by the Compensation Committee at the date of grant, generally over four years. The options have terms of seven to ten years from the date of grant. The Company has also reserved shares for other plans.

   The number of authorized and reserved shares were as follows at December 31, 1998:

                                                                        Shares
                                                                       Reserved
                                                           Authorized    for
                                                             Shares    Issuance
                                                           ---------- ----------
Executive Stock Incentive Plan............................ 10,000,000  9,306,427
Strategic Stock Incentive Plan............................  3,500,000  3,422,789
Executive Stock Option Plan...............................  1,250,000    936,770
Directors Stock Incentive Plan............................    100,000    100,000
Other plans...............................................    541,158    541,158
                                                           ---------- ----------
Total..................................................... 15,391,158 14,307,144
                                                           ========== ==========

Stock Option Repricing

   In 1996, the Company's Board of Directors approved a repricing of certain employee stock options. Accordingly, options with respect to 2,520,555 shares of the Company's common stock whose exercise price was greater than $9.375, the closing market price of the Company's common stock on that date, were cancelled and new options with respect to the same number of shares were granted with an exercise price of $9.375. Other terms and conditions of the options remained the same.

Fair Value of Stock Options

   For disclosure purposes under SFAS No. 123, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                               1998  1997  1996
                                                               ----  ----  ----
Expected life (in years)......................................  5.0   5.0   5.0
Risk-free interest rate....................................... 5.20% 6.36% 5.98%
Volatility.................................................... 90.0% 76.0% 80.0%
Dividend yield................................................    0%    0%    0%

   Utilizing these assumptions, the weighted-average fair value of the stock options granted in 1998, 1997 and 1996 was $7.10, $4.88 and $4.89, respectively.

                                  PSINET INC.

   Under the above model, the total value of stock options granted was $46.0 million in 1998, $23.6 million in 1997, and $28.6 million in 1996, which would be amortized on a pro forma basis over the option vesting period. Had the Company determined compensation cost for these plans in accordance with SFAS No. 123, the Company's pro forma results would have been as follows (in thousands of U.S. dollars, except per share amounts):

                                                  Year ended December 31,
                                                -----------------------------
                                                  1998       1997      1996
                                                ---------  --------  --------
Pro forma net loss available to common
 shareholders.................................. $(279,908) $(53,113) $(63,897)
Pro forma basic and diluted loss per share..... $   (5.62) $  (1.32) $  (1.62)

Stock Option and Warrant Activity

   The following table summarizes stock option and warrant activity under all plans for the three years ended December 31, 1998:

                               Number of Shares of                    Weighted-
                                  Common Stock                         Average
                              ----------------------                  Exercise
                               Options     Warrants   Price per Share   Price
                              ----------  ----------  --------------- ---------
Balance, December 31, 1995..   3,843,668   2,084,507  $.01 to $ 25.25  $ 3.42
 Granted....................   5,853,949         167    4.15 to 16.75   10.81
 Exercised..................    (819,256) (1,659,000)     .01 to 9.38    2.36
 Forfeited..................  (1,319,951)         --    1.60 to 25.25    8.72
 Cancelled..................  (2,520,555)         --    9.56 to 25.25   13.61
                              ----------  ----------
Balance, December 31, 1996..   5,037,855     425,674     .05 to 13.50    6.24
 Granted....................   4,846,300          --    5.38 to 11.25    7.36
 Exercised..................    (288,529)   (201,400)     .05 to 8.13    1.83
 Forfeited..................  (1,259,740)         --    2.00 to 13.13    8.33
                              ----------  ----------
Balance, December 31, 1997..   8,335,886     224,274     .05 to 13.50    6.81
 Granted....................   6,483,804          --    6.00 to 19.13    9.82
 Exercised..................  (1,202,069)   (174,274)    .05 to 13.13    4.34
 Forfeited..................  (1,171,323)         --    2.00 to 14.94    8.27
                              ----------  ----------
Balance, December 31, 1998..  12,446,298      50,000  $1.60 to $19.13  $ 8.51
                              ==========  ==========
Exercisable, December 31,
 1996.......................   1,584,068     425,674  $.05 to $ 10.01  $ 3.60
                              ==========  ==========
Exercisable, December 31,
 1997.......................   2,824,881     224,274  $.05 to $ 13.50  $ 5.76
                              ==========  ==========
Exercisable, December 31,
 1998.......................   4,161,506      50,000  $1.60 to $19.13  $ 7.27
                              ==========  ==========

                                  PSINET INC.

   The following table summarizes information about the outstanding and exercisable options and warrants at December 31, 1998:

                                       Outstanding                  Exercisable
                          ------------------------------------- -------------------
                                     Weighted-Average Weighted-           Weighted-
                                        Remaining      Average             Average
                                       Contractual    Exercise            Exercise
Range of Exercise Prices    Number     Life (Years)     Price    Number     Price
------------------------  ---------- ---------------- --------- --------- ---------
$1.60 to $6.19..........   2,749,251       6.8          $4.81   1,184,631   $3.71
6.25 to 7.63............   3,103,259       8.3           7.13   1,119,635    7.08
7.66 to 9.38............   2,989,444       8.0           8.78   1,354,653    8.96
9.75 to 13.19...........   2,579,815       9.2          11.10     486,498   10.76
13.25 to 19.13..........   1,074,529       9.7          14.95      66,089   14.03
                          ----------                            ---------
$1.60 to 19.13..........  12,496,298       8.2          $8.51   4,211,506   $7.27
                          ==========                            =========

   The Company sponsors a retirement savings plan, under which participants are eligible to receive discretionary Company matching contributions each year of the equivalent of 100% of the first $1,000 of employee salary deferral and 25% of amounts thereafter up to the maximum allowable deferral under IRS regulations. All contributions to a participant's plan account are vested after two years of service with the Company. The total contributions made by the Company under the Plan totaled $0.9 million, $0.5 million, and $0.6 million in 1998, 1997 and 1996, respectively.

NOTE 9--Income Taxes

   The components of loss before income taxes are as follows (in thousands of U.S. dollars):

                                                   Year ended December 31,
                                                 ------------------------------
                                                    1998       1997      1996
                                                 ----------  --------  --------
U.S. operations................................. $ (134,639) $(34,427) $(46,047)
Non-U.S. operations.............................   (128,078)  (11,651)   (9,209)
                                                 ----------  --------  --------
                                                 $(262,717)  $(46,078) $(55,256)
                                                 ==========  ========  ========

   The Company recognized deferred tax benefits of $0.8 million, $0.5 million and $0.2 million for the years ended December 31, 1998, 1997 and 1996, respectively, resulting primarily from deferred tax liabilities of acquired non-U.S. companies. The Company did not recognize any current income tax expense or benefit for 1998, 1997 or 1996, and no cash was paid for income taxes in 1998, 1997 or 1996.

                                  PSINET INC.

   Significant components of the Company's deferred tax assets (liabilities) consisted of the following (in thousands of U.S. dollars):

                                 December 31, 1998           December 31, 1997
                             ---------------------------  -------------------------
                                        Non-
                               U.S.     U.S.     Total     U.S.    Non-U.S.  Total
                             --------  -------  --------  -------  -------- -------
Gross deferred tax assets:
 Net operating losses....... $ 82,053  $63,197  $145,250  $50,470   $7,834  $58,304
 Arbitration accrual........   20,090       --    20,090       --       --       --
 Other......................    1,998   14,120    16,118    1,515       --    1,515
                             --------  -------  --------  -------   ------  -------
                              104,141   77,317   181,458   51,985    7,834   59,819
 Less: Valuation allowance..  (90,307) (62,485) (152,792) (43,245)  (7,834) (51,079)
                             --------  -------  --------  -------   ------  -------
                               13,834   14,832    28,666    8,740       --    8,740
                             --------  -------  --------  -------   ------  -------
Gross deferred tax
 liabilities:
 Depreciation/amortization..  (10,103)      --   (10,103)  (8,740)      --   (8,740)
 Acquired intangibles.......   (2,493) (20,834)  (23,327)      --       --       --
 Other......................   (1,238)    (121)   (1,359)      --       --       --
                             --------  -------  --------  -------   ------  -------
                             (13,834)  (20,955)  (34,789)  (8,740)      --   (8,740)
                             --------  -------  --------  -------   ------  -------
Net deferred tax
 liabilities................ $     --  $(6,123) $ (6,123) $    --   $   --  $    --
                             ========  =======  ========  =======   ======  =======

   As of December 31, 1998, the Company had net operating loss carryforwards of approximately $216.7 million for U.S. income tax purposes. The use of the U.S. net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. These net operating loss carryforwards may be carried forward in varying amounts until 2018. Additionally, at December 31, 1998, the Company had net operating loss carryforwards for tax purposes in various jurisdictions outside the U.S. amounting to approximately $158.6 million. The majority of non-U.S. loss carryforwards will expire in varying amounts in 2003 to 2005. Some of the non-U.S. loss carryforwards will never expire under local country tax rules. The significant increase in net operating loss carryforwards for tax purposes in jurisdictions outside the U.S. results mostly from the acquisition of non-U.S. entities during 1998.

   A capital tax loss of $0.8 million resulting from the sale of one of the Company's investments was incurred in 1997. The loss may be carried forward until 2003.

   The Company has provided a valuation allowance against a portion of its deferred tax assets since realization of these tax benefits cannot be reasonably assured. The change in valuation allowance was an increase of $101.7 million and $18.8 million in 1998 and 1997, respectively. The changes primarily relate to additional losses in those years. The portion of the valuation allowance for which subsequently recognized tax benefits will be first applied to reduce goodwill or other intangibles was $32.4 million at December 31, 1998.

                                  PSINET INC.

   Taxes computed at the U.S. statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

                                                            Year ended
                                                           December  31,
                                                         ---------------------
                                                         1998    1997    1996
                                                         -----   -----   -----
U.S. federal taxes at statutory rate....................  34.0%   34.0%   34.0%
State taxes (net of federal benefit)....................   7.0%    7.0%    7.0%
Foreign rate differential...............................  (1.8)%  (1.5)%    --
Change in valuation allowance........................... (38.7)% (40.7)% (37.9)%
Acquired intangibles....................................  11.5%     --      --
Acquired research and development write-off............. (11.1)%    --      --
Amortization of non-deductible goodwill.................  (1.5)%  (0.6)%  (5.7)%
Other...................................................   0.9%    2.8%    2.9%
                                                         -----   -----   -----
Effective tax rate......................................   0.3%    1.0%    0.3%
                                                         =====   =====   =====

NOTE 10--Commitments and Contingencies

Commitments

   The Company has guaranteed monthly usage levels of data and voice communications with certain of its telecommunications vendors. In addition, the Company leases certain of its facilities under non-cancelable operating leases expiring in various years through 2009. Total rent expense for all operating leases amounted to $12.5 million in 1998, $5.0 million in 1997, and $3.6 million in 1996.

   At December 31, 1998, commitments to telecommunications vendors and future minimum lease payments under non-cancelable operating leases are as follows:

Year Ending December 31,                    Telecommunications Operating Leases
------------------------                    ------------------ ----------------
                                              (In thousands of U.S. dollars)
1999.......................................      $26,151           $ 9,148
2000.......................................       18,398             7,669
2001.......................................       15,229             5,956
2002.......................................        8,556             5,285
2003.......................................        4,493             4,688
Thereafter.................................       22,528             7,671
                                                 -------           -------
                                                 $95,355           $40,417
                                                 =======           =======

   The Company also acquires fiber-based telecommunications bandwidth through purchases of IRUs and capital leases. Some of the purchase agreements have obligations for future cash payments that coincide with the delivery of bandwidth. At December 31, 1998, the Company was obligated to make future payments under these purchase agreements that total $103.7 million, most of which will be paid in 1999. Under its telecommunications bandwidth agreements, the Company is also obligated to pay operating and maintenance charges which vary by agreement in amount.

   In January 1999, the Company entered into a 20-year commercial relationship with the Baltimore Ravens of the National Football League pursuant to which it acquired, among other things, the rights to name the Ravens' NFL stadium "PSINet Stadium" as well as rights for sponsorship and promotion of team events and related advertising and marketing rights. In addition, the Company has the right to develop a Baltimore Ravens' web site and provide related Internet services to subscribing fan members. In exchange for all of these rights,

                                  PSINET INC.

the Company will make payments to the Baltimore Ravens over a 20-year period. The Company paid $11.8 million in January 1999, which included a one-time prepayment of $9.25 million under the stadium naming rights agreement. Annual payments for 2000 and for the 18 years thereafter start at $2.6 million, with successive annual increases of approximately 5%. Total payments over the 20-year period will be approximately $93.5 million.

Contingencies

   The Company is subject to certain other claims and legal proceedings that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations or cash flows of the Company.

NOTE 11--Non-Recurring Arbitration Charge

   On March 23, 1999, an arbitrator awarded The Chatterjee Management Company ("Chatterjee") compensatory damages including interest and legal expenses from the Company. In conjunction with this, the Company has recorded a charge of $49.0 million relating to this arbitration decision and such accrual is reflected in other accounts payable and accrued liabilities in the Company's consolidated balance sheet at December 31, 1998. This award resulted from a claim by Chatterjee that the Company had breached the terms of a joint venture agreement executed by the parties in September 1996. Chatterjee had initiated the arbitration proceedings against the Company in November 1997 before the International Chamber of Commerce, Court of Arbitration, in London, England.

   On September 19, 1996, the Company and Chatterjee signed an agreement pursuant to which the Company and an investment group led by Chatterjee would have established a joint venture for the purpose of building an Internet network across Europe and providing Internet-related services in Europe. Such investment group was to invest up to $41 million in a joint venture. No monies were invested by Chatterjee or the investment group pursuant to the joint venture agreement nor were any other actions undertaken to implement it. Following the signing of the agreement, the parties acknowledged structural difficulties associated with the joint venture as originally contemplated, which prevented its implementation. Instead, they sought for several months to negotiate a direct investment in the Company by Chatterjee in lieu of the initial agreement. Those negotiations were not successful.

   In the arbitration proceedings, Chatterjee alleged that the Company breached the joint venture agreement by repudiating its obligations under the agreement and by breaching a covenant not to compete. Chatterjee requested an arbitration award declaring that the agreement was still valid and binding upon the parties and that the Company stood in breach of the agreement, directing the Company to specifically perform its obligations under the agreement or, in the alternative, awarding Chatterjee compensatory damages in an amount not less than $25 million, awarding Chatterjee profits that the Company had earned or stood to earn in Europe, and awarding Chatterjee the costs of arbitration, including attorney's fees and interest on the award of damages.

   The Company is evaluating its options and intends to vigorously pursue appropriate legal steps to seek to modify the arbitrator's order. However, due to the nature of arbitration proceedings, the Company's ability to obtain relief in this matter is likely to be constrained.

                                  PSINET INC.

NOTE 12--Industry Segment and Geographic Reporting

   SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

   The Company offers a broad range of Internet access services and related products to businesses in the U.S. and throughout the world. As of December 31, 1998, the Company served primary markets in 12 countries, with operations organized into four geographic operating segments--the U.S., Canada, Europe and Asia. In measuring performance and allocating assets, the chief operating decision maker reviews each geographic operating segment as a whole and not by types of services provided.

   Each of these geographic operating segments is considered a reportable segment, and the accounting policies of the operating segments are the same as those described in Note 1. The Company evaluates the performance of its segments and allocates resources to them based on revenue and EBITDA. The Company defines EBITDA as losses before interest expense and interest income, taxes, depreciation and amortization, other non-operating income and expense, and charge for acquired in-process research and development.

   Operations of the U.S. segment include shared network costs and corporate functions which the Company does not allocate to its other geographic segments for management reporting purposes. Capital expenditures include both assets acquired for cash and financed through capital lease and seller-financed arrangements.

   Revenue by reportable segment is provided on the basis of where services are provided. The Company has no single customer representing greater than 10% of its revenues.

   Certain financial information is presented below; amounts are in thousands of U.S. dollars:

                            U.S.     Canada   Europe     Asia    Eliminations   Total
                         ----------  -------  -------  --------  ------------ ----------
1998
 Revenue................ $  156,431  $27,440  $40,037  $ 36,111    $   (383)  $  259,636
 EBITDA.................    (26,170)  (7,668)  (6,364)   (1,848)         --      (42,050)
 Assets.................  1,261,629   54,028   84,192   284,349    (399,967)   1,284,231
 Capital expenditures...    248,295   14,899   17,687    22,790        (121)     303,550
1997
 Revenue................    104,254    2,844   10,917     4,189        (302)     121,902
 EBITDA.................    (13,091)  (4,097)  (3,556)     (515)         20      (21,239)
 Assets.................    196,053   10,617   14,608     2,938     (38,035)     186,181
 Capital expenditures...     47,389    1,523      473       689          --       50,074
1996
 Revenue................     78,132      308    5,097     1,375        (561)      84,351
 EBITDA.................    (20,378)  (3,180)  (2,819)   (1,484)       (185)     (28,046)
 Assets.................    199,959    2,109    4,640       991     (30,587)     177,112
 Capital expenditures...     35,560      438    2,130       262          --       38,390

                                  PSINET INC.

   EBITDA for all reportable segments differs from consolidated loss before income taxes reported in the consolidated statements of operations as follows (in thousands of U.S. dollars):

                                                   Year Ended December 31,
                                                 -----------------------------
                                                   1998       1997      1996
                                                 ---------  --------  --------
EBITDA.......................................... $ (42,050) $(21,239) $(28,046)
Reconciling items:
 Depreciation and amortization..................   (63,424)  (28,347)  (28,035)
 Charge for acquired IPR&D......................   (70,800)       --        --
 Interest expense...............................   (63,914)   (5,362)   (5,025)
 Interest income................................    19,638     3,059     3,794
 Other income, net..............................     6,833     5,811     2,056
 Non-recurring arbitration charge...............   (49,000)       --        --
                                                 ---------  --------  --------
Loss before income taxes........................ $(262,717) $(46,078) $(55,256)
                                                 =========  ========  ========

P R O S P E C T U S

                                    PSINet
                                    [LOGO]


                                  Common Stock

                                Preferred Stock

                               ----------------

PSINet:                                     The Offer:


 .  We are a leading provider of             .  By this prospectus, we may
   Internet access services and                offer, from time to time, in
   related products to businesses.             one or more series or classes,
                                               the following securities:

 .  PSINet Inc.
   510 Huntmar Park Drive
   Herndon, Virginia 20170
   (703) 904-4100

                                            .  shares of our common stock

                                            .  shares of our preferred stock


   The aggregate initial offering price of these "offered securities" that we may issue under this prospectus will not exceed $1,000,000,000.

   Our common stock is listed for trading on the Nasdaq Stock Market's National Market under the symbol "PSIX." On April 9, 1999, the last reported sale price of our common stock was $52.125.

   We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide you with specific terms of the applicable offered securities in supplements to this prospectus.

                               ----------------

   You should read this prospectus and any prospectus supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

   Investing in the offered securities involves risks. See "Risk Factors" beginning on page 4.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these offered securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                                 April 12, 1999

                               TABLE OF CONTENTS

Prospectus                                                                 Page
----------                                                                 ----
The Company...............................................................   3
Risk Factors..............................................................   4
Use of Proceeds...........................................................  18
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends......  18
Description of Preferred Stock to be Offered By Prospectus Supplement.....  19
Description of Capital Stock..............................................  22
Description of Indebtedness...............................................  27
Plan of Distribution......................................................  30
Legal Matters.............................................................  31
Experts...................................................................  31
Documents Incorporated By Reference.......................................  31
About This Prospectus.....................................................  32
Where You Can Find More Information.......................................  32

                                  THE COMPANY

   We are a leading global provider of Internet access services and related products to businesses. We provide dedicated and dial-up Internet connections to businesses in 90 of the 100 largest metropolitan statistical areas in the U.S. and in 12 of the 20 largest global telecommunications markets, with operations organized into four geographic operating segments--the U.S., Canada, Europe and Asia. We also offer, in addition to Internet connectivity services, services and products to businesses that enable them to maximize utilization of the Internet in their day-to-day operations in and outside of their workplaces. Some of these value-added services include corporate intranets, Web hosting services that permit customers to market themselves on the Internet without having to invest significantly in technology infrastructure and operations staff, remote user access services that permit customers to allow their mobile personnel to access their corporate network and systems resources in 150 countries using the Internet, multi-currency electronic commerce services, security services and voice-over-Internet (as opposed to standard telephone) services. We also own and operate a technologically advanced, high-speed network that is one of the primary backbones that comprise the Internet. In addition to being an Internet service provider and operating our network, we also provide network connectivity and related services to other telecommunications carriers and Internet service providers to further utilize our network capacity.

   Our mission is to build a premier Internet protocol-based communications company. We have grown by using multiple sales channels, including direct sales and resellers, and by acquiring other Internet service providers and related businesses in key markets. We have increased revenues by providing services and products that enhance our customers' business processes by helping them to effectively use the Internet and related tools.

   We serve, as of December 31, 1998, approximately 54,700 business accounts, including 168 Internet service providers. Our technologically advanced network is connected to over 500 sites that enable customers to connect to the Internet, called points-of-presence, in 12 countries and is connected with other large Internet service providers at 27 points through contractual arrangements that permit the exchange of data communications, called peering arrangements. We believe that our scaleable Internet Protocol-optimized network, in combination with our highly trained, around-the-clock customer care team, enables us to deliver superior performance and reliability.

                               ----------------

   We are a New York corporation and our principal executive offices are located at 510 Huntmar Park Drive, Herndon, Virginia 20170. Our telephone number is (703) 904-4100.

   Additional information concerning us is incorporated by reference in this prospectus. See "Documents Incorporated by Reference" and "Where You Can Find More Information."

                                  RISK FACTORS

   Before you invest in our securities, you should be aware that there are various risks, including the ones listed below. You should carefully consider these risk factors, as well as the other information contained in this prospectus and in any prospectus supplement, in evaluating an investment in our securities.

We have significant indebtedness and we may not be able to meet our obligations

   We are highly leveraged and have significant debt service requirements. As of December 31, 1998, our total indebtedness was $1.12 billion, representing 112% of total capitalization, and our interest expense for the twelve months ended December 31, 1998 was $63.9 million.

   Our high level of indebtedness could have several important effects on our future operations, which, in turn, could have important consequences for the holders of our securities, including the following:

  . a substantial portion of our cash flow from operations must be used to pay interest on our indebtedness and, therefore, will not be available for other business purposes;

  . covenants contained in the agreements evidencing our debt obligations require us to meet many financial tests, and other restrictions limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition activities and capital expenditures; and

  . our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

   Our ability to meet our debt service obligations and to reduce our total indebtedness depends on our future operating performance and on economic, financial, competitive, regulatory and other factors affecting our operations. Many of these factors are beyond our control and our future operating performance could be adversely affected by some or all of these factors. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity, debt and capital lease financings to fund our operations. However, based on our current level of operations, management believes that existing working capital, existing credit facilities, capital lease financings and proceeds of future equity or debt financings will be adequate to meet our presently anticipated future requirements for working capital, capital expenditures and scheduled payments of interest on our debt. We cannot assure, however, that our business will generate sufficient cash flow from operations or that future working capital borrowings will be available in an amount sufficient to enable us to service our debt or to make necessary capital expenditures. In addition, we cannot assure that we will be able to raise additional capital for any refinancing of our debt in the future.

We have experienced continuing losses, negative cash flow and fluctuations in operating results

   Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets. To address these risks, we must, among other things, respond to competitive developments, continue to attract and retain qualified persons, and continue to upgrade our technologies and commercialize our network services incorporating such technologies. We cannot assure that we will be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business, financial condition, results of operations and ability to pay when due principal, interest and other amounts in respect of our debt. Although we have experienced revenue growth on an annual basis with revenue increasing from $84.4 million in 1996 to $121.9 million in 1997 to $259.6 million in 1998, we have incurred losses and experienced negative earnings before interest expense and interest income, taxes, depreciation and amortization, other income and expense, and charge for acquired in-process research and development ("EBITDA") during each of such periods. We expect to continue to operate at a net loss and experience negative EBITDA in the near term as we continue our acquisition program and the expansion of our global network operations. We have incurred net losses available to common shareholders of $55.1 million,

$46.0 million and $264.9 million and have incurred negative EBITDA of $28.0 million, $21.2 million and $42.1 million for each of the years ended December 31, 1996, 1997 and 1998, respectively. At December 31, 1998, we had an accumulated deficit of $427.6 million. We cannot assure that we will be able to achieve or sustain profitability or positive EBITDA.

   Our operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside our control. These factors, include, among others:

  . general economic conditions and specific economic conditions in the Internet access industry;

  .  user demand for Internet services;

  . capital expenditures and other costs relating to the expansion of operations of our network;

  .  the introduction of new services by us or our competitors;

  . the mix of services sold and the mix of channels through which those services are sold;

  .  pricing changes and new product introductions by us and our competitors;

  . delays in obtaining sufficient supplies of sole or limited source equipment and telecom facilities; and

  .  potential adverse regulatory developments.

   As a strategic response to a changing competitive environment, we may elect from time to time to make pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and cash flow.

We are partially dependent on our subsidiaries for repayment of debt

   We are an operating entity which also conducts a significant portion of our business through our subsidiaries. Our cash flow from operations and consequently our ability to service our debt, including our 10% senior notes and 11 1/2% senior notes, is therefore partially dependent upon our subsidiaries' earnings and their distributions of those earnings to us. It may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries have no obligation, contingent or otherwise, to make any funds available to us for payment of the principal of or interest on many of our debt obligations, including our 10% senior notes and 11 1/2% senior notes. Our subsidiaries' ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries' indebtedness, applicable laws and other factors.

   Our subsidiaries' creditors will have priority to the assets of such subsidiaries over the claims of PSINet and the holders of our indebtedness. One exception is that if such subsidiaries have provided guarantees of our indebtedness and if loans made by us to our subsidiaries are recognized as indebtedness, they will not have such priorities. In any event, our 10% senior notes and 11 1/2% senior notes are effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries, including trade payables. As of December 31, 1998, our subsidiaries had approximately $133.5 million of total liabilities, including trade payables and accrued liabilities, to which holders of our 10% senior notes and 11 1/2% senior notes are structurally subordinated. Under the terms of agreements evidencing our debt obligations, some of our subsidiaries are restricted in their ability to incur debt in the future.

We may not be able to fund the expansion we will need to remain competitive

   In order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we expect to make significant capital expenditures. At December 31, 1998, we were obligated to make future payments that total $103.7 million for acquisitions of global fiber-based telecommunications bandwidth, including indefeasible rights of use or other rights. We also expect that there will be additional costs, such as connectivity and equipment charges, in connection with taking full advantage of such acquired bandwidth and indefeasible rights of use. Although we are currently unable to estimate the extent of such additional costs, we currently anticipate that our capital expenditures in 1999 will be consistent with those in 1998.

   We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity, debt and capital lease financings to fund our operations. However, we believe that we will have a reasonable degree of flexibility to adjust the amount and timing of these capital expenditures in response to market conditions, competition, our then-existing financing capabilities and other factors. We also believe that working capital generated from the use of acquired bandwidth, together with other existing working capital, existing credit facilities, capital lease financings and proceeds of future equity or debt financings will be sufficient to meet the presently anticipated working capital and capital expenditure requirements of our operations.

   We may need to raise additional funds in order to take advantage of unanticipated opportunities, more rapid international expansion or acquisitions of complementary businesses. In addition, we may need to raise additional funds to develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures. We cannot assure that we will be able to raise such funds on favorable terms. In the event that we are unable to obtain such additional funds on acceptable terms, we may determine not to enter into various expansion opportunities.

We face risks associated with acquisitions and strategic alliances relating to difficulties in integrating combined operations, incurrence of additional debt to finance acquisitions and operations of acquired businesses, potential disruption of operations and related negative impact on earnings, and incurrence of substantial expenses that could adversely affect our financial condition

   Growth through acquisitions represents a principal component of our business strategy. Over the 18 months ended March 31, 1999, we acquired 20 Internet service providers in nine of the 20 largest global telecommunications markets. We expect to continue to acquire assets and businesses principally relating to or complementary to our current operations. We may also seek to develop strategic alliances both domestically and internationally. Any such future acquisitions or strategic alliances would be accompanied by the risks commonly encountered in acquisitions or strategic alliances. Such risks include, among other things:

  . the difficulty of integrating the operations and personnel of the companies;

  .  the potential disruption of our ongoing business;

  . the inability of management to maximize our financial and strategic position by the successful incorporation of licensed or acquired technology and rights into our service offerings; and

  . the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

   We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or strategic alliances. We believe that after eliminating redundant network architecture and administrative functions and taking other actions to integrate the operations of acquired companies we will be able to realize cost savings. However, we cannot assure that our integration of acquired companies' operations will be successfully accomplished. Our inability to improve the operating performance of acquired companies' businesses or to integrate successfully the operations of acquired companies could have a material adverse effect on our business, financial condition and results of operations. In addition, as we proceed with acquisitions in which the consideration consists of cash, a substantial portion of our available cash will be used to consummate such acquisitions.

   As with each of our recent acquisitions, the purchase price of many of the businesses that might become attractive acquisition candidates for us likely will significantly exceed the fair values of the net assets of the acquired businesses. As a result, material goodwill and other intangible assets would be required to be recorded which would result in significant amortization charges in future periods. In addition, an intangible asset that frequently arises in connection with the acquisition of a technology company is "acquired in-process research and development," which under U.S. accounting standards, as presently in effect, must be expensed immediately upon acquisition. Such expenses, in addition to the financial impact of such acquisitions, could have a material adverse effect on our business, financial condition and results of operations and could cause substantial fluctuations in our quarterly and yearly operating results. Furthermore, in connection with acquisitions or strategic alliances, we could incur substantial expenses, including the expenses of integrating the business of the acquired company or the strategic alliance with our existing business.

   We expect that competition for appropriate acquisition candidates may be significant. We may compete with other telecommunications companies with similar acquisition strategies, many of which may be larger and have greater financial and other resources than we have. Competition for Internet companies is based on a number of factors including price, terms and conditions, size and access to capital, ability to offer cash, stock or other forms of consideration and other matters. We cannot assure that we will be able to successfully identify and acquire suitable companies on acceptable terms and conditions.

Our growth and expansion may strain our ability to manage our operations and our financial resources

   Our rapid growth has placed a strain on our administrative, operational and financial resources and has increased demands on our systems and controls. We have approximately 500 points-of-presence and we plan to continue to expand the capacity of existing points-of-presence as customer-driven demand dictates. In addition, we have completed a number of acquisitions of companies and telecommunications bandwidth during 1998 and plan to continue to do so. We anticipate that our Carrier and Internet Service Provider Services business unit, as well as other business growth, may require continued enhancements to and expansion of our network. The process of consolidating the businesses and implementing the strategic integration of these acquired businesses with our existing business may take a significant amount of time. It may also place additional strain on our resources and could subject us to additional expenses. We cannot assure that we will be able to integrate these companies successfully or in a timely manner. In addition, we cannot assure that our existing operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth.

   Our continued growth may also increase our need for qualified personnel. We cannot assure that we will be successful in attracting, integrating and retaining such personnel. The following risks, associated with our growth, could have a material adverse effect on our business, results of operations and financial condition:

  . our inability to continue to upgrade our networking systems or our operating and financial control systems;

  . our inability to recruit and hire necessary personnel or to successfully integrate new personnel into our operations;

  . our inability to successfully integrate the operations of acquired companies or to manage our growth effectively; or

  . our inability to adequately respond to the emergence of unexpected expansion difficulties.

We face risks associated with our acquisitions of bandwidth from network suppliers, including our strategic alliance with IXC Communications Inc., relating to our dependence on their ability to satisfy their obligations to us, the possibility that we may need to incur significant expenses to utilize bandwidth and their ability to buildout their networks under construction that could adversely affect our ability to utilize acquired bandwidth

   We are subject to a variety of risks relating to our recent acquisitions of fiber-based telecommunications bandwidth from our various global network suppliers, including our strategic alliance with

IXC Communications Inc., and the delivery, operation and maintenance of such bandwidth. Such risks include, among other things, the following:

  . the risk that financial, legal, technical and/or other matters may adversely affect such suppliers' ability to perform their respective operation, maintenance and other services relating to such bandwidth, which may adversely affect our use of such bandwidth;

  . the risk that we will not have access to sufficient additional capital and/or financing on satisfactory terms to enable us to make the necessary capital expenditures to take full advantage of such bandwidth;

  . the risk that such suppliers may not continue to have the necessary financial resources to enable them to complete, or may otherwise elect not to complete, their contemplated buildout of their respective fiber optic telecommunications systems; and

  . the risk that such buildout may be delayed or otherwise adversely affected by presently unforeseeable legal, technical and/or other factors.

   We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisitions of bandwidth.

International expansion is a key component of our business strategy and, if we are unable to complete this expansion, our financial condition may be adversely affected

   A key component of our business strategy is our continued expansion into international markets. We may need to enter into joint ventures or other strategic relationships with one or more third parties in order to conduct our foreign operations successfully. However, we cannot assure that we will be able to obtain the permits and operating licenses required for us to operate, to hire and train employees or to market, sell and deliver high quality services in these markets. In addition to the uncertainty as to our ability to continue to expand our international presence, there are risks inherent in doing business on an international level. Such risks include:

  . unexpected changes in or delays resulting from regulatory requirements, tariffs, customs, duties and other trade barriers;

  .  difficulties in staffing and managing foreign operations;

  .  longer payment cycles and problems in collecting accounts receivable;

  . fluctuations in currency exchange rates and foreign exchange controls which restrict or prohibit repatriation of funds;

  .  technology export and import restrictions or prohibitions;

  .  delays from customs brokers or government agencies;

  . seasonal reductions in business activity during the summer months in Europe and other parts of the world; and

  . potentially adverse tax consequences, which could adversely impact the success of our international operations.

   We cannot assure that such factors will not have an adverse effect on our future international operations and, consequently, on our business, financial condition and results of operations. In addition, we cannot assure that laws or administrative practice relating to taxation, foreign exchange or other matters of countries within which we operate will not change. Any such change could have a material adverse effect on our business, financial condition and results of operations.

   In particular, we have also recently made significant investments in Japan, which is currently experiencing a severe economic recession. Other Asian-Pacific countries in which we operate are also experiencing economic difficulties and uncertainties. These economic difficulties and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel and could be affected by the loss of their services

   Competition for qualified employees and personnel in the Internet services industry is intense and there are a limited number of persons with knowledge of and experience in the Internet service industry. The process of locating such personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, technical, marketing and sales personnel and upon the continued contributions of such management and personnel. In particular, our success is highly dependent upon the personal abilities of our senior executive management, including William L. Schrader, our Chairman of the Board and Chief Executive Officer and the founder of PSINet, Harold S. Wills, our President and Chief Operating Officer, and Edward D. Postal, our Senior Vice President and Chief Financial Officer. We have employment agreements with Messrs. Wills and Postal. The loss of the services of any one of them could have a material adverse effect on our business, financial condition or results of operations.

We depend on suppliers and could be affected by changes in suppliers or delays in delivery of their products and services

   We have few long-term contracts with our suppliers. We are dependent on third party suppliers for our leased-line connections or bandwidth. Some of these suppliers are or may become competitors of ours, and such suppliers are not subject to any contractual restrictions upon their ability to compete with us. If these suppliers change their pricing structures, we may be adversely affected. Moreover, any failure or delay on the part of our network providers to deliver bandwidth to us or to provide operations, maintenance and other services with respect to such bandwidth in a timely or adequate fashion could adversely affect us.

   We are also dependent on third party suppliers of hardware components. Although we attempt to maintain a minimum of two vendors for each required product, some components used by us in providing our networking services are currently acquired or available from only one source. We have from time to time experienced delays in the receipt of hardware components and telecommunications facilities, including delays in delivery of PRI telecommunications facilities, which connect dial-up customers to our network. A failure by a supplier to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could have a material adverse effect on us. Our remedies against suppliers who fail to deliver products on a timely basis are limited by contractual liability limitations contained in supply agreements and purchase orders and, in many cases, by practical considerations relating to our desire to maintain good relationships with the suppliers. As our suppliers revise and upgrade their equipment technology, we may encounter difficulties in integrating the new technology into our network.

   Many of the vendors from whom we purchase telecommunications bandwidth, including the regional bell operating companies, competitive local exchange carriers and other local exchange carriers, currently are subject to tariff controls and other price constraints which in the future may be changed. In addition, recently enacted legislation will produce changes in the market for telecommunications services. These changes may affect the prices which we are charged by the regional bell operating companies and other carriers, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, we are subject to the effects of other potential regulatory actions which, if taken, could increase the cost of our telecommunications bandwidth through, for example, the imposition of access charges.

The terms of our financing arrangements may restrict our operations

   Our financing arrangements are secured by substantially all of our assets and stock of some of our subsidiaries. These financing arrangements require that we satisfy many financial covenants. Our ability to satisfy these financial covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to continue to satisfy such covenants. These financing arrangements also currently prohibit us from paying dividends and repurchasing our capital stock without the lender's consent. Our failure to comply with the covenants and restrictions in these financing arrangements could lead to a default under the terms of these agreements. In the event of a default under the financing arrangements, our lenders would be entitled to accelerate the indebtedness outstanding thereunder and foreclose upon the assets securing such indebtedness. They would also be entitled to be repaid from the proceeds of the liquidation of those assets before the assets would be available for distribution to the holders of our securities, including the holders of the notes. In addition, the collateral security arrangements under our existing financing arrangements may adversely affect our ability to obtain additional borrowings.

Our financial condition may be adversely affected if our systems and those of our suppliers fail because of Year 2000 problems

   The commonly referred to Year 2000 ("Y2K") problem results from the fact that many existing computer programs and systems use only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other processing involving the Year 2000 or a later date. We have identified two main areas of Y2K risk:

  1. Internal computer systems or embedded chips could be disrupted or fail, causing an interruption or decrease in productivity in our operations; and

  2. Computer systems or embedded chips of third parties including, without limitation, financial institutions, suppliers, vendors, landlords, customers, international suppliers of telecommunications services and others, could be disrupted or fail, causing an interruption or decrease in our ability to continue our operations.

   We have developed detailed plans for implementing, testing and completing any necessary modifications to our key computer systems and equipment with embedded chips to ensure that they are Y2K compliant. We have engaged a third party consultant to perform an assessment of our U.S. internal systems (e.g., accounting, billing, customer support and network operations) to determine the status of their Y2K compliance. The assessment of these systems has been completed and, while some minor changes are necessary, we believe that no material changes or modifications to our internal systems are required to achieve Y2K compliance. Our U.S. chief information officer has developed a test bed of our U.S. internal systems to implement and complete testing of the requisite minor changes. We anticipate that our U.S. internal systems will be Y2K ready by June 30, 1999. We are in the process of completing an inventory of our internal systems that we use in Canada, United Kingdom, Europe and Asia to determine the status of their Y2K compliance. Each international office has plans in place to test, upgrade or, if necessary, replace components of its internal systems to ensure they are Y2K compliant. We anticipate that our international operations will be Y2K compliant by the end of the third quarter of 1999. To help ensure that our network operations and services to our customers are not interrupted due to the Y2K problem, we have established a network operations team that meets weekly to examine our network on a worldwide basis. This team of operational staff have conducted inventories of our network equipment (software and hardware) and have found no material Y2K compliance issues. We believe that all equipment currently being purchased for use in the PSINet network is Y2K compliant. Any existing equipment that is not Y2K compliant is planned to be made Y2K compliant through minor changes to the software or hardware or, in limited instances, replacement of the equipment. We anticipate that our network will be Y2K compliant by the end of the second quarter of 1999. In addition to administering the implementation of necessary upgrades for Y2K compliance, our network team is developing a contingency plan to address any potential problems that may occur with our network as we enter the year 2000. We believe that, as a result of our detailed assessment and completed modifications, the Y2K issue will not pose significant operational problems for us. However, if the requisite modifications and conversions are not made, or not completed in a timely fashion, it is possible that the Y2K problem could have a material impact on our operations.

   Our cost of addressing Y2K issues has been minor to date, less than 5% of our information technology and network operations budgets, but this amount may increase if additional outside consultants or personnel resources are required or if important operational equipment must be remediated or replaced. Our estimated total costs related to Y2K issues for 1999 is not expected to exceed $2.0 million. These costs include equipment, consulting fees, software and hardware upgrades, testing, remediation and, in limited instances, replacement of equipment. The risk that Y2K issues could present to us include, without limitation, disruption, delay or cessation of operations, including operations that are subject to regulatory compliance. In each case, the correction of the problem could result in substantial expense and disruption or delay of our operations. The total cost of Y2K assessments and remediation is funded through cash on hand and available from other sources and we are expensing these costs, as appropriate. The financial impact of making all required systems changes or other remediation efforts cannot be known precisely, but it is not expected to be material to our financial position, results of operations, or cash flows. We have not canceled any principal information technology projects as a result of our Y2K effort, although we have rescheduled some internal tasks to accommodate this effort.

   In addition, we have identified, prioritized and are communicating with our suppliers, vendors, customers, lenders and other material third parties to determine their Y2K status and any probable impact on us. To date, our inquiries have not revealed any significant Y2K noncompliance issue affecting our material third parties. We will continue to monitor and evaluate our long-term relationships with our material third parties based on their responses to our inquiries and on information learned from other sources. If any of our material third parties are not Y2K ready and their non-compliance causes a material disruption to any of their respective businesses, our business could be materially adversely affected. Disruptions could include, among other things:

  .  the failure of a material third party's business;

  .  a financial institution's inability to take and transfer funds;

  .  an interruption in delivery of supplies from vendors;

  .  a loss of voice and data connections;

  .  a loss of power to our facilities; and

  . other interruptions in the normal course of our operations, the nature and extent of which we cannot foresee.

   We will continue to evaluate the nature of these risks, but at this time we are unable to determine the probability that any such risk will occur, or if it does occur, what the nature, length or other effects, if any, it may have on us. If any of our material third parties experience significant failures in their computer systems or operations due to Y2K non-compliance, it could affect our ability to process transactions or otherwise engage in similar normal business activities. For example, while we expect our internal systems, U.S. and non-U.S., to be Y2K ready in stages during 1999, we and our customers who communicate internationally will be dependent upon the Y2K-readiness of many non-U.S. providers of telecommunication services and their vendors and suppliers. If these providers and others are not Y2K ready, we and our customers will not be able to send and receive data and other electronic transmissions, which would have a material adverse effect on our revenues and business and that of our customers. While many of these risks are outside our control, we have identified and contacted our critical third party vendors and suppliers and are establishing contingency plans to remedy any potential interruption to our operations.

   While we believe that we are adequately addressing the Y2K issue, we can not assure that our Y2K compliance effort will prevent every potential interruption or that the cost and liabilities associated with the Y2K issue will not materially adversely impact our business, prospects, revenues or financial position. We are uncertain as to our most reasonably likely worst case Y2K scenario and have not yet completed a contingency plan to handle a worst case scenario. We expect to have such contingency plan in place by September 30, 1999.

We face a high level of competition in the Internet services industry

   The market for Internet connectivity and related services is extremely competitive. We anticipate that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet access market has attracted many new start-ups as well as established businesses from different industries.

   Our current and prospective competitors include other national, regional and local Internet service providers, long distance and local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and on-line service providers. We believe that our network, products and customer service distinguish us from these competitors. However, some of these competitors have a significantly greater market presence, brand recognition and financial, technical and personnel resources than us.

   We compete with all of the major long distance companies, also known as interexchange carriers, including AT&T, MCIWorldCom, Sprint and Cable & Wireless/IMCI, which also offer Internet access services. The recent sweeping reforms in the federal regulation of the telecommunications industry have created greater opportunities for local exchange carriers, including the regional bell operating companies, to enter the Internet connectivity market. We believe that there is a move toward horizontal integration through acquisitions of, joint ventures with, and the wholesale purchase of connectivity from Internet service providers to address the Internet connectivity requirements of the current business customers of long distance and local carriers. The WorldCom/MFS/UUNet consolidation, the WorldCom/MCI merger, the ICG/NETCOM merger, Cable & Wireless' purchase of the internetMCI assets, the Intermedia/DIGEX merger, GTE's acquisition of BBN, Global Crossing's recently announced plans to acquire Frontier Corp. (and Frontier's acquisition of Global Center) and AT&T's purchase of IBM's global communications network are indicative of this trend. Accordingly, we expect to experience increased competition from the traditional telecommunications carriers. Many of these telecommunications carriers may have the ability to bundle Internet access with basic local and long distance telecommunications services. Such bundling of services may have an adverse effect on our ability to compete effectively with the telecommunications providers and may result in pricing pressure on us that could have a material adverse effect on our business, financial condition and results of operations.

   Many of the major cable companies have announced that they are exploring the possibility of offering Internet connectivity, relying on the viability of cable modems and economical upgrades to their networks. Several announcements also have recently been made by other alternative service companies approaching the Internet connectivity market with various wireless terrestrial and satellite-based service technologies.

   The predominant on-line service providers, including America Online, CompuServe, Microsoft Network and Prodigy, have all entered the Internet access business by engineering their current proprietary networks to include Internet access capabilities. We compete to a lesser extent with these on-line service providers. However, America Online's recent acquisition of Netscape Communications Corporation and related strategic alliance with Sun Microsystems will enable it to offer a broader array of Internet protocol-based services and products that could significantly enhance its ability to appeal to the business marketplace and, as a result, compete more directly with us.

   Recently, there have been several announcements regarding the planned deployment of broadband services for high speed Internet access by cable and telephone companies. These services would include new technologies such as cable modems and xDSL. These providers have initially targeted the residential consumer. However, it is likely that their target markets will expand to encompass business customers, which is our target market. This expansion could adversely affect the pricing of our service offerings.

   As a result of the increase in the number of competitors and the vertical and horizontal integration in the industry, we currently encounter and expect to continue to encounter significant pricing pressure and other competition in the future. Advances in technology as well as changes in the marketplace and the regulatory environment are constantly occurring, and we cannot predict the effect that ongoing or future developments may have on us or on the pricing of our products and services. Increased price or other competition could result in erosion of our market share and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

   As we continue to expand our operations outside the United States, we will encounter new competitors and competitive environments. In some cases, we will be forced to compete with and buy services from government-owned or subsidized telecommunications providers. Some of these providers may enjoy a monopoly on telecommunications services essential to our business. We cannot assure that we will be able to purchase such services at a reasonable price or at all. In addition to the risks associated with our previously described competitors, foreign competitors may pose an even greater risk, as they may possess a better understanding of their local markets and better working relationships with local infrastructure providers and others. We cannot assure that we can obtain similar levels of local knowledge. Failure to obtain that knowledge could place us at a significant competitive disadvantage.

Technology trends and evolving industry standards could result in our competitors developing or obtaining access to bandwidth and technologies that carry more information faster than our bandwidth and technology and, consequently, render our bandwidth or technology obsolete

   Our products and services are targeted toward users of the Internet, which has experienced rapid growth. The market for Internet access and related services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product and service introductions. Our future success will depend, in part, on our ability to effectively use and develop leading technologies.

   We cannot assure that we will be successful in responding to changing technology or market trends. In addition, services or technologies developed by others may render our services or technologies uncompetitive or obsolete. Furthermore, changes to our services in response to market demand may require the adoption of new technologies that could likewise render many of our assets technologically uncompetitive or obsolete. As we accept bandwidth from IXC and our other existing global network suppliers or acquire bandwidth or equipment from other suppliers that may better meet our needs than existing bandwidth or equipment, many of our assets could be determined to be obsolete or excess. The disposition of obsolete or excess assets could have a material adverse effect on our business, financial condition and results of operations.

   Even if we do successfully respond to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure that we will succeed in adapting our network infrastructure in a timely and cost-effective manner.

We may be liable for information disseminated through network

   The law relating to liability of Internet service providers for information carried on or disseminated through their networks is not completely settled. A number of lawsuits have sought to impose such liability for defamatory speech and infringement of copyrighted materials. The U.S. Supreme Court has let stand a lower court ruling which held that an Internet service provider was protected from liability for material posted on its system by a provision of the Communications Decency Act. However, the findings in that case may not be applicable in other circumstances. Other courts have held that online service providers and Internet service providers may, under some circumstances, be subject to damages for copying or distributing copyrighted materials. Provisions of the Communications Decency Act which imposed criminal penalties for using an interactive computer service for transmitting obscene or indecent communications have been found unconstitutional by the U.S. Supreme Court. However, on October 21, 1998, new federal legislation was enacted that requires limitations on access to pornography and other material deemed "harmful to minors." This legislation has been attacked in court as a violation of the First Amendment. We are unable to predict the outcome of this case. The imposition upon Internet service providers or web server hosts of potential liability for materials carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some product or service offerings. Any of these actions could have a material adverse effect on our business, operating results and financial condition.

   We carry errors and omissions insurance with a policy limit of $5.0 million, subject to deductibles and exclusions. Such coverage may not be adequate or available to compensate us for all liability that may be imposed. The imposition of liability in excess of, or the unavailability of, such coverage could have a material adverse effect on our business, financial condition and results of operations.

   The law relating to the regulation and liability of Internet access providers in relation to information carried or disseminated also is undergoing a process of development in other countries. Decisions, laws, regulations and other activities regarding regulation and content liability may significantly affect the development and profitability of companies offering on-line and Internet access services, including us.

FCC regulations may limit the services we can offer

   Consistent with our growth and acquisition strategy, we are now engaged in, or will soon be engaged in, activities that subject us to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications.

   Our Internet operations are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, the FCC has recently indicated that some services offered over the Internet, such as phone-to-phone Internet protocol telephony, may be functionally indistinguishable from traditional telecommunications service offerings and their non-regulated status may have to be re-examined. We are unable to predict what regulations may be adopted in the future, or to what extent existing laws and regulations may be found applicable, or the impact such new or existing laws may have on our business. We can not assure that new laws or regulations relating to Internet services, or existing laws found to apply to them, will not have a material adverse effect on us. Although the FCC has recently decided not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, would affect our costs of serving dial-up customers and could have a material adverse effect on our business, financial condition and results of operations.

   In addition to our Internet activities, we have recently focused attention on acquiring telecommunications assets and facilities, which is a regulated activity. Our wholly-owned subsidiary, PSINetworks Company, has received an international Section 214 authorization from the FCC to provide global facilities-based and global resale telecommunications services. Our wholly-owned subsidiary, PSINet Telecom UK Limited, has received an international facilities license from DTI and OFTEL, the responsible telecommunications regulatory bodies in the United Kingdom. Currently, the FCC and OFTEL do not closely regulate the charges or practices of non-dominant carriers, such as our subsidiaries. Nevertheless, these regulatory agencies have the power to impose more stringent regulatory requirements on us and to change our regulatory classification, which may adversely affect our business.

   Our subsidiaries have also received competitive local exchange carrier certification in New York, Virginia, Colorado and Texas, have applied for competitive local exchange carrier certification in Maryland and California, and we are considering the financial, regulatory and operational implications of becoming a competitive local exchange carrier in other states. As a provider of domestic basic telecommunications services, particularly competitive local exchange services, we could become subject to further regulation by the FCC and/or another regulatory agency, including state and local entities.

   An important issue for competitive local exchange carriers is the right to receive reciprocal compensation for the transport and termination of Internet traffic. Most states have required incumbent local exchange carriers to pay competitive local exchange carriers reciprocal compensation. In October 1998, the FCC determined that dedicated Digital Subscriber Line service is an interstate service and properly tariffed at the interstate level. In February 1999, the FCC concluded that at least a substantial portion of dial-up Internet service provider traffic is jurisdictionally interstate. The FCC also concluded that its jurisdictional decision does not alter the exemption from access charges currently enjoyed by Internet service providers. The FCC established a proceeding to consider an appropriate compensation mechanism for interstate Internet traffic. Pending the adoption of that mechanism, the FCC saw no reason to interfere with existing interconnection agreements and reciprocal compensation arrangements. The FCC order has been appealed. There can be no assurance that any future court, state regulatory or FCC decision on this matter will favor our position. An unfavorable result may have an adverse impact on our potential future revenues as a competitive local exchange carrier, as well as increasing our costs for PRIs generally.

If we experience system failure or shutdown, we may not be able to deliver services

   Our success depends upon our ability to deliver reliable, high-speed access to the Internet and upon the ability and willingness of our telecommunications providers to deliver reliable, high-speed telecommunications service through their networks. Our network, and other networks providing services to us, are vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures and similar events, particularly if such events occur within a high traffic location of the network. We have designed our network to minimize the risk of such system failure, for instance, with redundant circuits among points-of-presence to allow traffic rerouting. In addition, we perform lab and field testing before integrating new and emerging technology into the network, and we engage in capacity planning. Nonetheless, we cannot assure that we will not experience failures or shutdowns relating to individual points-of-presence or even catastrophic failure of the entire network.

   We carry business personal property insurance at both scheduled locations and unscheduled locations to protect us against losses due to property damage and business interruption. Such coverage, however, may not be adequate or available to compensate us for all losses that may occur. In addition, we generally attempt to limit our liability to customers arising out of network failures by contractually disclaiming all such liability. In respect of many services, we have also contractually limited liability to a usage credit based upon the amount of time that the system was not operational. We cannot assure, however, that such limitations will be enforceable. In any event, significant or prolonged system failures or shutdowns could damage our reputation and result in the loss of customers.

Although we have implemented network security measures, our network may be susceptible to viruses, break-ins or disruptions

   We have implemented many network security measures, such as limiting physical and network access to our routers. Nonetheless, our network's infrastructure is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or other Internet users. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessation in service to our customers. Furthermore, such inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. This could, in turn, deter potential customers and adversely affect our existing customer relationships.

   Security problems represent an ongoing threat to public and private data networks. Attacks upon the security of Internet sites and infrastructure continue to be reported to organizations such as the CERT Coordination Center at Carnegie Mellon University, which facilitates responses of the Internet community to computer security events. Addressing problems caused by computer viruses, break-ins or other problems caused by third parties could have a material adverse effect on us.

   The security services that we offer in connection with our customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of such problems may result in claims against us or liability on our part. Such claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business or reputation or on our ability to attract and retain customers for our products. Moreover, until more consumer reliance is placed on security technologies available, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry and our customer base and revenues.

Risk associated with dependence on technology and with proprietary rights

   Our success and ability to compete is dependent in part upon our technology and technical expertise and, to a lesser degree, on our proprietary rights as well. In order to establish and protect our technology, we rely on a combination of copyright, trademark and trade secret laws and contractual restrictions. Nevertheless, we cannot assure that such measures are adequate to protect our proprietary technology. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently. In addition, our products may be licensed or otherwise utilized in foreign countries where laws may not protect our proprietary rights to the same extent as do laws in the United States. It is our policy to require employees and consultants and, when obtainable, suppliers to execute confidentiality agreements upon the commencement of their relationships with us. Nonetheless, we cannot assure that these precautions will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

   In addition, we are also subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. From time to time, we have received claims that we have infringed other parties' proprietary rights. While we do not believe that we have infringed the proprietary rights of other parties, we cannot assure that third parties will not assert infringement claims in the future with respect to our current or future products. Such claims may require that we enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of such claims. We cannot assure that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

   We have recently introduced new enterprise service offerings, including value-added, Internet protocol-based enterprise communication services and xDSL-based Internet access services in limited areas. The failure of these services to gain market acceptance in a timely manner or at all, or the failure of xDSL-based services, in particular, to achieve significant market coverage could have a material adverse effect on our business, financial condition and results of operations. If we introduce new or enhanced services with reliability, quality or compatibility problems, it could significantly delay or hinder market acceptance of such services, which could adversely affect our ability to attract new customers and subscribers. Our services may contain undetected errors or defects when first introduced or as enhancements are introduced. Despite testing by us or our customers, we cannot assure that errors will not be found in new services after commencement of commercial deployment. Such errors could result in additional development costs, loss of or delays in market acceptance, diversion of technical and other resources from our other development efforts and the loss of credibility with our customers and subscribers. Any such event could have a material adverse effect on our business, financial condition and results of operations.

   Additionally, if we are unable to match our network capacity to customer demand for our services, our network could become congested during periods of peak customer demand. Such congestion could adversely affect the quality of service we are able to provide. Conversely, due to the high fixed cost nature of our infrastructure, if our network is under-utilized, it could adversely affect our ability to provide cost-efficient services. Our failure to match network capacity to demand could have a material adverse effect on our business, financial condition or results of operations.

We will retain a significant amount of discretionary authority over the use of net proceeds of the offering

   We will retain a significant amount of discretion over the application of the net proceeds of the offering of the securities. Because of the number and variability of factors that determine our use of the net proceeds of the offering, there can be no assurance that such applications will not vary substantially from our current intentions. Pending such utilization, we intend to invest the net proceeds of the offering in short-term investment grade and government securities. See "Use of Proceeds."

The market price and trading volume of our stock may be volatile

   The market price and trading volume of our common stock has been and may continue to be highly volatile. Factors such as variations in our revenue, earnings and cash flow and announcements of new service offerings, technological innovations, strategic alliances and/or acquisitions involving our competitors or price reductions by us, our competitors or providers of alternative services could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected technology-based companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. Such broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock.

We do not anticipate that we will pay cash dividends on our common stock

   We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our debt securities and credit facility contain limitations on our ability to declare and pay cash dividends.

Forward-looking statements

   Some of the information contained in this prospectus and in any prospectus supplement may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or similar words, or by discussions of strategy that involve risks and uncertainties. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions or transactions. We cannot assure that the future results indicated, whether expressed or implied, will be achieved. The risk factors noted in this section and other factors noted throughout this prospectus and in any prospectus supplement, including risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                USE OF PROCEEDS

   Unless otherwise described in an applicable prospectus supplement, the proceeds from the sale of securities offered by this prospectus and each prospectus supplement will be used to repay certain indebtedness, for general corporate purposes and for possible acquisitions of businesses, telecommunications bandwidth and other assets.

                      RATIO OF EARNINGS TO COMBINED FIXED
                        CHARGES AND PREFERRED DIVIDENDS

   For purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of losses before income taxes, equity in loss of affiliate and fixed charges (interest charges and preferred dividend requirements of subsidiaries, adjusted to a pretax basis). Fixed charges consist of interest on all indebtedness, amortization of debt financing costs and that portion of rental expense which we believe to be representative of interest (deemed to be one-third of rental expense).

   Due to operating losses, we have a deficiency of earnings to cover combined fixed charges and preferred dividends for the periods indicated (in thousands of U.S. dollars):

                                1994      1995      1996      1997      1998
                               -------  --------  --------  --------  ---------
Deficiency of earnings to
 cover combined fixed charges
 and preferred dividends.....  $(5,307) $(52,956) $(54,449) $(46,489) $(265,796)
                               -------  --------  --------  --------  ---------

                      DESCRIPTION OF PREFERRED STOCK TO BE
                        OFFERED BY PROSPECTUS SUPPLEMENT

   We may issue from time to time under the registration statement of which this prospectus is a part shares of one or more series of our preferred stock. The following description summarizes general terms and provisions of the preferred stock to which any prospectus supplement may relate. The particular terms of any series of preferred stock and the extent to which these general provisions may apply to the series of preferred stock so offered will be described in the prospectus supplement relating to such preferred stock. The following summary of general provisions of the preferred stock does not purport to be complete, and is qualified in its entirety by reference to the provisions of our Certificate of Incorporation, including the amendment to our Certificate of Incorporation relating to a specific series of the preferred stock, which will be filed as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part.

General

   Under our Certificate of Incorporation, we have the authority to issue up to 30,000,000 shares of our preferred stock par value $.01 per share. As of the date of this prospectus, 1,000,000 shares of our preferred stock were designated as Series A Junior Participating Preferred Stock in connection with our Shareholder Rights Plan, of which none have been issued. For a description of the relative rights, preferences, privileges and restrictions of the previously designated series of our preferred stock, see "Description of Capital Stock-- Preferred Stock."

   Our Board of Directors is authorized to issue shares of our preferred stock, in one or more series, and to fix the rights, preferences, privileges and restrictions of such series and such other qualifications, limitations or restrictions as are permitted by the New York Business Corporation Law.

   Our Board of Directors is authorized to determine for each series of preferred stock, and the prospectus supplement with respect to each such series shall set forth the following:

  (1) the designation of such shares and the number of shares that constitute such series;

  (2) the dividend rate, or the method of calculation thereof, if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

  (3) the dividend periods, or the method of calculation thereof;

  (4) the voting rights of the shares;

  (5) the liquidation preference and the priority as to payment upon liquidation, dissolution or winding-up of PSINet;

  (6) whether or not and on what terms the shares of such series will be subject to redemption or repurchase at our option;

  (7) whether and on what terms the shares of such series will be convertible into or exchangeable for other debt or equity securities;

  (8) whether the shares of such series of preferred stock will be listed on a securities exchange;

  (9) any special United States Federal income tax considerations applicable to such series; and

  (10) the other rights and privileges, if any, of such series.

Dividends

   Holders of shares of our preferred stock shall be entitled to receive, when, as and if declared by our Board of Directors out of our funds legally available therefor, dividends payable in cash or such other property and at such dates and such rates, if any, as may be set forth in the applicable prospectus supplement.

   Unless otherwise set forth in the applicable prospectus supplement, each series of our preferred stock will rank junior as to dividends to any shares of our preferred stock that may be issued in the future that is expressly senior as to dividends to such preferred stock. Unless otherwise set forth in the applicable prospectus supplement, no dividends, other than in shares of our common stock or other capital stock ranking junior to the preferred stock of any series as to dividends and upon liquidation, shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon our common stock, or any other shares of our capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends, nor shall any common stock or any other shares of our capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends be redeemed, purchased or otherwise acquired for any consideration, or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock, by us, except by conversion into or exchange for other shares of our capital stock ranking junior to the preferred stock of such series as to dividends, unless:

  (1) if such series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of such dividends set apart for all past dividend periods and the then current dividend period; and

  (2) if such series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period;

provided, however, that any monies previously deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the preferred stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment;

and provided, further, that any such junior or parity preferred stock or common stock may be converted into or exchanged for shares of our stock ranking junior to the preferred stock as to dividends.

   The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

Deposit Account

   No series of preferred stock will be entitled to payments from a deposit account, nor will the initial purchasers of preferred stock deposit any amounts in a deposit account, except as set forth in the applicable prospectus supplement.

Convertibility

   No series of preferred stock will be convertible into, or exchangeable for, other securities or property, except as set forth in the applicable prospectus supplement.

Redemption and Sinking Fund

   No series of preferred stock will be redeemable or receive the benefit of a sinking fund, except as set forth in the applicable prospectus supplement.

Liquidation Rights

   Unless otherwise set forth in the applicable prospectus supplement, in the event of any liquidation, dissolution or winding-up of PSINet, the holders of shares of each series of preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of (1) any other shares of our preferred stock ranking junior to such series of preferred stock as to rights upon liquidation, dissolution or winding-up and (2) shares of our common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable prospectus supplement for such series of preferred stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of preferred stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of our capital stock ranking senior to such series of preferred stock as to the rights upon liquidation, dissolution or winding-up shall have been paid, or a sum set aside therefor sufficient to provide for payment, in full. If upon any liquidation, dissolution or winding-up of PSINet, the amounts payable with respect to the preferred stock, and any other shares of our preferred stock ranking as to any such distribution on a parity with the preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a prospectus supplement for a series of preferred stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of preferred stock will not be entitled to any further participation in any distribution of our assets. Unless otherwise specified in a prospectus supplement for a series of preferred stock, neither our consolidation or merger with another corporation nor a sale of securities by us shall be considered a liquidation, dissolution or winding-up of PSINet.

Voting Rights

   Holders of preferred stock will not have any voting rights, except as set forth below or in the applicable prospectus supplement to which such Preferred Stock relates or as otherwise from time to time required by law. Unless otherwise set forth in the applicable prospectus supplement, holders of shares of preferred stock will have one vote for each share held.

   So long as any shares of any series of preferred stock remain outstanding, we shall not, without the affirmative vote of holders of at least two-thirds of the shares of such series of preferred stock outstanding at the time, voting separately as a class with all other series of our preferred stock upon which like voting rights have been converted and are exercisable:

  (1) issue or increase the authorized amount of any series of our capital stock ranking prior to the outstanding preferred stock as to dividends or upon liquidation; or

  (2) amend, alter or repeal the provisions of our Certificate of Incorporation relating to such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially adversely affect any power, preferred or special right of such series of preferred stock or the holders thereof;

provided, however, that any increase in the amount of our authorized common stock or authorized preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to the preferred stock as to dividends and upon liquidation, dissolution or winding-up shall not be deemed to materially adversely affect such powers, preferences or special rights.

Miscellaneous

   The holders of preferred stock will have no preemptive rights. The preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable subject to Section 630 of the New York Business Corporation Law. Shares of preferred stock redeemed or otherwise reacquired by us shall resume the status of authorized and unissued shares of our preferred stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the preferred stock while there is any arrearage on sinking fund installments, except as may be set forth in an applicable prospectus supplement. Payment of dividends on any series of the preferred stock are currently restricted by, and may continue to be restricted by, the terms of loan agreements, indentures and other transactions to which we are currently or may become a party. Any material contractual restrictions on dividend payments will be described or incorporated by reference in the applicable prospectus supplement.

No Other Rights

   The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, our Certificate of Incorporation or as otherwise required by law.

Transfer Agent and Registrar

   The transfer agent and registrar for each series of preferred stock will be designated in the applicable prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share.

   The following summary of our capital stock and provisions of our Certificate of Incorporation, Amended and Restated By-laws, and Shareholders Rights Plan does not purport to be complete and is qualified in its entirety by reference to the provisions of or Certificate of Incorporation, Amended and Restated By-laws, and Shareholders Rights Plan. Copies of our Certificate of Incorporation, Amended and Restated By-laws, and Shareholders Rights Plan have been filed with the Securities and Commission. See "Available Information."

Common Stock

   At March 31, 1999, approximately 56,298,800 shares of common stock were outstanding. In addition, a total of approximately 11,288,706 shares of common stock were reserved for issuance in connection with outstanding stock options, 50,000 shares were reserved for issuance in connection with outstanding warrants to purchase common stock and a total of 1,755,823 additional shares were reserved for issuance under our Executive Stock Option Plan, Executive Stock Incentive Plan, Director's Stock Incentive Plan and Strategic Stock Incentive Plan.

   Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority shareholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our Board of Directors out of funds legally available for payment. In the event of a liquidation, dissolution or winding up of PSINet, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock to be outstanding upon completion of this offering will by fully paid and non-assessable, subject to Section 630 of the New York Business Corporation Law.

   Under Section 630 of the New York Business Corporation Law, the ten largest shareholders of PSINet may become personally liable for unpaid wages and debts to our employees if our capital stock ceases to be listed on a national or an affiliated securities association.

   Our common stock is traded on The Nasdaq Stock Market under the symbol
"PSIX."

Preferred Stock

   Our Board of Directors has the authority to issue up to 30,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of such series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by shareholders. As of the date of this prospectus, 1,000,000 shares of our preferred stock were designated as Series A Junior Participating Preferred Stock, $.01 per value per share, in connection with our Shareholder Rights Plan, no shares of which have been issued. Our Board of Directors may designate and authorize the issuance of new series of our preferred stock with voting and other rights that could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation and could have the effect of delaying, deferring or preventing a change in control of PSINet.

   In November 1997, we issued 600,000 shares of our Series B 8% Convertible Preferred Stock in a private placement for approximately $30.0 million. During the first quarter of 1999, all outstanding shares of the Series B preferred stock, which accrued dividends at an annual rate of 8%, were converted into an aggregate of 3,000,000 shares of our common stock. As a result of this conversion, we are no longer required to pay the 8% annual dividends under the terms of the Series B preferred stock. Effective upon this conversion, the formerly outstanding shares of Series B preferred stock have resumed the status of authorized and unissued shares of our preferred stock undesignated as to series, and are available for future issuance as described in the immediately preceding paragraph.

   For a description of general terms and provisions of one or more new series of preferred stock which may be offered by means of a separate prospectus supplement, see "Description of Preferred Stock To Be Offered By Prospectus Supplement."

Registration Rights

   In connection with our acquisitions of InterCon Systems Corporation in June 1995 and Software Ventures Corporation in July 1995, we granted registration rights with respect to an aggregate of approximately 1,683,819 shares of our common stock and options to purchase 543,347 shares of our common stock issued to former InterCon and Software Ventures shareholders. All such shares of common stock and other securities are called the "registrable shares". Pursuant to registration rights agreements between us and the former shareholders of InterCon and Software Ventures, respectively, the original holders of registrable shares or their permitted transferees are entitled to registration rights with respect to their registrable shares. If, prior to May 8, 2000, we propose to register any of our securities under the Securities Act of 1933, the holders of registrable shares will be entitled to notice thereof and, subject to restrictions, to include their registrable shares in such registration. Furthermore, one or more holders of registrable shares may require us on up to five occasions prior to September 30, 2006 to register their shares on Form S-3, subject to specified conditions and limitations and provided that such holders are not permitted to require such registration more frequently than once every six months. The former InterCon shareholders are entitled to three demand registrations and one Form S-3 registration; and some of the former Software Ventures shareholders are entitled to a single demand registration and a single Form S-3 registration, subject to specified conditions and limitations and provided that any demand must be at an aggregate offering price to the public of at least $1.0 million and no demand may be made within six months of a prior demand. The right of holders of registrable shares to include their shares in an underwritten registration is subject to the right of the underwriters to limit the number of shares included in the offering. Subject to limitations, we are required to bear all registration, legal (for no more than one independent legal counsel for all selling holders of registrable shares) and other expenses in connection with these registrations, other than underwriting discounts and commissions, and must provide appropriate indemnification. These registration rights rank ratably.

   In connection with the private placement of our Series B preferred stock, we granted registration rights to the holders of our Series B preferred stock with respect to 600,000 shares of Series B preferred stock, which were recently converted into an aggregate of 3,000,000 shares of our common stock. These registration rights rank ratably with and are substantially similar to those described in the immediately preceding paragraph, except that we were required to file a registration statement on Form S-3 with respect to the shares of common stock issuable upon conversion of the Series B Preferred Stock pursuant to demand registration rights exercised by the holders of the Series B Preferred Stock, which registration statement was declared effective by the Securities and Exchange Commission on April 24, 1998, and at any time prior to November 17, 2000 when that registration statement is not effective, the former holders of Series B Preferred Stock may be entitled to notice and piggyback registration rights, which are not subject to an underwriter's cutback.

   In connection with the transactions contemplated by the IRU Purchase Agreement between us and IXC, we granted registration rights to IXC with respect to 10,165,779 shares of our common stock issued to IXC. These registration rights rank ratably with and are substantially similar to those described in the immediately preceding two paragraphs except that IXC is entitled to notice and piggyback registration rights at any time, IXC may make up to three separate demands to have us file a registration statement under the Securities Act of 1933 with respect to an underwritten public offering, and IXC is entitled to one demand registration on Form S-3 every six months.

   No holder of registration rights exercised its rights in respect of the registration of the securities offered pursuant to this prospectus.

New York Anti-Takeover Law, Certain Charter and By-law Provisions and Other Anti-takeover Considerations

   As a New York corporation, we are subject to the provisions of Section 912 of the New York Business Corporation Law and will continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, at least 25% of our total employees are employed primarily within New York or at least 250 employees are so employed and at least 10% of our voting stock is owned beneficially by residents of the State of New York. Section 912 provides, with certain exceptions, which include, among others, transactions with shareholders who became interested prior to the effective date of an amendment to the New York corporation's certificate of incorporation providing that the corporation would be subject to
Section 912 if such corporation did not then have a class of stock registered pursuant to Section 12 of the Exchange Act, that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless:

  (1) the transaction resulting in a person becoming an interested shareholder, or the business combination, was approved by the board of directors of the corporation prior to that person becoming an interested shareholder;

  (2) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder; or

  (3) the business combination meets certain valuation requirements for the stock of the New York corporation.

An "interested shareholder" is defined as any person that:

  (a) is the beneficial owner of 20% or more of the outstanding voting stock a New York corporation; or

  (b) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock.

These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own a majority of our outstanding common stock after this offering.

   Our Certificate of Incorporation and Amended and Restated By-laws contain provisions intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and of the policies formulated by the Board which may discourage a future unsolicited takeover of PSINet. These provisions could have the effect of discouraging some attempts to acquire PSINet or remove incumbent management, including incumbent members our Board of Directors, even if some or a majority of our shareholders deemed such an attempt to be in their best interests.

   Our Certificate of Incorporation or Amended and Restated By-laws, as applicable, among other things:

  (1) provide that the number of directors will be not fewer than three nor more than nine, with the exact number of directors to be determined from time to time by resolution adopted by a majority of our Board of Directors;

  (2) provide for a classified Board of Directors consisting of two classes of directors having staggered terms of two years each, with each of the classes required to consist of at least three directors;

  (3) subject to any rights of holders of our preferred stock which may be granted by our Board of Directors in the future and except as otherwise provided by Section 706(d) of the New York Business Corporation Law, provide that directors may be removed only for cause;

  (4) subject to any rights of holders of our preferred stock which may be granted by our Board of Directors in the future, permit vacancies on the Board of Directors that may occur between annual meetings and any newly created seats to be filled only by the Board of Directors and not by the shareholders;

  (5) limit the right of shareholders to call special meetings of shareholders;

  (6) prohibit shareholders from proposing amendments to our Certificate of Incorporation;

  (7) require any shareholder who wished to bring any proposal before a meeting of our shareholders or to nominate a person to serve as a director to give written notice thereof and certain related information at least 60 days prior to the date one year from the date of our immediately preceding annual meeting, if such proposal or nomination is to be submitted at an annual meeting, and within ten days of the giving of notice to our shareholders, if such proposal or nomination is to be submitted at a special meeting;

  (8) require the affirmative vote of at least two-thirds of our capital stock entitled to vote to amend certain provisions of our Certificate of Incorporation and to amend our Amended and Restated By-laws; and

  (9) provide that our Board of Directors, without action by our shareholders, may issue and fix the rights and preferences of shares of our preferred stock.

These provisions may have the effect of delaying, deferring or preventing a change of control of PSINet without further action by our shareholders, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Shareholder Rights Plan

   Each outstanding share of our common stock has attached to it a preferred stock purchase right (a "right"). The rights also attach to most future issuances of common stock. Subject to exceptions, each right will entitle the registered holder to buy one one-thousandth of a share of our Series A preferred stock at an exercise price of $75 per right.

   Subject to exceptions, the right will become exercisable upon the occurrence of the earlier of:

  . an announcement that a person or group of affiliated or associated persons (each, an "acquiring person") has acquired beneficial ownership of 20.50% or more of our outstanding common stock

     (other than persons who acquire ownership pursuant to a tender offer or exchange offer which is for all outstanding shares of our common stock, or persons who acquire ownership directly from us, William L. Schrader, our Chairman and Chief Executive Officer, or his or our affiliates so long as such persons beneficially own less than 50% of our outstanding common stock); or

  . an announcement or commencement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20.50% or more of the outstanding shares of our common stock (the earlier of such dates being called the "distribution date").

In such event, each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right, subject to exceptions, to receive upon exercise thereof a number of shares (or portions of shares) of Series A preferred stock or, at the discretion of our Board of Directors, a number of additional shares of common stock as set forth in the Rights Plan. The acquisition of shares of our common stock by IXC or its controlled affiliates pursuant to the IRU purchase agreement between IXC and us, however, will not render it an acquiring person. In addition, Ralph J. Swett, the former Chairman of IXC, will not become an acquiring person solely by reason of the issuance or exercise of options, if any, granted to him in his capacity as a director of PSINet.

   All rights expire on June 5, 2006, unless the rights are earlier redeemed or exchanged by us or expire earlier upon the consummation of certain transactions. Shares of our Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A preferred stock will be entitled, when, as and if declared, to an aggregate dividend of 1,000 times the dividend declared per share of our common stock. No dividend may be declared on the common stock without the concurrent declaration of a dividend on the Series A preferred stock. In the event of liquidation, holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus any accrued but unpaid dividends, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock; thereafter, holders of the Series A preferred stock and the holders of common stock will share pari passu per share in any of our remaining assets. Each share of our Series A preferred stock will have 1,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock.

   In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person which will thereupon become void, will thereafter have the right (the "flip-in right") to receive, upon exercise of a right at the then current exercise price of the right, that number of one one-thousandths of a share of Series A preferred stock or, in the discretion of our Board of Directors, that number of shares of common stock or, in certain circumstances, other of our securities, having a market value of two times the exercise price of the right. The flip-in right provisions do not apply to a merger or other business combination with a person who has acquired shares of our common stock pursuant to certain transactions approved by our Board of Directors (each, a "permitted offer").

   In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold or transferred, except pursuant to a permitted offer, proper provision will be made so that each holder of a right, other than rights beneficially owned by an acquiring person which will have become void, will thereafter have the right (the "flip-over right") to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the person with which we have engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the right. The holder of a right will continue to have the flip-over right whether or not such holder exercises or surrenders the flip-in right.

   At any time prior to the earlier to occur of a person becoming an acquiring person or the expiration of the rights, and under other specified circumstances, we may redeem the rights at a redemption price of $.01 per right. We may, at our option, pay the redemption price in shares of our common stock. After the date that a person becomes an acquiring person, we may redeem the then outstanding rights, at the redemption price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving us in which all holders of shares of common stock are treated alike.

   The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the rights being redeemed, a substantial number of rights being acquired, or the offer being deemed a permitted offer under the Rights Plan. However, the rights should not interfere with any merger or other business combination in connection with a permitted offer or that is approved by us because the rights are redeemable under specified circumstances.

Transfer Agent and Registrar

   First Chicago Trust Company of New York is the transfer agent and registrar for our common stock. Its telephone number for such purposes is (201) 222-4099.

                          DESCRIPTION OF INDEBTEDNESS

   The following summaries of our existing indebtedness do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto, copies of which have been filed with the Securities and Exchange Commission and to which reference is hereby made. See "Where You Can Find More Information."

Credit Facility

   In September 1998, we entered into a new three-year senior secured revolving credit facility, pursuant to which The Chase Manhattan Bank ("Chase") is acting as administrative agent, to replace our existing bank credit arrangements in the United States. The credit facility is a secured revolving credit facility with borrowing availability thereunder in the maximum principal amount of $110 million.

   Interest. Borrowings under the credit facility bear interest at our option, at:

  (a) the London interbank offered rate for deposits in U.S. Dollars for the relevant period multiplied by the statutory reserve rate plus the Applicable Margin ("Eurodollar Rate"), or

  (b) the higher of Chase's prime rate or the Federal Funds effective rate plus 1/2 of 1%, plus the Applicable Margin ("ABR Rate"). The Applicable Margin varies based on the Leverage Ratio, as defined in the credit facility, as of the most recent determination date. Currently, the Applicable Margin is 1.75% for ABR Rate borrowings and 2.75% for Eurodollar Rate borrowings.

   Guarantees and Security. Our obligations under the credit facility are guaranteed by each existing and subsequently acquired or organized domestic subsidiary of ours which owns or maintains at least $1,000,000 in assets or generates at least $1,000,000 in annual revenues, and are secured by a lien on substantially all of our assets and the assets of each of our subsidiary guarantors and by a pledge by us and each of our subsidiary guarantors of all capital stock and other equity interests owned by us and such subsidiary guarantors (65% in the case of equity interests in foreign subsidiaries).

   Covenants. The credit facility contains covenants and provisions that restrict, among other things, our and our subsidiaries' ability to:

  (1) make dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments;

  (2) make prepayments, redemptions and repurchases of indebtedness;

  (3) incur liens and enter into sale-leaseback transactions;

  (4) make certain loans and investments;

  (5) incur additional indebtedness and certain contingent obligations;

  (6) effect certain mergers, acquisitions and asset sales;

  (7) engage in certain transactions with affiliates;

  (8) effect certain changes in business conducted by us; and

  (9) amend and waive certain debt and other agreements.

The credit facility also requires the satisfaction of certain financial covenants, including a minimum annual consolidated revenue test, a minimum debt-to-annualized adjusted revenue ratio, a minimum aggregate balance of nonrestricted cash and available borrowings and a minimum EBITDA test. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Structure." In addition, the credit facility requires a reduction in the maximum amount of availability and prepayments, if required as a result of such reduction, equal to the net proceeds received from certain asset sales aggregating more than $5 million and from certain casualty events.

   Events of Default. Events of default under the credit facility include various events of default customary for such type of agreement, such as failure to pay scheduled payments when due, cross defaults with and cross acceleration to other indebtedness, including the 10% senior notes and the 11 1/2% senior notes, the occurrence of a change in control (as defined in the credit facility) and certain events of bankruptcy, insolvency and reorganization.

10% Senior Notes

   We have outstanding $600.0 million aggregate principal amount of our 10% Senior Notes due 2005. The 10% senior notes are senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 10% senior notes were issued under an Indenture dated as of April 13, 1998 between us and Wilmington Trust Company, as trustee.

   The 10% senior notes will mature on February 15, 2005. Interest on the 10% senior notes is payable semi-annually on August 15 and February 15 of each year, commencing August 15, 1998. The 10% senior notes are redeemable at our option, in whole or in part, at any time on or after February 15 of 2002, 2003 and 2004 at 105%, 102.5% and 100% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to February 15, 2001, we may redeem up to 35% of the original aggregate principal amount of the 10% senior notes at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the 10% senior notes remains outstanding immediately after such redemption. Upon the occurrence of a "change of control" (as defined in the 10% senior notes indenture), we will be required to make an offer to purchase all of the 10% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 10% senior notes upon a change of control. Our credit facility prohibits us from repurchasing any 10% senior notes upon a change of control unless we have paid all amounts outstanding under the credit facility prior thereto.

   The 10% senior notes indenture contains certain financial covenants with which we must comply relating to, among other things, the following matters:

  (1) limitation on our payment of cash dividends, repurchase of capital stock, payment of principal on subordinated indebtedness and making of certain investments, unless after giving effect to each such payment, repurchase or investment, certain operating cash flow coverage tests are met, excluding certain permitted payments and investments;

  (2) limitation on our and our subsidiaries' incurrence of additional indebtedness, unless at the time of such incurrence, our ratio of debt to annualized operating cash flow would be less than or equal to 6.0 to
      1.0 prior to April 1, 2001 and less than or equal to 5.5 to 1.0 on or after April 1, 2001, excluding certain permitted incurrences of debt;

  (3) limitation on our and our subsidiaries' incurrence of liens, unless the 10% senior notes are secured equally and ratably with the obligation or liability secured by such lien, excluding certain permitted liens;

  (4) limitation on the ability of any of our subsidiaries to create or otherwise cause to exist any encumbrance or restriction on the payment of dividends or other distributions on its capital stock, payment of indebtedness owed to us or any of our other subsidiaries, making of investments in us or any other of our subsidiaries, or transfer of any properties or assets to us or any of our other subsidiaries, excluding permitted encumbrances and restrictions;

  (5) limitation on certain mergers, consolidations and sales of assets by us or our subsidiaries;

  (6) limitation on certain transactions with our affiliates;

  (7) limitation on the ability of any or our subsidiaries to guarantee or otherwise become liable with respect to any of our indebtedness unless such subsidiary provides for a guarantee of the 10% senior notes on the same terms as the guarantee of such indebtedness;

  (8) limitation on certain sale and leaseback transactions by us or our subsidiaries;

  (9) limitation on certain issuances and sales of capital stock of our subsidiaries; and

  (10) limitation on the ability of us or our subsidiaries to engage in any business not substantially related to a telecommunications business.

   The events of default under the 10% senior notes indenture include various events of default customary for such type of agreement, including, among others, the failure to pay principal and interest when due on the 10% senior notes, cross-defaults on other indebtedness for borrowed monies in excess of $10 million, which indebtedness would therefore include indebtedness outstanding under the credit facility, certain judgments or orders for payment of money in excess of $10 million, and certain events of bankruptcy, insolvency and reorganization.

11 1/2% Senior Notes

   We have outstanding $350.0 million aggregate principal amount of our 11 1/2% senior notes due 2008. The 11 1/2% senior notes are our senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 11 1/2% senior notes were issued under an Indenture dated as of November 3, 1998, as amended, between us and Wilmington Trust Company, as Trustee.

   The 11 1/2% senior notes will mature on November 1, 2008. Interest on the 11 1/2% senior notes is payable semi-annually on May 1 and November 1 of each year, commencing May 1, 1999. The 11 1/2% senior notes are redeemable at our option, in whole or in part, at any time on or after November 1 of 2003, 2004, 2005 and 2006 at 105.70%, 103.833%, 101.917% and 100% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to November 1, 2001, we may redeem up to 35% of the original aggregate principal amount of the 11 1/2% senior notes at a redemption price of 111.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the 11 1/2% senior notes remains outstanding immediately after such redemption. Upon the occurrence of a change of control (as defined in the 11 1/2% senior notes indenture), we will be required to make an offer to purchase all of the 11 1/2% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 11 1/2% senior notes upon a change of control. Our credit facility prohibits us from repurchasing any 11 1/2% senior notes upon a change of control unless we have paid all amounts outstanding under the credit facility prior thereto.

   The 11 1/2% senior notes indenture contains certain financial covenants with which we must comply, which are substantially identical to those contained in the indenture governing our 10% senior notes described above under "--10% Senior Notes."

   The events of default under the 11 1/2% senior notes indenture are substantially identical to those contained in the indenture governing our 10% senior notes described above under "--10% Senior Notes."

                              PLAN OF DISTRIBUTION

   We may sell the securities to one or more underwriters pursuant to an underwriting agreement for public offering and sale in the United States or eligible foreign jurisdictions by them or may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of securities will be named in the applicable prospectus supplement. We have reserved the right to sell securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

   Underwriters may offer and sell securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. We also may, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

   Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

   Underwriters and dealers may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M of the Securities and Exchange Commission. In general, a passive market maker may not bid for or purchase shares of our common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% or its average daily trading volume in shares of our common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon by Nixon, Hargrave, Devans & Doyle LLP, New York, New York, counsel for PSINet. Certain attorneys with Nixon, Hargrave, Devans & Doyle LLP currently own in the aggregate less than one percent of our common stock.

                                    EXPERTS

   The consolidated financial statements of PSINet Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      DOCUMENTS INCORPORATED BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference in this prospectus the following documents:

  1. Our annual report on Form 10-K for our fiscal year ended December 31, 1998. This report contains:

    . audited consolidated balance sheets for us and our subsidiaries as of December 31, 1998 and 1997

    . related consolidated statements of operations, of changes in shareholders' equity and of cash flows for the years ended December 31, 1998, 1997 and 1996

  2. Our current reports on Form 8-K dated

    . July 31, 1997 (solely insofar as it relates to our Shareholder Rights Agreement dated May 8, 1996, as amended)

    .  August 20, 1997

  3. Our registration statement on Form 8-A dated April 7, 1995, as amended (registration no. 0-25812)

  4. Our registration statement on Form 8-A dated June 4, 1996, as amended (registration no. 0-25812)

   We are also incorporating by reference in this prospectus all reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of securities under this prospectus. These reports and documents will be incorporated by reference in and considered to be a part of this prospectus as of the date of filing of such reports and documents.

   Any statement contained in this prospectus or in a document which is incorporated by reference herein will be modified or superseded for purposes of this prospectus to the extent that a statement in any document that we file after the date of this prospectus that also is incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

   This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. You may request, and we will send to you, without charge, copies of these documents, other than exhibits to these documents, which we will send to you for a reasonable fee. Requests should be directed to the Office of the Secretary, PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170 (telephone (703) 904-4100).

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a "shelf" registration process under the Securities Act of 1933. Under the shelf process, we may, from time to time, sell any combination of the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.

   This prospectus and the accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

   This prospectus provides you with a general description of the offered securities. Each time we sell offered securities, we will provide a prospectus supplement that will contain specific information about the term of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have file with the SEC, including the registration statement, at the following SEC public reference rooms:

     Judiciary Plaza          7 World Trade Center    Northwest Atrium Center
  450 Fifth Street, N.W.          Suite 1300          500 West Madison Street
        Room 1024          New York, New York 10048          Suite 1400
   Washington, DC 20549                               Chicago, Illinois 60661

   You can also obtain copies of filed documents, at prescribed rates, by mail from the Public Reference Section of the SEC at its Judiciary Plaza location, listed above, or by telephone at 1-800-SEC-0330 or electronically through the SEC's Web Site at http://www.sec.gov.

   Our common stock is listed on the Nasdaq National Market under the symbol "PSIX," and our SEC filings can also be read and obtained at the following Nasdaq address:

                            The Nasdaq Stock Market
                                Reports Section
                              1735 K Street, N.W.
                             Washington, D.C. 20006

   We furnish our stockholders with annual reports containing our audited financial statements and with proxy material for our annual meetings complying with the proxy requirements of the Securities Exchange Act of 1934.

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April 28, 1999

                              [LOGO] PSINET(SM)

                               8,000,000 Shares

            6 3/4% Series C Cumulative Convertible Preferred Stock


                         ----------------------------

                             PROSPECTUS SUPPLEMENT

                         ----------------------------


                         Donaldson, Lufkin & Jenrette
                              Merrill Lynch & Co.
                           Bear, Stearns & Co. Inc.
                         BancBoston Robertson Stephens
                             Chase Securities Inc.

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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement and the accompanying prospectus or to make representations as to matters not stated in this prospectus supplement and the accompanying prospectus. You must not rely on unauthorized information. This prospectus supplement and the accompanying prospectus are not offers to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sales made hereunder after the date of this prospectus supplement shall create an implication that the information contained in this prospectus supplement and the accompanying prospectus or the affairs of PSINet have not changed since the date hereof.

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